PARKWAY PROPERTIES

ANNUAL REPORT

06


Prudential



Table of Contents



ON the COVER

The skyline of the East Loop in Chicago is seen through the dramatic architecture of the Jay Pritzker Pavilion in Millennium Park, designed by award-winning architect Frank Gehry. Millennium Park is located one block from Illinois Center where Parkway owns One and Two Illinois Center, totaling 2.1 million square feet and producing cash net operating income of over $33 million. The East Loop is in a state of positive transformation as a multitude of projects are bringing retail, dining, lodging, residential and cultural destinations to the area with projects such as Millennium Park, Lake Shore East, the River East and the extension of the Magnificent Mile.

Our performance in 2006 was much improved, with Parkway delivering total return to our shareholder's of 34.3%, compared to the NAREIT Equity Index and S&P 500, which posted total returns of 35.1% and 15.8%, respectively. Our NAREIT office peer group posted total returns in 2006 of 45.2%, which reflects the continued strong capital flow into the sector, a more favorable operating environment for office properties, and several large office REIT purchases announced during the year. Our funds from operations ("FFO") were $4.10 per diluted share in 2006 compared to $4.16 in 2005. Funds available for distribution ("FAD") were $28.9 million in 2006 compared to $31.6 million in 2005. FAD is an important number because, as the name implies, it indicates whether or not a company has funds available to cover its dividends (distributions). In 2006, our dividends paid to common shareholders exceeded FAD by approximately $8.6 million. However, our projections indicate that the dividend should be covered by FAD during the Gear Up Plan. Our occupancy in 2006 increased from 88.9% at January 1, 2006 to 90.8% at January 1, 2007. Customer retention for 2006 of 73% was in line with our industry leading ten-year average of 74%. I am pleased to report that we are executing well on the goals of our GEAR UP Plan, which we will discuss in detail later in this letter.

Macro View

During 2006, we saw the recovery in the overall office market strengthen, with supply of new office buildings remaining in check and the economy continuing to create new office jobs. America created 1.8 million new jobs in 2006, on top of 2.0 million in 2005. For Parkway, this translated into improved occupancy at an average of 90.2% during the year, and the return to positive embedded growth for the first time since July 2002. Embedded growth is defined as the difference between our weighted average in-place cash rents and the weighted average market rental rate. As one can tell from the chart on this page, embedded growth has returned and mirrors the office recovery.

The outlook for most of Parkway's markets in 2007 and 2008 remains strong, with the very high cost of new construction and corresponding increase in replacement rents setting the benchmark for increasing rental rates in most of our core markets.

The last 12 months have also brought about dramatic changes in the capital markets for REITs. The rapid pace of office REITs exiting the public market set off a revaluation of public values for all office REITs. Your stock in Parkway benefited from this overall revaluation. A secondary impact of this shift has been the tremendous amount of office properties being marketed for sale at very low capitalization rates. This reinforces the benefit of our GEAR UP strategy, whereby we are leveraging our return on investment through the earning of recurring fees in addition to the return from the real estate. Without the additional fee income, it would be difficult, if not impossible, to purchase properties at an unleveraged internal rate of return above our weighted average cost of capital. In the face of these circumstances, we have maintained our discipline in the purchases that were made in 2006 and have taken advantage of the market's exuberance in our dispositions. We are seeing a lot of the new properties that are coming to market, which should provide additional opportunities for us to complete the $500 million in acquisitions for the Fund. As a result of declining cap rates and increasing NOIs, our estimated net asset value has increased to a range of $54 to $59 per share as of February 1, 2007, based on a capitalization rate of 7.25%.


$ PER RENTABLE SQUARE FOOT
$1.00
$0.75
$0.50
$0.25
$0.00
($0.25)
($0.50)
($0.75)
($1.00)
($1.25)
01
02
03
04
05
06
07
EMBEDDED GROWTH BY QUARTER

These changes in the capital market also call for us to reiterate our commitment to remain a going concern and to continue operating in the public arena. We view Parkway in the same light as a Wal-Mart or Southwest Airlines, we simply operate a business for increasing cash flow and do not need a "capital event" to unlock value and liquidity...the public market provides that to our shareholders every day. We pledge to stay focused on operating our office properties to maximize long-term investment value during this period of change.


WE ARE
EXECUTING WELL
ON GEAR UP

Investment Report

We executed well on the Equity Opportunities and Asset Recycling goals of the GEAR UP Plan in 2006. Seven properties totaling 1.2 million square feet were purchased at a cost of $184 million by the Parkway Properties Office Fund LP ("the Fund"), our discretionary fund with Ohio Public Employees Retirement System ("Ohio PERS"). This brings the total investment through the Fund to $225 million in nine properties. We were pleased with the progress on acquisitions for the Fund in 2006 and expect that in 2007 and early 2008 we will be able to complete the acquisition of the remaining $275 million. The average cap rate from the properties purchased was 6.6%, but when the asset management, property management, leasing and construction management fees are included with the return from our 25% ownership of these properties, the current return to Parkway is improved dramatically to an average of 9.4%. With the decrease in cap rates that continued throughout 2006, purchasing assets with a partner and leveraging our operating expertise through earning recurring fees allowed us to increase our core portfolio in larger buildings and more institutional markets and increase our earnings potential from the services provided. In fact, we have more square feet today but fewer buildings.

In addition to these purchases by the Fund, the Company purchased the 1 million square foot One Illinois Center in Chicago on a fee simple basis for $198 million in July. This asset is the mirror image of Two Illinois Center, which we have owned since 2001. Now that we are several months into our ownership of both buildings, our vision for the assets as a combined operating unit is taking shape and we are seeing tangible benefits in the operating and leasing area. We were disappointed that our efforts to complete the joint venture of both One and Two Illinois Center in 2006 were unsuccessful. However, after having come to an agreement in principle, we maintained discipline and walked away from the sale when the proposed purchaser wanted to change the agreed upon terms of the venture. These two buildings total 2.1 million square feet, represent a total investment of approximately $397 million on our balance sheet, and reflect almost 28% of the total revenue from our fee simple owned portfolio of assets. Due to this concentration, we continue to believe that it is prudent to diversify by partnering with another investor to own these buildings. We are pleased with the operational progress made to date and expect more improvement in the assets and the Chicago market before remarketing the assets.

On the disposition front, we completed the sale of seven wholly-owned properties totaling 652,000 square feet at a gross sales price of $63.2 million. In addition, we sold the 478,000 square foot Viad Corporate Center ("Viad") in Phoenix, in which we owned a 30% interest through a joint venture, for $105.5 million. These sales resulted in total gains on sales of $22.9 million for Parkway.

Viad provides an excellent example that illustrates the benefits that are derived from the operator-owner strategy that we are executing through the GEAR UP Plan. In May 2002 we purchased Viad for $58 million, representing a cap rate of approximately 9.9%. Pursuing the Venture with Best Partners strategy of the VALUE² Plan, we contributed the building to a joint venture in March 2003 at a total value of $60 million. During the period of joint ownership, Parkway earned management, leasing and construction management fees of $1.0 million. The property was sold in 2006 for a total of $105.5 million, with Parkway recognizing a gain of $13.6 million from its 30% ownership interest. Upon sale, we received deferred management fees of $357,000 and earned an incentive fee (also known in the industry as a "promote fee") of $3.9 million, increasing our return on investment to over 70%. We do not give any value to this promote fee in our initial underwriting of new acquisitions with our partners, but as Viad illustrates, there certainly is real value in this potential revenue source. This also demonstrates the importance of Asset Recycling to maximize value.



A DRAMATIC VIEW of the downtown Atlanta skyline can be seen from Overlook II, located in the Vinings submarket.



PARKWAY PROPERTIES OFFICE FUND, LP
("The Fund")

The Fund is a $500 million discretionary fund formed in July 2005 for the purpose of acquiring high-quality multi-tenant office properties. Parkway is a 25% investor in the Fund and we are pleased to have Ohio Public Employees Retirement System ("Ohio PERS") as our 75% partner. The Fund will be capitalized with approximately $200 million of equity capital and $300 million of non-recourse, fixed-rate first mortgage debt. This represents a target debt to total capitalization of approximately 60% for the Fund once all assets are purchased and the Fund is fully capitalized. The debt ratio on any specific asset within the Fund may be above or below this target. The Fund targets acquisitions in Houston, Phoenix, Atlanta, Chicago, Charlotte, Orlando, Tampa/St. Petersburg, Ft. Lauderdale, Jacksonville and Memphis.

As of January 1, 2007, the total amount invested by the Fund was $225 million. The Fund owns nine assets with a combined total of 1.4 million square feet that is 89.8% leased. On average, the assets in the Fund are expected to earn a capitalization rate of 6.6% in the first twelve months of ownership. With the additional asset, property, and construction management fees and leasing commissions that Parkway will earn from these assets, the return expected to Parkway in the first twelve months of ownership increases to 9.4%. As one can see, the fee income bolsters our return on investment significantly and these fees are recurring in nature. Not only are they recurring, they are given a priority or preference in that they are paid prior to the cash flow available for distribution to the Fund investors.

We believe that Parkway's reputation as an operator of office properties focused on customer retention and customer satisfaction led to Ohio PERS partnering with Parkway. As we continue to concentrate on what we do best — operate office properties — we believe we will continue to see more of these opportunities.



Assets purchased by the Fund in 2006 include Peachtree Ridge (left) and Overlook II (above) in Atlanta and Renaissance Center (right) in Memphis.

	LOCATION	SQUARE FEET (in thousands)	TOTAL COMMITTED COST[1] (in millions)
2005 PURCHASES			
2 building portfolio	Orlando, Florida	230	$ 32
2006 PURCHASES			
2 building portfolio	Jacksonville, Florida	180	25
Chatham Centre	Chicago, Illinois	206	30
Renaissance Center	Memphis, Tennessee	190	39
Overlook II	Atlanta, Georgia	262	47
2 building portfolio	Atlanta, Georgia	313	52
TOTALS		1,381	$ 225

[1] Total committed cost represents initial purchase price plus closing costs, building improvements, leasing costs and tenant improvements during the first two years of ownership.

Capital Report

In the Equity Opportunities goal of the GEAR UP Plan, we took advantage of several opportunities in the public equity market in 2006. In the first quarter, we purchased 71,400 shares of Parkway's common stock in the open market at an average price of $39.41 per share, which was well below our estimated net asset value. In December, we sold 600,000 shares of common stock in a public offering at a gross offering price of $50.25 per share. Five Arrows completed the conversion of its Series B Convertible Preferred stock into common shares during 2006. We continue to have a great working relationship with Five Arrows and look forward to continuing this valuable partnership at a different level in the future. This conversion to common shares will strengthen our modified fixed charge coverage ratio.

As we continue our transformation from an owner-operator to an operator-owner in the GEAR UP Plan, 2007 will be another pivotal year of concentration on Asset Recyling and Equity Opportunities. Our plans call for the disposition of an additional 18 buildings totaling almost 3 million square feet over the next two years at an estimated combined value of approximately $350 million. We are primarily pursuing the contribution of these assets into a joint venture or discretionary fund rather than a fee simple sale.

In the private equity sector, our plans are to complete the balance of the $500 million investment through the Fund with Ohio PERS in 2007 or early 2008 and work to establish a second discretionary fund.

Operational Report

On the operational front, our teams are actively working to increase rents in every market. A strong economy and continued job growth is allowing our customers to expand their businesses, and we are focused on retaining them and expanding their presence in our buildings at higher rental rates.

Throughout this transformation to an operator-owner, our operating philosophy remains unchanged. We believe that having a strong focus on operations creates opportunities for our Company to grow and become more profitable, as evidenced by the Ohio PERS discretionary fund. Our past experience has shown that a company's operating skills can transcend local markets, and when implemented properly, a good operator can expand into different markets profitably and efficiently. By focusing on putting the best people on the job, goal setting, customer retention, good systems and operations, Parkway strengthens its reputation as an operator-owner. The Parkway Profit Chain shown below captures the essence of how we achieve excellent operating performance.

We have great people who provide great customer service. This leads to retention of creditworthy customers; high customer retention leads to higher occupancy and higher net operating income ("NOI"). We control operating expenses at the property and corporate level. We finance this NOI intelligently, creating stable, growing funds from operations. Controlling capital expenditures in turn drives FAD, which allows for higher dividends, and presumably, stock price appreciation. These last two combine to create total return, which is important to our common shareholders and private partners and what we steadfastly try to deliver. Doing all of this takes a real effort from the entire Parkway team. It also takes systems and strategies that can and are being executed effectively.

One example of systems that work well is those designed to support our leasing efforts. It is important to have time-tested, as well as innovative, approaches to producing new leases and speeding up the lease renewal process. Over the years Parkway has implemented several new leasing programs that work. Our Broker Bill of Rights, short-form service agreement (others call it a lease) and customer advocacy programs are models in the industry.

Parkway | Profit Chain



GREAT PEOPLE
GIVE
GREAT CUSTOMER SERVICE
LEADS TO
HIGHER CUSTOMER RETENTION
HIGHER OCCUPANCY
HIGHER NOI
FFO GROWTH
FAD GROWTH
HIGHER DIVIDENDS
PLUS
STOCK PRICE APPRECIATION
EQUALS
TOTAL RETURN


71%
58%
70%
70%
73%
02
03
04
05
06
CUSTOMER
RETENTION


$2.56
$2.60
$2.60
$2.60
$2.60
02
03
04
05
06
DIVIDENDS PAID
PER SHARE


$4.43
$4.38
$4.51
$4.16
$4.10
02
03
04
05
06
ANNUAL
FFO





OUR UNCOMPROMISING FOCUS on Operations is demonstrated by the design and implementation of the Utility Consumption Conservation program by our technical services and property management teams in 2006 that helped to produce a 6% reduction in energy consumption across the portfolio, as measured by kilowatt hours.




VALUE OF $100 INVESTED
(TOTAL RETURN TO SHAREHOLDERS)
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
01
02
03
04
05
06
NAREIT EQUITY
NAREIT OFFICE
PARKWAY

AT THE HEART of the GEAR UP Plan are *Great People* transforming Parkway through *Equity Opportunities* and *Asset Recycling* from an owner-operator to an operator-owner. Our long-standing commitment to *Retain our Customers* and provide an *Uncompromising Focus on Operations* remains steadfast. We believe that by accomplishing these goals we can deliver excellent *Performance* to our shareholders.

Last year we introduced you to the GEAR UP Plan, our operating strategy for 2006 through 2008. After completing the first year of the plan, we would like to update you on our progress in executing the goals of the plan.

GREAT PEOPLE. We recognize that delivering great customer service starts with hiring great people, training them well and retaining them. Great People are at the start of the Parkway Profit Chain. To accomplish the ambitious goals of the Plan, we will need more great people, so this goal simply confirms our commitment in this area. We have stepped up the pace of our recruiting, hiring nine new members into our boot camp program in 2006 and expanding our intern program to include 17 positions in 2006. During 2006 we transferred six "boot campers" into our field offices that we believe will carry the Parkway culture far beyond the corporate headquarters. We believe that empowering people to deliver great customer service results in a lower employee turnover, which for Parkway was 21.9% in 2006.



DAVID FOWLER, Sr. VP of Training, discusses The Seven Habits of Highly Effective People by Stephen R. Covey with boot campers Nathan Best, Nia Beasley, McKenzie Followwill, Megan Wylie and Chris Smith in a weekly leadership training session.



EQUITY OPPORTUNITIES. Today we have a broad array of equity opportunities available to Parkway. On the private equity side, this includes the use of joint ventures, discretionary funds, or other similar ownership structures that use capital of private investors to own the physical assets. As of year end, we have 17 properties totaling 2.5 million square feet held in joint ventures or in the Fund. As we have said before, the judicious use of private equity does not indicate that we are abandoning the public markets, merely that this equity option today provides a greater return on equity to our public shareholders. On the public equity side, this includes the judicious use of common equity and preferred equity to manage our balance sheet and growth. During 2006, the entire Series B Convertible Preferred Stock outstanding was converted to common shares.

ASSET RECYCLING. At the start of the GEAR UP Plan, we identified 25 buildings in twelve markets, totaling almost 5 million rentable square feet to be part of the asset recycling program. Most of those properties were smaller assets or located in smaller markets that did not fit our strategy. This portfolio repositioning was designed to align our portfolio with our acquisition criteria, which focuses on owning larger properties in larger and more institutional markets. This is a fluid list of assets based on our evaluation of specific market conditions and review of our portfolio. Elsewhere in this report we have reported on the significant dispositions completed in 2006 and the assets scheduled for disposition in 2007. The other side of Asset Recycling is the reinvestment of proceeds from dispositions into other assets, either owned in the fee-simple format or owned jointly with a partner. During 2006, $408 million was invested in new purchases through both fee-simple ownership and the Fund. We are executing well on the Asset Recycling goals.

RETAIN CUSTOMERS. Customer retention has been the cornerstone of our business since our inception. We simply must continue to execute well in this area. Our goal is a customer retention rate of 75% and in 2006 we achieved customer retention of 73%.

UNCOMPROMISING FOCUS ON OPERATIONS. We are reaffirming our commitment to do that which we do best: operate office properties to maximize long-term investment value. At January 1, 2007, occupancy in our properties was outperforming that of the market in 14 of 16 markets. During 2006, we signed almost 2 million square feet of renewal and expansion leases, seeing a positive difference between the new rental rate and the expiring rental rate in the third and fourth quarters. This is the first time rents have increased in over four years. We signed 541,000 square feet of new leases during 2006. We also saw embedded growth, defined as the difference between the weighted average in-place cash rental rate and consumption, as measured in kilowatt hours. This is a great example of our uncompromising focus on operations.

PERFORMANCE. We adopted Cumulative Adjusted Funds Available for Distribution as the metric for the GEAR UP Plan, with a target of $7.18 per diluted share. Cumulative Adjusted FAD is calculated as the sum of Adjusted FAD for each of the three years of the plan. For 2006, we are pleased to report that our actual adjusted FAD was $.29 above the amount projected for the year in our original GEAR UP model. That does not make the overall goal a slam dunk to achieve. Our continued focus on operations, as well as the timing of our performance goals being met by an unhealthy over-leveraging of the Company.

We believe in a culture of planning, written goal setting, customer service and open disclosure. GEAR UP is a continuation of these core values, but uniquely emphasizes Equity Opportunities and Asset Recycling. These two goals combine to transform Parkway from simply an owner of real estate, to an operator of real estate for others that also owns an interest in the real estate. This strategy simply produces a higher return to our shareholders through the creation of fee income in addition to the income from the real estate. We anticipate that the percentage of assets under management held in joint ventures or funds will increase from



PARKWAY OCCUPANCY COMPARED TO MARKET OCCUPANCY
(AS OF JANUARY 1, 2007)
100%
90%
87.4%
80%
70%
60%
Houston
Chicago
Atlanta
Memphis
Jackson
Columbia
Orlando
Knoxville
Charlotte
Jacksonville
Richmond
Hampton Roads
Phoenix
Nashville
St. Petersburg
Ft. Lauderdale
MARKET OCCUPANCY
PARKWAY OCCUPANCY
NATIONAL AVERAGE



the market rental rate, turn positive for the first time since July 2002 and in the fourth quarter of 2006, saw a return to positive growth in same store net operating income. We believe that our markets will continue to strengthen in 2007, allowing us to increase rental rates and occupancy.

Another operations effort that received top priority in 2006 was energy conservation. Faced with a projected 15% increase in energy costs early in 2006, our technical services team launched the Utility Consumption Conservation ("UCC") program designed to reinforce best practices in facilities operations at all of our buildings. Through the efforts of our property management and engineering teams, we were able to achieve a 6% reduction in energy acquisitions and dispositions over the next two years of the plan will determine whether we meet our overall financial goal of $7.18 per share. We believe an Adjusted FAD goal provides an effective alignment with our shareholders by focusing our team on maximizing income from operations while being mindful of capital expenses and ultimately the funds available to cover our dividend. While there is no consistent definition of FAD in the industry, you will find that our calculation is consistent with the FAD that we routinely report to you each quarter. We set an internal target for fixed charge coverage before principal payments of 2.5 times as a measure of leverage for the plan. While not a requirement of the plan, this self-imposed target serves to prevent the approximately 15% at the beginning of the plan to approximately 50% at the end. In absolute dollars, this represents an increase from approximately $1.4 billion in total assets under management to approximately $2.3 billion. The anticipated increase in the percentage of assets in joint ventures and funds will cause Parkway's revenue derived from fee simple owned assets to decrease from 95% of total revenue to approximately 75% at the end of the plan and fee income to jump from approximately $7.7 million to approximately $14 million. Since all transformations take time, the benefits of this transformation will be realized in a gradual, but growing manner.

Overall, we would grade ourselves a B+, giving us some room for improvement.

Leadership

Another example of systems designed to support our strategy is the "intern", "boot camp" and "parachute" programs. In 2006, 13 interns joined Parkway from 6 different universities, spending 153 combined weeks tackling some important topics we face in our business. Our intern program provides an excellent opportunity for us to evaluate some of the best and brightest people graduating college and MBA programs with an interest in the real estate business, gives them an opportunity to evaluate Parkway's culture to see if it is a fit for them, and gives Parkway the benefit of a fresh look at some important topics. The boot camp program is the next step, which is hiring full-time people to learn our business from every angle. On the operating front they spend time running a property, preparing a budget (and being held accountable for achievement of that budget), managing people and providing excellent customer service. We have expanded the boot camp program to include other important areas of investment underwriting, corporate finance, accounting, training, human resources, and investor relations. A "graduate" of the boot camp program has a great understanding of the business as a whole and is then a candidate to "parachute" into a regional office, taking with them the Parkway culture and an appreciation for all disciplines needed to operate a building to Parkway standards.

These programs are producing excellent leaders who are running major business segments of our Company today and preparing to assume much greater responsibility in the future. We are fortunate to have 18 individuals in Parkway today that are participating in the "parachute" program and forming the leadership foundation necessary for our success in the GEAR UP Plan and beyond. These leaders are modeling the Parkway culture of customer service, teamwork, and goal setting far beyond the corporate headquarters to each member of the Parkway team.

WE LOOK FORWARD WITH GREAT ANTICIPATION TO 2007 IN THE FACE OF IMPROVING FUNDAMENTALS FOR OPERATING AND OWNING OFFICE PROPERTIES.



Steve Rogers, Chief Executive Officer, Tom Maloney, Chief Operating Officer, Will Flatt, Chief Financial Officer, and Jim Ingram, Chief Investment Officer.

Closing

On August 22, 2006 Parkway crossed a milestone with our 10th anniversary of listing on the New York Stock Exchange. Our annual compound rate of return to shareholders over this period was 19%.

We are pleased with our execution of the goals of the GEAR UP Plan thus far. As a consequence of our transformation into an operator-owner, our business model is evolving. We are using more "intellectual capital" to form funds, which leverage our expertise developed over a long period of time. We look forward with great anticipation to 2007 in the face of improving fundamentals for operating and owning office properties. We recognize that the goals of the GEAR UP Plan are ambitious and will require the full commitment of everyone at Parkway. One overriding principle our management team believes in is that we set very high goals. Even if we come up a little short, it beats settling for mediocrity and consistently achieving it. The desire to win is deeply ingrained in our fabric, which is a part of the culture of Parkway that I am most proud.

We are grateful for the support we have received over the years from our shareholders, customers, employees and communities, without whom we could not have accomplished what we have. Thank you for the faith you have placed in us; we pledge to work hard every day to earn it.

Sincerely,

Steven G. Rogers

Steven G. Rogers
President and CEO
March 9, 2007

SELECTED FINANCIAL DATA

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
	(In thousands, except per share data)				
Operating Data:					
Revenues					
Income from office and parking properties	$ 210,007	$ 188,486	$ 152,829	$ 134,906	$ 146,219
Management company income	5,329	2,997	3,832	2,136	1,197
Total revenues	215,336	191,483	156,661	137,042	147,416
Expenses					
Property operating expenses	99,130	88,254	70,450	60,370	63,481
Depreciation and amortization	64,655	51,046	35,666	27,116	26,582
Operating expense for other real estate properties	5	5	22	37	34
Management company expense	1,141	607	359	391	416
General and administrative and other	4,651	4,468	4,464	4,201	5,029
Operating income	45,754	47,103	45,700	44,927	51,874
Other income and expense					
Interest and other income	40	255	37	1,718	1,621
Equity in earnings of unconsolidated joint ventures	751	1,496	1,697	2,212	824
Gain (loss) on note receivable, joint venture interests, real estate and other assets	17,646	1,039	4,309	10,661	(2,068)
Interest expense	(44,632)	(35,444)	(25,817)	(19,718)	(26,486)
Income before minority interest and discontinued operations	19,559	14,449	25,926	39,800	25,765
Minority interest - unit holders	(1)	(2)	(2)	(3)	(2)
Minority interest - real estate partnerships	485	(187)	127	-	-
Income from continuing operations	20,043	14,260	26,051	39,797	25,763
Income from discontinued operations	556	2,366	3,464	3,384	2,979
Gain on sale of real estate from discontinued operations	5,083	4,181	-	-	770
Net income	25,682	20,807	29,515	43,181	29,512
Change in market value of interest rate swaps	(73)	1,131	(226)	170	1,524
Change in unrealized loss on equity securities	75	(79)	-	-	-
Comprehensive income	$ 25,684	$ 21,859	$ 29,289	$ 43,351	$ 31,036
Net income available to common stockholders:					
Net Income	$ 25,682	$ 20,807	$ 29,515	$ 43,181	$ 29,512
Original issue costs associated with redemption of preferred stock	-	-		(2,619)	-
Dividends on preferred stock	(4,800)	(4,800)	(4,800)	(5,352)	(5,797)
Dividends on convertible preferred stock	(1,773)	(2,346)	(5,186)	(6,091)	(6,257)
Net income available to common stockholders	$ 19,109	$ 13,661	$ 19,529	$ 29,119	$ 17,458
Net income per common share:					
Basic:					
Income from continuing operations	$ 0.95	$ 0.50	$ 1.42	$ 2.52	$ 1.47
Discontinued operations	0.39	0.47	0.31	0.33	0.40
Net income	$ 1.34	$ 0.97	$ 1.73	$ 2.85	$ 1.87
Diluted:					
Income from continuing operations	$ 0.93	$ 0.50	$ 1.40	$ 2.46	$ 1.44
Discontinued operations	0.39	0.46	0.30	0.33	0.40
Net income	$ 1.32	$ 0.96	$ 1.70	$ 2.79	$ 1.84
Book value per common share (at end of year)	$ 27.42	$ 27.42	$ 26.44	$ 26.09	$ 25.10
Dividends per common share	$ 2.60	$ 2.60	$ 2.60	$ 2.60	$ 2.56
Weighted average shares outstanding:					
Basic	14,306	14,065	11,270	10,224	9,312
Diluted	14,487	14,233	11,478	10,453	9,480
Balance Sheet Data:					
Office and parking investments, net of depreciation	$1,306,281	$1,040,929	$ 820,807	$ 728,695	$ 706,551
Investment in unconsolidated joint ventures	11,179	12,942	25,294	20,026	15,640
Total assets	1,512,346	1,188,342	931,188	802,308	763,937
Notes payable to banks	152,312	150,371	104,618	110,075	141,970
Mortgage notes payable	696,012	483,270	353,975	247,190	209,746
Total liabilities	931,724	701,010	511,802	394,287	387,116
Preferred stock	57,976	57,976	57,976	57,976	66,250
Convertible preferred stock	-	28,122	28,122	68,000	75,000
Stockholders' equity	490,306	474,516	415,648	407,980	376,821

BUSINESS

Overview

Parkway Properties, Inc. is a real estate investment trust ("REIT") specializing in the operation, leasing, acquisition and ownership of office properties. The Company performs these services for its own account and for other institutional investors through co-ownership structures such as discretionary funds and/or partnerships. The terms "we," "us," "our," "Parkway," or the "Company" refer to Parkway Properties, Inc. individually or together with its subsidiaries. The Company is geographically focused on the Southeastern and Southwestern United States and Chicago, primarily because these markets have experienced high population and employment growth and are expected to continue to do so in the foreseeable future. Parkway and its predecessors have been public companies engaged in the real estate business since 1971, and the management team has had experience managing a public real estate company through all phases of the real estate business cycle. As part of its strategy, the Company places an emphasis on property operations and customer satisfaction with an ultimate goal of achieving a high level of customer retention. The Company is self-administered, in that it provides its own investment and administrative services internally through its own employees. The Company is also self-managed, as it internally provides the management, maintenance and other real estate services that its properties require through its own employees, such as property managers and engineers and in some cases, leasing professionals. In addition Parkway is self-leased for renewal leases for the majority of its office property portfolio.

At January 1, 2007, Parkway owned or had an interest in 66 office properties located in 11 states with an aggregate of approximately 13.3 million square feet of leasable space. Included in the portfolio are one discretionary fund and several partnership arrangements which encompass 17 properties totaling 2.5 million square feet, representing 19% of the portfolio. With the discretionary fund and/or partnerships, the Company receives fees for asset management, property management, leasing and construction management services and potentially receives incentive fees upon sale if certain investment targets are achieved. Increasing the number of co-investments, and consequently the related fee income, is part of the Company's strategy to transform itself to an operator-owner versus an owner-operator. The strategy highlights the Company's strength in providing excellent service in the operation and acquisition of office properties for investment clients in addition to its direct ownership of real estate assets. Fee-based real estate services are offered through the Company's wholly owned subsidiary, Parkway Realty Services LLC, which also manages and/or leases approximately 1.2 million square feet for third party owners as of January 1, 2007. A significant phase of the transformation to an operator-owner is currently under way through the Company's GEAR UP Plan, which started January 1, 2006 and ends December 31, 2008.

Strategic Planning

We continue to see Parkway defined as a focused office REIT with a hands-on, service-oriented approach, a disciplined asset allocation program and a willingness to recycle assets. However, we see the future transformation taking Parkway from being an owner-operator to being an operator-owner. On January 1, 2006, the Company initiated a new three-year operating plan referred to as the "GEAR UP" Plan that will serve as the spring board to transform Parkway from being first an owner of real estate and secondarily an operator of real estate for others to being first an operator of real estate for others that also owns an interest in the real estate. The goals of the GEAR UP Plan are as follows:

- **Great People.** Great customer service starts with hiring great people, training them well and retaining them. It will take great people to accomplish the ambitious goals of the GEAR UP Plan.

- **Equity Opportunities.** Over the last several years management has created a broad array of equity opportunities for Parkway. On the private equity side this includes the use of discretionary funds, such as the fund with Ohio Public Employees Retirement System ("Ohio PERS"), and partnerships. The judicious use of private equity provides a greater return on equity to the public shareholders. Parkway intends to contribute assets from its balance sheet to form new joint ventures and expects these subsequent ventures to be similar to discretionary funds in their duration and economics. On the public equity side, this includes the judicious use of common equity and preferred equity to manage the balance sheet and growth.

- **Asset Recycling.** The Company has demonstrated its willingness in the past to sell assets when management believed the time was right. At the start of the GEAR UP Plan, Parkway identified 25 buildings in twelve markets, totaling approximately 5 million rentable square feet to be part of the asset recycling program. Most of these properties are smaller assets or located in smaller markets that do not fit with the Company strategy of owning larger assets in institutional markets. The dispositions that are planned will help align the Company's portfolio with its current acquisition criteria, which focuses on larger properties in institutional markets. In most cases, Parkway will seek to keep a 10% to 30% joint venture interest in the properties being recycled and retain management and leasing agreements. This is a fluid list of assets based on the Company's evaluation of specific market conditions and review of the portfolio. The other side of Asset Recycling is the reinvestment of proceeds from dispositions into other assets, either owned in the fee-simple format or owned jointly with a partner.

These two goals, **Equity Opportunities** and **Asset Recycling**, are what combine to transform Parkway from being an owner-operator to being an operator-owner. Management strongly believes that these actions will result in Parkway better leveraging its core strength of operating office properties and will be advantageous for the Company's shareholders over the long term.

- **Retain Customers.** Customer retention remains the cornerstone of the Company's business. We believe that our focus on the customer is why partners choose to partner with Parkway. The goal is a customer retention rate of 70% to 75%. For the year ended December 31, 2006, Parkway's customer retention rate was 73%.

- **Uncompromising Focus on Operations.** Parkway is reaffirming its commitment to do that which it does best, and that is to operate office properties for maximum returns.

- **Performance.** In the planning process, management first decided what actions to take strategically over the three years of the GEAR UP Plan and secondly, modeled the economic impact of these actions. Given the large component of Asset Recycling in the Plan, management selected a financial metric that would be most appropriate to measure the success of the Plan. This led to the adoption of Cumulative Adjusted Funds Available for Distribution ("Cumulative Adjusted FAD") as the metric for the GEAR UP Plan, with a target of $7.18 per share cumulative over three years. Actual adjusted funds available for distribution for 2006 exceeded the amount projected by the Company at the beginning of the plan by $.29 per diluted share. Additionally, Parkway established a self-imposed limit for the modified fixed charge coverage ratio of 2.5 times as a pledge not to use leverage to achieve Company goals.

For the GEAR UP Plan Parkway is not abandoning the use of Funds from Operations as an operating metric, but rather carrying it a step further to include accountability for capital items and removing the accounting adjustments which are not directly influenced by the operations of its properties. Management believes an Adjusted FAD goal provides an effective alignment with the shareholders by focusing the team on maximizing income from operations while being mindful of capital expenses and ultimately the funds available to cover the dividend. Cumulative Adjusted FAD is calculated as the sum of Adjusted FAD for each of the three years of the plan. The adjustments that will be made to FAD reported each quarter principally include charges for impairment of value and expenses related to the early extinguishment of debt.

Parkway has made progress on its Asset Recycling and Equity Opportunities goals in 2006 as follows:

- **Dispositions.** Parkway sold eight office properties for a gross sales price totaling $94.8 million and recorded a total gain on the sales for financial reporting purposes in the amount of $22.8 million.

- **Fund Acquisitions.** The Fund with Ohio PERS purchased seven office properties at a contract purchase price of $183.7 million.

- **Fee Simple Purchases.** Parkway purchased One Illinois Center in Chicago, Illinois at a contract purchase price of $198 million.

- **Other Purchases.** Parkway purchased an additional interest in Moore Building Associates, LP, which owns the Toyota Center in Memphis, Tennessee, for $1.4 million raising Parkway's total ownership interest to 75.025%.

- **Equity Offering.** On December 18, 2006, the Company sold 600,000 shares of common stock to Banc of America Securities LLC at a gross offering price of $50.25 per share and a net price of $49.37 per share. The Company used the net proceeds of approximately $29.6 million to repay indebtedness outstanding under a $19.3 million mezzanine loan incurred in connection with the purchase of One Illinois Center and to purchase additional investments in office properties.

Discretionary Funds and Partnerships

Parkway intends to continue raising discretionary funds and forming partnerships with select investors. Under the terms of these funds and partnerships, where applicable, Parkway will manage all phases of the investment cycle including acquisition, financing, operations, leasing and dispositions. The Company will receive fees for providing these services. As of December 31, 2006, Parkway had one discretionary fund and five partnership agreements of this nature.

On July 6, 2005, Parkway, through affiliated entities, entered into a limited partnership agreement forming a $500 million discretionary fund (the "Fund") with Ohio PERS for the purpose of acquiring high-quality multi-tenant office properties. Ohio PERS is a 75% investor and Parkway is a 25% investor in the Fund, which will be capitalized with approximately $200 million of equity capital and $300 million of non-recourse, fixed-rate first mortgage debt. The Fund targets acquisitions in the existing core Parkway markets of Memphis, Houston, Phoenix, Atlanta, Chicago, Charlotte, Orlando, Tampa/St. Petersburg, Ft. Lauderdale and Jacksonville. There is approximately $275 million remaining capacity for Fund office investments. The remaining office investments are expected to be funded by approximately $165 million in mortgage debt and $110 million in equity contributions from partners.

The Fund targets properties with cash on cash return greater than 7% and a leveraged internal rate of return of greater than 11%. Parkway serves as the general partner of the Fund and provides asset management, property management, leasing and construction management services to the Fund, for which it is paid market-based fees. After each partner has received a 10% annual cumulative preferred return and a return of invested capital, 20% of the excess cash flow will be paid to the general partner and 80% will be paid to the limited partners. Through its general partner and limited partner ownership interests, Parkway may receive a distribution of the cash flow equivalent to 40%. Parkway will have three years to identify and acquire properties for the Fund (the "Commitment Period"), with funds contributed as needed to close acquisitions. Parkway will exclusively represent the Fund in making acquisitions within the target markets and within certain predefined criteria. Parkway will not be prohibited from making fee-simple or joint venture acquisitions in markets outside of the target markets, acquiring properties within the target markets that do not meet the fund's specific criteria or selling or joint venturing any currently owned properties. The term of the Fund will be seven years from the expiration of the Commitment Period, with provisions to extend the term for two additional one-year periods.

Third Party Management

The Company benefits from a fully integrated management infrastructure, provided by its wholly-owned management subsidiary, Parkway Realty Services LLC ("Parkway Realty"). In addition to the Company's owned properties, Parkway Realty currently manages and/or leases approximately 3.7 million net rentable square feet for third-party owners, joint venture interests and Fund properties. The Company intends to expand its third party fee business through funds or similar ventures.

Financing Strategy

The Company expects to continue seeking fixed rate, non-recourse mortgage financing with maturities from five to ten years typically amortizing over 25 to 30 years on select office building investments as additional capital is needed. The Company targets a debt to total market capitalization ratio at a percentage in the range of 45% to 50%. This ratio may vary at times pending the timing of acquisitions, sales and/or sales of equity securities. In addition, volatility in the price of the Company's common stock may affect the debt to total market capitalization ratio. However, over time the Company plans to maintain a percentage in the range of 45% to 50%. The Company calculates this ratio by including its proportionate share of any debt on assets held in funds and partnerships. In addition to this debt ratio, the Company monitors interest, fixed charge and modified fixed charge coverage ratios. In connection with the GEAR UP Plan, Parkway established a self-imposed limit for the modified fixed charge coverage ratio of 2.5 times to serve as a pledge not to use leverage to achieve Company goals. Management believes the debt to market capitalization, interest coverage, fixed charge coverage and modified fixed charge coverage ratios provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments with current income.

Parkway may, in appropriate circumstances, acquire one or more properties in exchange for Parkway's equity securities. Parkway has no set policy as to the amount or percentage of its assets which may be invested in any specific property. Rather than a specific policy, Parkway evaluates each property in terms of whether and to what extent the property meets Parkway's investment criteria and strategic objectives. Parkway has no present intentions of underwriting securities of other issuers. The strategies and policies set forth above were determined, and are subject to review by, Parkway's Board of Directors which may change such strategies or policies based upon their evaluation of the state of the real estate market, the performance of Parkway's assets, capital and credit market conditions, and other relevant factors. Parkway provides annual reports to its stockholders that contain financial statements audited by Parkway's independent public accountants.

Industry Segments

Parkway's primary business is the operation and ownership of office properties. The Company accounts for each office property or groups of related office properties as an individual operating segment. Parkway has aggregated its individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics.

The individual operating segments exhibit similar economic characteristics such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in the economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with Parkway's standard operating procedures. The range and type of customer uses of our properties is similar throughout our portfolio regardless of location or class of building and the needs and priorities of our customers do not vary from building to building. Therefore, Parkway's management responsibilities do not vary from location to location based on the size of the building, geographic location or class.

Management Team

Parkway's management team consists of experienced office property specialists with proven capabilities in office property (i) operations; (ii) leasing; (iii) management; (iv) acquisition/disposition; (v) financing; (vi) capital allocation; and (vii) accounting and financial reporting. Parkway's fourteen senior officers have an average of 21 years of real estate industry experience, and have worked together at Parkway for an average of 16 years. Management has developed a highly service-oriented operating culture and believes that its focus on operations, proactive leasing, property management and asset management activities will result in higher customer retention and occupancy and will continue to translate into enhanced stockholder value.

Administration

The Company is self-administered and self-managed and maintains its principal executive offices in Jackson, Mississippi. As of January 1, 2007, the Company had 282 employees. The operations of the Company are conducted from approximately 20,000 square feet of office space located at 188 East Capitol Street, One Jackson Place, Suite 1000, Jackson, Mississippi. The building is owned by Parkway and is leased by Parkway at market rental rates.

Available Information

Parkway makes available free of charge on the "Investor Relations" page of its web site, www.pky.com, its filed and furnished reports on Form 10-K, 10-Q and 8-K and all amendments thereto, as soon as reasonably practicable after Parkway electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics and the Charters of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of the Board of Directors are available on the "Investor Relations" page of Parkway's web site. Copies of these documents are also available free of charge in print upon written request addressed to Investor Relations, Parkway Properties, Inc., One Jackson Place Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195.

PROPERTIES

General

The Company operates and invests principally in office properties in the Southeastern and Southwestern United States and Chicago, but is not limited to any specific geographical region or property type. As of January 1, 2007, the Company owned or had an interest in 66 office properties comprising approximately 13.3 million square feet of office space located in 11 states.

Property acquisitions in 2006, 2005 and 2004 were funded through a variety of sources, including:

a. Cash reserves and cash generated from operating activities,

b. Sales of non-core assets,

c. Sales of office properties,

d. Sales of joint venture interests,

e. Fixed rate, non-recourse mortgage financing with maturities ranging from five to ten years,

f. Assumption of existing fixed rate, non-recourse mortgages on properties purchased,

g. Sales of Parkway preferred and common stock,

h. Advances on bank lines of credit, and

i. Issuances of preferred membership interests to sellers.

Office Buildings

Other than as discussed under "Item 1. Business", the Company intends to hold and operate its portfolio of office buildings for investment purposes. The Company does not propose any program for the renovation or improvement of any of the office buildings, except as called for under the renewal of existing leases or the signing of new leases or improvements necessary to upgrade recent acquisitions to the Company's operating standards. All such improvements are expected to be financed by cash flow from the portfolio of office properties, advances on bank lines of credit or contributions from partners.

In 2006, the Company announced the proposed development of a 194,000 square foot Class A+ office building in Jackson, Mississippi known as The Pinnacle at Jackson Place ("The Pinnacle"), adjacent to the Company's headquarters building. The estimated cost of the development is $39 million and it is expected to be completed in the fall of 2008. The Company has received commitments to lease approximately 73% of the new office space from four major customers. Parkway will be seeking partners for an 80% ownership interest in the development. There can be no assurance that the development or joint venture of The Pinnacle will occur.

We believe that our insurance coverage contains policy specifications and insured limits that are customary for similar properties, business activities and markets, and we believe our properties are adequately insured. However, an uninsured loss could result in loss of capital investment and anticipated profits.

All office building investments compete for customers with similar properties located within the same market primarily on the basis of location, rent charged, services provided and the design and condition of the improvements. The Company also competes with other REITs, financial institutions, pension funds, partnerships, individual investors and others when attempting to acquire office properties.

The following table sets forth certain information about office properties the Company owned or had an interest in as of January, 2007:

Location	Number Of Office Properties(1)	Total Net Rentable Square Feet (in thousands)	% of Total Net Rentable Feet	Average Rent Per Square Foot (2)	Estimated Average Market Rent Per Square Foot (3)	% of Leases Expiring In 2007 (4)	% Leased As of 1/1/2007
Chicago, IL	3	2,290	17.3%	$30.09	$29.98	3.2%	86.7%
Houston, TX	13	2,092	15.8%	18.50	18.81	15.1%	96.4%
Atlanta, GA	9	1,776	13.4%	20.77	20.63	7.0%	92.2%
Memphis, TN	6	1,199	9.0%	19.65	20.72	8.4%	89.2%
Columbia, SC	3	867	6.5%	13.61	15.84	2.7%	85.0%
Jackson, MS	5	842	6.4%	17.36	18.66	4.7%	90.9%
Orlando, FL	4	694	5.2%	22.25	21.00	12.8%	92.6%
Knoxville, TN	2	549	4.1%	14.99	17.00	8.1%	91.0%
Richmond, VA	6	497	3.8%	17.49	17.12	36.4%	87.9%
Jacksonville, FL	4	482	3.6%	18.62	18.58	11.7%	95.0%
Nashville, TN	1	434	3.3%	13.94	16.75	1.5%	78.7%
Phoenix, AZ	2	393	3.0%	24.54	26.22	5.4%	94.9%
Hampton Roads, VA	3	386	2.9%	17.60	18.36	23.8%	94.7%
Charlotte, NC	1	325	2.5%	18.79	18.00	5.4%	96.7%
Ft. Lauderdale, FL	2	215	1.6%	21.25	23.96	19.0%	88.2%
St. Petersburg, FL	1	186	1.4%	19.71	21.00	7.7%	93.1%
Other Markets	1	32	0.2%	8.00	8.00	0.0%	100.0%
	66	13,259	100.0%	$20.54	$21.07	9.4%	90.8%

(1) Includes 49 office properties owned directly and 17 office properties owned through joint ventures.

(2) Average rent per square foot is defined as the weighted average current gross rental rate including expense escalations for leased office space in the building as of January 1, 2007.

(3) Estimated average market rent per square foot is based upon information obtained from (i) the Company's own experience in leasing space at the properties; (ii) leasing agents in the relevant markets with respect to quoted rental rates and completed leasing transactions for comparable properties in the relevant markets; and (iii) publicly available data with respect thereto. Estimated average market rent is weighted by the net rentable square feet expiring in each property.

(4) The percentage of leases expiring in 2007 represents the ratio of square feet under leases expiring in 2007 divided by total net rentable square feet.

The following table sets forth scheduled lease expirations for properties owned as of January 1, 2007 on leases executed as of January 1, 2007, assuming no customer exercises renewal options:

Year of Lease Expiration	Number of Leases	Net Rentable Square Feet Expiring (in thousands)	Percent of Total Net Rentable Square Feet	Annualized Rental Amount Expiring (1) (in thousands)	Weighted Expiring Gross Rental Rate Per Net Rentable Square Foot (2)	Weighted Est Avg Market Rent Per Net Rentable Square Foot (3)
2007	343	1,240	9.4%	$ 24,627	$ 19.87	$ 19.82
2008	283	1,734	13.1%	34,556	19.93	20.01
2009	295	1,942	14.6%	42,446	21.86	21.74
2010	209	1,507	11.4%	29,299	19.45	19.42
2011	181	1,781	13.4%	38,533	21.64	22.15
2012	73	955	7.2%	17,723	18.56	20.17
Thereafter	130	2,877	21.7%	60,095	20.89	22.30
	1,514	12,036	90.8%	$ 247,279	$ 20.54	$ 21.07

(1) Annualized rental amount expiring is defined as net rentable square feet expiring multiplied by the weighted average expiring annual rental rate per net rentable square foot.

(2) Weighted average expiring gross rental rate is the weighted average rental rate including expense escalations for office space.

(3) Estimated average market rent is based upon information obtained from (i) the Company's own experience in leasing space at the properties: (ii) leasing agents in the relevant markets with respect to quoted rental rates and completed leasing transactions for comparable properties in the relevant markets; and (iii) publicly available data with respect thereto as of January 1, 2007. Estimated average market rent is weighted by the net rentable square feet expiring in each property.

Fixed-rate mortgage notes payable total $696 million at December 31, 2006 and are secured by 35 properties in various markets with interest rates ranging from 3.67% to 8.25%. Maturity dates on these mortgage notes payable range from August 2007 to October 2019 on 15 to 30 year amortizations. See Note E – "Notes Payable" to the consolidated financial statements.

The majority of the Company's fixed rate secured debt contains prepayment provisions based on the greater of a yield maintenance penalty or 1% of the outstanding loan amount. The yield maintenance penalty essentially compensates the lender for the difference between the fixed rate under the loan and the yield that the lender would receive if the lender reinvested the prepaid loan balance in U.S. Treasury Securities with a similar maturity as the loan.

Customers

The office properties are leased to approximately 1,514 customers, which are in a wide variety of industries including banking, insurance, professional services (including legal, accounting, and consulting), energy, financial services and telecommunications. Our largest customer and 25 largest customers accounted for 4.3% and 37.3%, respectively, of our annualized rental revenue. The following table sets forth information concerning the 25 largest customers of the properties owned directly or through joint ventures as of January 1, 2007 (in thousands, except square foot data):

Customer	Leased Square Feet (1)	Annualized Rental Revenue (1)	Office Property	Lease Expiration Date
General Services Administration (GSA)	412,650	$ 9,132	(2)	(2)
Blue Cross Blue Shield of Georgia, Inc.	272,718	6,678	Capital City Plaza	(3)
Cox Enterprises, Inc.	307,391	5,977	(4)	(4)
Regions Financial Corporation	243,024	4,681	(5)	(5)
Young & Rubicam	122,078	4,370	233 North Michigan	(6)
Federal Home Loan Bank of Chicago	135,932	4,172	111 East Wacker	(7)
Nabors Industries/Nabors Corporate Services	202,276	3,791	One Commerce Green	12/08
United Healthcare Services	79,549	3,426	(8)	(8)
Health Care Service Corporation	134,724	3,180	111 East Wacker	(9)
South Carolina State Government	204,623	3,068	(10)	(10)
Forman, Perry, Watkins, Krutz & Tardy	173,355	2,672	(11)	(11)
Clear Channel Communications	73,193	2,593	(12)	(12)
Schlumberger Technology	155,324	2,491	Schlumberger	(13)
Honeywell	111,686	2,339	Honeywell Building	07/08
DHL Airways	101,330	2,211	One Commerce Green	11/07
Golin-Harris Communications, Inc.	65,804	2,115	111 East Wacker	07/12
Extra Space Storage	91,200	2,066	Toyota Center	04/15
Bank of America, NA	193,107	2,059	(14)	(14)
Louisiana-Pacific Corporation	105,057	1,958	Bank of America Plaza	12/15
MeadWestvaco Corporation	100,457	1,917	Boulders Center	03/07
Motorola, Inc.	68,473	1,867	233 North Michigan	03/11
Stein Mart, Inc.	100,685	1,858	Stein Mart Building	02/11
Federal Express	90,484	1,806	(15)	(15)
Shefsky & Froelich, Ltd.	68,936	1,732	111 East Wacker	05/15
URS Corporation	59,512	1,641	(16)	(16)
	3,673,568	$79,800		
Total Rentable Square Footage (1)	13,258,871			
Total Annualized Rental Revenue (1)	$213,643			

(1) Annualized Rental Revenue represents the gross rental rate (including escalations) per square foot as of January 1, 2007, multiplied by the number of square feet leased by the customer. Annualized rent for customers in joint ventures is calculated based on our ownership interest. However, leased square feet represents 100% of square feet leased through direct ownership or through joint ventures.

(2) GSA occupies 412,650 square feet in 15 properties under separate leases that expire as follows: 189,316 square feet in November 2009, 50,586 square feet in March 2008, 25,726 square feet in July 2010, 22,973 in January 2013, 22,925 square feet in December 2007, 21,384 square feet in May 2010, 20,618 square feet in September 2012, 17,112 square feet in January 2010, 8,603 square feet in June 2013, 6,286 square feet in June 2008, 5,471 square feet in October 2012, 5,370 square feet in March 2007, 5,155 square feet in November 2011, 3,878 square feet in June 2007, 3,043 square feet in April 2014, 1,848 square feet in December 2015, 1,831 square feet in December 2016, and 525 square feet in September 2007.

(3) Blue Cross Blue Shield of Georgia, Inc. occupies 271,712 square feet expiring in June 2014 with a cancellation option in June 2012 and 1,006 square feet expiring in March 2007.

(4) Cox Enterprises, Inc. occupies 307,391 square feet in 2 properties under separate leases that expire as follows: 198,002 square feet in August 2010, 79,790 square feet in December 2008, 19,209 square feet in June 2010 and 10,390 square feet in April 2009.

(5) Regions Financial Corporation occupies 243,024 square feet in 3 properties under separate leases that expire as follows: 218,464 square feet in March 2016, 16,538 square feet in October 2011, 3,916 square feet in November 2010, 1,983 square feet in September 2009 and 2,123 square feet in November 2009.

(6) Young & Rubicam occupies 122,078 square feet expiring in November 2011 with a cancellation option on November 30, 2009.

(7) Federal Home Loan Bank of Chicago occupies 135,932 square feet expiring in July 2011 with a cancellation option on December 31, 2008.

(8) United Healthcare Services occupies 79,549 square feet in 2 properties and the leases expire as follows: 67,028 square feet in November 2009 and 12,521 square feet in April 2009.

(9) Health Care Services Corporation occupies 134,724 square feet expiring in March 2017 with a cancellation option in March 2012.

(10) South Carolina Government Agencies occupy 204,623 square feet in 3 properties under separate leases that expire as follows: 133,436 square feet in June 2010, 47,195 square feet in June 2009, 15,711 square feet in June 2011, 7,007 square feet in December 2008, 924 square feet in August 2007 and 350 square feet on a month-to-month lease. The Budget and Control Board's 119,383 square foot lease contains a cancellation option available every June 30th, and the SC Dept. of Commerce's 44,587 square foot lease contains a cancellation option available every August 1st.

(11) Forman, Perry, Watkins, Krutz & Tardy occupies 173,355 square feet in 2 properties and the leases expire as follows: 162,731 square feet in December 2011 and 10,624 square feet in July 2009 with certain cancellation rights beginning July 2007. The customer also has certain cancellation rights pending changes in litigation legislation.

(12) Clear Channel Communications occupies 73,193 square feet expiring as follows: 69,016 square feet expiring in July 2015 and 3,902 square feet expiring in July 2014 and 275 square feet on a month-to-month lease.

(13) Schlumberger Technology occupies 155,324 square feet expiring in February 2012 with a cancellation option on December 31, 2008.

(14) Bank of America, NA occupies 193,107 square feet in 2 properties under separate leases that expire as follows: 180,530 square feet in March 2012 and 12,577 square feet in June 2014.

(15) Federal Express occupies 90,484 square feet in 4 properties and the leases expire as follows: 53,774 square feet in September 2008, 34,568 square feet in October 2015, 1,380 square feet in August 2008 and 762 square feet in December 2009.

(16) URS Corporation occupies 59,512 square feet in 2 properties and the leases expire as follows: 56,164 square feet in November 2008 and 3,348 square feet in February 2011.

Non-Core Assets

Since January 1, 1996, Parkway has pursued a strategy of liquidating its non-core assets and using the proceeds from such sales to acquire office properties, pay down short-term debt and repurchase its own stock. The Company defines non-core assets as all assets other than office and parking properties, which at December 31, 2006 consisted of undeveloped land. The book value of the land, which is available for sale, was $1.5 million as of December 31, 2006 with a carrying cost of approximately $5,000 annually.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock ($.001 par value) is listed and trades on the New York Stock Exchange under the symbol "PKY". The number of record holders of the Company's common stock at January 1, 2007, was 2,560.

As of March 1, 2007, the last reported sales price per common share on the New York Stock Exchange was $53.22. The following table sets forth, for the periods indicated, the high and low last reported sales prices per share of the Company's common stock and the per share cash distributions paid by Parkway during each quarter.

	Year Ended December 31, 2006			Year Ended December 31, 2005		
Quarter Ended	High	Low	Distribution	High	Low	Distributions
March 31	$45.89	$40.66	$0.65	$50.57	$46.20	$0.65
June 30	45.50	38.70	0.65	50.01	45.43	0.65
September 30	49.02	44.85	0.65	53.58	44.60	0.65
December 31	53.20	46.26	0.65	47.01	40.14	0.65
			$2.60			$2.60

Common stock distributions during 2006 and 2005 ($2.60 per share) were taxable as follows for federal income tax purposes:

	Year Ended December 31	
	2006	2005
Ordinary income	$0.99	$1.98
Post May 5, 2003 capital gain	1.17	0.13
Unrecaptured Section 1250 gain	0.44	0.03
Return of capital	-	0.46
	$2.60	$2.60

On December 18, 2006, the Company sold 600,000 shares of common stock to Banc of America Securities LLC at a gross offering price of $50.25 per share and a net price of $49.37 per share. The Company used the net proceeds of approximately $29.6 million to repay indebtedness outstanding under a $19.3 million mezzanine loan incurred in connection with the purchase of One Illinois Center and to purchase additional investments in office properties.

Additionally, through the Company's Dividend Reinvestment and Stock Purchase Plan ("DRIP Plan"), 8,329 common shares were sold during 2006. Net proceeds received on the issuance of shares were $407,000, which equates to an average net price per share of $48.87 at a discount of 1%. The proceeds were used to reduce amounts outstanding under the Company's short-term lines of credit.

The following table shows the high and low Series D preferred share prices and per share distributions paid for each quarter of 2006 and 2005 reported by the New York Stock Exchange.

	Year Ended December 31, 2006			Year Ended December 31, 2005		
Quarter Ended	High	Low	Distributions	High	Low	Distributions
March 31	$26.20	$25.00	$0.50	$26.80	$25.40	$0.50
June 30	26.00	25.00	0.50	26.70	25.35	0.50
September 30	26.60	25.30	0.50	26.75	26.01	0.50
December 31	26.40	25.42	0.50	26.60	25.60	0.50
			$2.00			$2.00

As of January 1, 2007, there were five holders of record of the Company's 2.4 million outstanding shares of Series D preferred stock. Series D preferred stock distributions during 2006 and 2005 were taxable as follows for federal income tax purposes:

	Year Ended December 31	
	2006	2005
Ordinary income	$0.76	$1.88
Post May 5, 2003 capital gain	0.90	0.10
Unrecaptured Section 1250 gain	0.34	0.02
	$2.00	$2.00

In 2001, the Company issued 2,142,857 shares of 8.34% Series B Cumulative Convertible Preferred stock to Five Arrows. In addition to the issuance of Series B preferred stock, Parkway issued a warrant to Five Arrows to purchase 75,000 shares of the Company's common stock at a price of $35 for a period of seven years. During 2006, 803,499 shares of Series B preferred stock were converted into Parkway common stock and Five Arrows exercised 75,000 warrants to purchase Parkway common stock for a total price of $2.6 million. As of December 31, 2006, there were no shares of Series B preferred stock authorized and outstanding. Dividends of $1.8 million and $2.3 million were declared on the stock in 2006 and 2005, respectively.

Purchase of Equity Securities

On February 9, 2006, the Board of Directors authorized the repurchase of up to 1 million shares of Parkway's outstanding common stock in the open market or in privately negotiated transactions, and at times (through August 2006) and in amounts deemed appropriate by the Company. In 2006, the Company purchased 71,400 shares of Parkway common stock for $2.8 million, which equates to an average price of $39.41 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Parkway is a self-administered and self-managed REIT specializing in the acquisition, operations, leasing and ownership of office properties. The Company is geographically focused on the Southeastern and Southwestern United States and Chicago. As of January 1, 2007 Parkway owned or had an interest in 66 office properties located in 11 states with an aggregate of approximately 13.3 million square feet of leasable space. Included in the portfolio are 17 properties totaling 2.5 million square feet that are owned jointly with other investors, representing 19% of the portfolio. Under the Company's GEAR UP Plan, which started January 1, 2006 and ends December 31, 2008, it is the Company's goal to transform its strategy from being an owner-operator to being an operator-owner. The strategy highlights the Company's strength in providing excellent service in the operation of office properties in addition to its direct ownership of real estate assets. Fee-based real estate services are offered through the Company's wholly owned subsidiary, Parkway Realty Services LLC, which also manages and/or leases approximately 1.2 million square feet for third party owners as of January 1, 2007. The Company generates revenue primarily by leasing office space to its customers and providing management and leasing services to third-party office property owners (including joint venture interests). The primary drivers behind Parkway's revenues are occupancy, rental rates and customer retention.

Occupancy. Parkway's revenues are dependent on the occupancy of its office buildings. As a result of job losses and over supply of office properties during 2001 through 2003, vacancy rates increased nationally and in Parkway's markets. In 2004, the office sector began to recover from high vacancy rates due to improving job creation. As of January 1, 2007, occupancy of Parkway's office portfolio was 90.8% compared to 91% as of October 1, 2006 and 88.9% as of January 1, 2006. Not included in the January 1, 2007 occupancy rate are 21 signed leases totaling 132,000 square feet, which commence during the first through third quarters of 2007 and will raise Parkway's percentage leased to 91.8%. To combat rising vacancy, Parkway utilizes innovative approaches to produce new leases. These include the Broker Bill of Rights, a short-form service agreement and customer advocacy programs which are models in the industry and have helped the Company maintain occupancy around 91% during a time when the national occupancy rate is approximately 87%. Parkway projects occupancy ranging from 91% to 94% during 2007 for its office properties.

Rental Rates. An increase in vacancy rates has the effect of reducing market rental rates and vice versa. Parkway's leases typically have three to seven year terms. As leases expire, the Company replaces the existing leases with new leases at the current market rental rate.

Customer Retention. Keeping existing customers is important as high customer retention leads to increased occupancy, less downtime between leases, and reduced leasing costs. Parkway estimates that it costs five to six times more to replace an existing customer with a new one than to retain the customer. In making this estimate, Parkway takes into account the sum of revenue lost during downtime on the space plus leasing costs, which rise as market vacancies increase. Therefore, Parkway focuses a great deal of energy on customer retention. Parkway's operating philosophy is based on the premise that it is in the customer retention business. Parkway seeks to retain its customers by continually focusing on operations at its office properties. The Company believes in providing superior customer service; hiring, training, retaining and empowering each employee; and creating an environment of open communication both internally and externally with customers and stockholders. Over the past ten years, Parkway maintained an average 73.7% customer retention rate. Parkway's customer retention for the year ending December 31, 2006 was 73% compared to 70% for the year ending December 31, 2005.

Strategic Planning. We continue to see Parkway defined as a focused office REIT with a hands-on, service-oriented approach, a disciplined asset allocation program and a willingness to recycle assets. However, we see the future transformation taking Parkway from being an owner-operator to being an operator-owner. On January 1, 2006, the Company initiated a new three-year operating plan referred to as the "GEAR UP" Plan that will serve as the spring board to transform Parkway from being first an owner of real estate and secondarily an operator of real estate for others to being first an operator of real estate for others that also owns an interest in the real estate. The goals of the GEAR UP Plan are as follows:

- **Great People.** Great customer service starts with hiring great people, training them well and retaining them. It will take great people to accomplish the ambitious goals of the Plan.

- **Equity Opportunities.** Over the last several years management has created a broad array of equity opportunities for Parkway. On the private equity side this includes the use of discretionary funds, such as the fund with Ohio PERS, and partnerships. The judicious use of private equity provides a greater return on equity to the public shareholders. Parkway intends to contribute assets from its balance sheet to form new joint ventures and expects these subsequent ventures to be similar to discretionary funds in their duration and economics. On the public equity side, this includes the judicious use of common equity and preferred equity to manage the balance sheet and growth.

- **Asset Recycling.** The Company has demonstrated its willingness in the past to sell assets when management believed the time was right. At the start of the GEAR UP Plan, Parkway identified 25 buildings in twelve markets, totaling approximately 5 million rentable square feet to be part of the asset recycling program. Most of these properties are smaller assets or located in smaller markets that do not fit with the Company strategy of owning larger assets in institutional markets. The dispositions that are planned will help align the Company's portfolio with its current acquisition criteria, which focuses on larger properties in institutional markets. In most cases, Parkway will seek to keep a 10% to 30% joint venture interest in the properties being recycled and retain management and leasing agreements. This is a fluid list of assets based on the Company's evaluation of specific market conditions and review of the portfolio. The other side of Asset Recycling is the reinvestment of proceeds from dispositions into other assets, either owned in the fee-simple format or owned jointly with a partner.

These two goals, **Equity Opportunities and Asset Recycling**, are what combine to transform Parkway from being an owner-operator to being an operator-owner. Management strongly believes that these actions will result in Parkway better leveraging its core strength of operating office properties and will be advantageous for the Company's shareholders over the long term.

- **Retain Customers.** Customer retention remains the cornerstone of the Company's business and is why partners choose to partner with Parkway. The goal is a customer retention rate of 70% to 75%. For the year ended December 31, 2006, Parkway's customer retention rate was 73%.

- **Uncompromising Focus on Operations.** Parkway is reaffirming its commitment to do that which it does best, and that is to operate office properties for maximum returns.

- **Performance.** In the planning process, management first decided what actions to take strategically over the three years of the GEAR UP Plan and secondly, modeled the economic impact of these actions. Given the large component of Asset Recycling in the Plan, management selected a financial metric that would be most appropriate to measure the success of the Plan. This led to the adoption of Cumulative Adjusted Funds Available for Distribution ("Cumulative Adjusted FAD") as the metric for the GEAR UP Plan, with a target of $7.18 per share cumulative over three years. Actual Adjusted FAD for 2006 exceeded the amount projected by the Company by $.29 per diluted share. Additionally, Parkway established a self-imposed limit for the modified fixed charge coverage ratio of 2.5 times as a pledge not to use leverage to achieve Company goals.

For the GEAR UP Plan Parkway is not abandoning Funds from Operations, but rather carrying it a step further to include accountability for capital items and removing the accounting adjustments which are not directly influenced by the operations of its properties. Management believes an Adjusted FAD goal provides an effective alignment with the shareholders by focusing the team on maximizing income from operations while being mindful of capital expenses and ultimately the funds available to cover the dividend. Cumulative Adjusted FAD is calculated as the sum of Adjusted FAD for each of the three years of the plan. The adjustments that will be made to FAD reported each quarter principally include charges for impairment of value and expenses related to the early extinguishment of debt.

Parkway has made progress on its Asset Recycling and Equity Opportunities goals in 2006 as follows:

- **Dispositions.** Parkway sold eight office properties for a gross sales price totaling $94.8 million and recorded a total gain on the sales for financial reporting purposes in the amount of $22.8 million.

- **Fund Acquisitions.** The Fund with Ohio PERS purchased seven office properties at an aggregate contract purchase price of $183.7 million.

- **Fee Simple Purchases.** Parkway purchased One Illinois Center in Chicago, Illinois at a contract purchase price of $198 million.

- **Other Purchases.** Parkway purchased an additional interest in Moore Building Associates, LP, which owns the Toyota Center in Memphis, Tennessee, for $1.4 million raising Parkway's total ownership interest to 75.025%.

- **Equity Offering.** On December 18, 2006, the Company sold 600,000 shares of common stock to Banc of America Securities LLC at a gross offering price of $50.25 per share and a net price of $49.37 per share. The Company used the net proceeds of approximately $29.6 million to repay indebtedness outstanding under a $19.3 million mezzanine loan incurred in connection with the purchase of One Illinois Center and to purchase additional investments in office properties.

In accordance with the GEAR UP Plan, the Company projects the following acquisitions and dispositions in 2007.

- Fee simple office property purchases totaling $150 million;

- Fund office property purchases totaling $170 million;

- One fee simple sale of an asset in Columbia, South Carolina valued at $9 million is projected to take place May 1, 2007;

- Contributions of assets to funds or similar ventures where the Company will retain a 25% ownership interest are projected to be made as shown below:

  - Assets in Knoxville, Tennessee totaling 549,000 square feet with an estimated value of $59 million on July 1, 2007;

  - Assets in Virginia totaling 883,000 square feet with an estimated value of $97 million on July 1, 2007;

  - Two assets in Columbia, South Carolina totaling 759,000 square feet with an estimated value of $97 million on October 1, 2007; and

  - In connection with the proposed ventures, Parkway may incur debt prepayment penalties and expense of $2.8 million.

Discretionary Fund. On July 6, 2005, Parkway, through affiliated entities, entered into a limited partnership agreement forming a $500 million discretionary fund with Ohio PERS for the purpose of acquiring high-quality multi-tenant office properties. Ohio PERS is a 75% investor and Parkway is a 25% investor in the Fund, which will be capitalized with approximately $200 million of equity capital and $300 million of non-recourse, fixed-rate first mortgage debt. The Fund targets acquisitions in the existing core Parkway markets of Memphis, Houston, Phoenix, Atlanta, Chicago, Charlotte, Orlando, Tampa/St. Petersburg, Ft. Lauderdale and Jacksonville. There is approximately $275 million remaining capacity for Fund office investments. The remaining office investments are expected to be funded by approximately $165 million in mortgage debt and $110 million in equity contributions from partners.

The Fund targets properties with an anticipated cash on cash return greater than 7% and an anticipated leveraged internal rate of return of greater than 11%. Parkway serves as the general partner of the Fund and provides asset management, property management, leasing and construction management services to the Fund, for which it will be paid market-based fees. After each partner has received a 10% annual cumulative preferred return and a return of invested capital, 20% of the excess cash flow will be paid to the general partner and 80% will be paid to the limited partners. Through its general partner and limited partner ownership interests, Parkway may receive a distribution of the cash flow equivalent to 40%. Parkway will have three years from the inception date of the Fund to identify and acquire properties (the "Commitment Period"), with funds contributed as needed to close acquisitions. Parkway will exclusively represent the Fund in making acquisitions within the target markets and within certain predefined criteria. Parkway will not be prohibited from making fee-simple or joint venture acquisitions in markets outside of the target markets, acquiring properties within the target markets that do not meet the Fund's specific criteria or selling or joint venturing any currently owned properties. The term of the Fund will be seven years from the expiration of the Commitment Period, with provisions to extend the term for two additional one-year periods.

Financial Condition

Comments are for the balance sheet dated December 31, 2006 compared to the balance sheet dated December 31, 2005.

Office and Parking Properties. In 2006, Parkway continued the application of its strategy of operating and acquiring office properties, joint venturing interests in office assets, as well as liquidating non-core assets and office assets that either no longer meet the Company's investment criteria or the Company has determined value will be maximized by selling. During the year ended December 31, 2006, total assets increased $324 million or 27%, and office and parking properties (before depreciation) increased $296.9 million or 24%.

Purchases and Improvements

Parkway's investment in consolidated office and parking properties increased $265.4 million net of depreciation, to a carrying amount of $1.3 billion at December 31, 2006 and consisted of 60 office and parking properties. During the year ending December 31, 2006, Parkway and/or the Fund purchased eight office properties and an additional 75% interest in one office property as follows (in thousands):

Office Property	Location	Square Feet	Date Purchased	Purchase Price
Fee Simple Purchase:				
One Illinois Center	Chicago, Illinois	1,003	07/11/06	$198,000
Fund Purchases (a):				
Bellsouth Building	Jacksonville, Florida	92	05/15/06	13,378
Centurion Centre	Jacksonville, Florida	88	05/15/06	10,622
Chatham Centre	Schaumburg, Illinois	206	12/01/06	28,250
Renaissance Center	Memphis, Tennessee	190	12/20/06	38,100
Overlook II	Atlanta, Georgia	262	12/27/06	44,650
100 Ashford Center and Peachtree Ridge	Atlanta, Georgia	313	12/27/06	48,700
				183,700
Purchase Additional 75% Interest:				
Moore Building Associates, LP (Toyota Center)	Memphis, Tennessee	175	03/07/06	1,400
Total Purchases				$383,100

(a) Seven office properties were purchased by the discretionary fund formed with Ohio PERS. Parkway's ownership interest is 25% and these properties are included in Parkway's consolidated financial statements.

During the year ending December 31, 2006, the Company capitalized building improvements and additional purchase expenses of $23.7 million and recorded depreciation expense of $49.7 million related to its office and parking properties.

Dispositions

During the year ending December 31, 2006, Parkway sold seven office properties as follows (in thousands):

Office Property	Location	Square Feet	Date Sold	Gross Sales Price	Gain
Central Station Building (a)	St. Petersburg, Florida	133	08/02/06	$ 15,000	$ 211
Richmond Centre (a)	Houston, Texas	92	11/29/06	6,906	2,018
Ashford II (a)	Houston, Texas	59	12/07/06	5,250	2,854
Hightower Centre, Pavilion Center and Roswell North	Atlanta, Georgia	181	12/14/06	17,236	1,613
Charlotte Park	Charlotte, North Carolina	187	12/20/06	18,800	2,567
Total Dispositions		652		$ 63,192	$ 9,263

(a) In accordance with GAAP, the gain and all current and prior period income from these properties has been classified as discontinued operations.

Investment in Unconsolidated Joint Ventures. Parkway is committed to forming joint ventures with best partners for the purpose of acquiring office assets in the Southeastern and Southwestern United States and Chicago. We believe these investments result in a higher return on equity than 100% owned assets. Parkway will operate, manage and lease the properties on a day-to-day basis, provide acquisition and construction management services to the joint venture, and receive fees for providing these services. The joint venture partner will provide 70% to 90% of the joint venture capital, with Parkway to provide the balance. In 2006, investment in unconsolidated joint ventures decreased $1.8 million or 13.6%. The decrease is primarily due to the sale of the Viad Corporate Center, of which Parkway owned 30%, on June 23, 2006. The Company and its joint venture partner sold the Viad Corporate Center in Phoenix, Arizona for $105.5 million. The buyer assumed the existing mortgage debt of $50 million in the sale. The Company received cash proceeds from the sale of approximately $15.4 million and recognized a gain of $13.6 million. In addition to the gain, Parkway recognized management and incentive fees of $4.2 million as a result of the economic returns generated above an IRR hurdle rate achieved over the life of the Viad joint venture and incurred $325,000 in costs associated with the loan transfer.

Rents Receivable and Other Assets. Rents receivable and other assets increased $37.7 million or 54.2% for the year ending December 31, 2006. The increase is primarily attributable to the increase in escrow bank account balances of $22.1 million and unamortized lease costs due to the purchase of office properties in 2006. In 2006, the total purchase price allocated to lease costs was $14.7 million. The increase in escrow bank account balances of $22.1 million is primarily due to additional escrow deposit requirements with the new mortgage placed in connection with the purchase of One Illinois Center on July 11, 2006 and current period escrow deposit requirements for consolidated properties. The One Illinois Center escrow funds will be released based on actual expenditures incurred in leasing and operating the building and as predefined in the loan agreement.

Intangible Assets, Net. For the year ending December 31, 2006, intangible assets net of related amortization increased $21.6 million or 36% and was primarily due to the allocation of the purchase price of 2006 office property acquisitions to above market in-place leases and the value of in-place leases offset by annual amortization. In 2006, the total purchase price allocated to above market in-place leases and the value of in-place leases was $6.9 million and $27.2 million, respectively. Parkway accounts for its acquisitions of real estate in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", which requires the fair value of the real estate acquired to be allocated to acquired tangible and intangible assets.

Notes Payable to Banks. Notes payable to banks increased $1.9 million or 1.3% for the year ending December 31, 2006. At December 31, 2006, notes payable to banks totaled $152.3 million and resulted primarily from advances under bank lines of credit to purchase additional properties and to make improvements to office properties.

On April 27, 2006 the Company closed a new $200 million credit facility led by Wachovia Bank and syndicated to nine other banks. This line replaced the previous $190 million revolver, which was to mature in February 2007. The facility is comprised of a $60 million term loan maturing in April 2011 and a $140 million revolving loan maturing in April 2010. The interest rate on the $200 million line is based on LIBOR plus 80 to 130 basis points, depending upon overall Company leverage. The Company paid a facility fee of $200,000 (10 basis points) and origination fees of $688,000 (34.4 basis points) upon closing of the loan agreement. Additionally, the Company pays an annual administration fee of $35,000 and fees on the unused portion of the revolver ranging between 12.5 and 20 basis points based upon overall Company leverage. This new line affords the Company greater financial flexibility and lower interest cost.

The Company's $200 million unsecured credit facility requires compliance with a number of restrictive financial covenants, including tangible net worth, fixed charge coverage ratio, unencumbered interest coverage ratio, total debt to total asset ratio, secured debt to total asset value ratio, secured recourse debt to total asset value ratio and unencumbered pool restrictions. As of December 31, 2006 the Company was in compliance with these financial covenants.

Mortgage Notes Payable. Mortgage notes payable increased $212.7 million or 44% during the year ending December 31, 2006, as a result of the following (in thousands):

	Increase (Decrease)
Assumption of first mortgage on Fund property purchases	$ 48,108
Placement of mortgage debt by discretionary fund	31,500
Placement of mortgage debt	148,500
Placement of mezzanine loan	33,700
Payments on mezzanine loan	(33,700)
Scheduled principal payments	(15,366)
	$212,742

The purchase of One Illinois Center on July 11, 2006 was funded by a 10-year, $148.5 million non-recourse first mortgage. The loan bears interest at a fixed rate of 6.29%, with interest only payments for five years and principal payments based on a 30-year amortization thereafter. In connection with the first-mortgage, the Company delivered $11.3 million in letters of credit to satisfy the various escrow requirements made by the lender. These letters of credit expire June 30, 2007. Additional purchase funding was provided by a $33.7 million secured recourse mezzanine loan with a six-month term at an interest rate of LIBOR plus 130 basis points, and amounts drawn under existing lines of credit. As of December 31, 2006, the balance of the mezzanine loan was zero and was paid using funds received from the sale of the Central Station building and funds received from the December 2006 stock offering.

During 2006, the Fund placed or assumed the following mortgage notes payable in connection with 2006 office property purchases:

- On May 19, 2006, the Fund placed a $14.4 million 10-year non-recourse first mortgage at a fixed rate of 5.90% in connection with the purchase of the BellSouth Building and Centurion Centre. Payments during the first five years of the mortgage term will be on an interest-only basis and the loan matures June 10, 2016.

- On December 20, 2006, the Renaissance Center was acquired subject to an existing non-recourse first mortgage with an outstanding balance of approximately $17.2 million, which matures June 1, 2012 and carries a fixed interest rate of 5.23%. In accordance with generally accepted accounting principles ("GAAP"), the mortgage was recorded at $17 million to reflect the fair value of the instrument based on the market rate of 5.469% on the date of purchase.

- On December 22, 2006, the Fund placed a $17.1 million ten-year non-recourse first mortgage at a fixed rate of 5.56% in connection with the purchase of the Chatham Centre. Payments during the mortgage term will be on an interest-only basis and the loan matures January 10, 2017.

- On December 27, 2006, the acquisition of 100 Ashford Center and Peachtree Ridge was subject to an existing non-recourse first mortgage with an outstanding balance of approximately $30.9 million, which matures January 8, 2016 and carries a fixed interest rate of 5.68%. In accordance with GAAP, the mortgage was recorded at $31.1 million to reflect the fair value of the instrument based on the market rate of 5.606% on the date of purchase.

The Company expects to continue seeking fixed-rate, non-recourse mortgage financing with maturities from five to ten years typically amortizing over 25 to 30 years on select office building investments as additional capital is needed. The Company targets a debt to total market capitalization rate at a percentage in the range of 45% to 50%. This rate may vary at times pending acquisitions, sales and/or equity offerings. In addition, volatility in the price of the Company's common stock may affect the debt to total market capitalization ratio. However, over time the Company plans to maintain a percentage in the range of 45% to 50%. The Company calculates this ratio by including its proportionate share of any debt on assets held in funds and partnerships. In addition to this debt ratio, the Company monitors interest, fixed charge and modified fixed charge coverage ratios. The interest coverage ratio is computed by comparing the cash interest accrued to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The fixed charge coverage ratio is computed by comparing the cash interest accrued, principal payments made on mortgage loans and preferred dividends paid to EBITDA. The modified fixed charge coverage ratio is computed by comparing cash interest accrued and preferred dividends paid to EBITDA. In accordance with the GEAR UP Plan, Parkway has established a self-imposed limit for the modified fixed charge coverage ratio of 2.5 times as the Company's pledge not to use leverage to achieve Company goals. Management believes the debt to market capitalization, interest coverage, fixed charge coverage and modified fixed charge coverage ratios provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments with current income.

The computation of the interest, fixed charge and modified fixed charge coverage ratios and the reconciliation of net income to EBITDA are as follows for the year ended December 31, 2006 and 2005 (in thousands):

	Year Ended December 31	
	2006	2005
Net income	$ 25,682	$ 20,807
Adjustments to net income:		
Interest expense	43,532	33,409
Amortization of financing costs	1,100	1,480
Prepayment expenses - early extinguishment of debt	-	555
Depreciation and amortization	65,237	52,096
Amortization of share based compensation	863	533
Gain on sale of joint venture interests, real estate and other assets	(22,729)	(5,220)
Tax expense	30	6
EBITDA adjustments - unconsolidated joint ventures	2,203	2,593
EBITDA adjustments – minority interest in real estate partnerships	(3,803)	(2,378)
EBITDA (1)	$112,115	$103,881
Interest coverage ratio:		
EBITDA	$112,115	$103,881
Interest expense:		
Interest expense	$ 43,532	$ 33,409
Capitalized interest	-	52
Interest expense - unconsolidated joint ventures	1,015	1,400
Interest expense – minority interest in real estate partnerships	(1,479)	(1,328)
Total interest expense	$ 43,068	$ 33,533
Interest coverage ratio	2.60	3.10
Fixed charge coverage ratio:		
EBITDA	$112,115	$103,881
Fixed charges:		
Interest expense	$ 43,068	$ 33,533
Preferred dividends	6,573	7,146
Preferred distributions - unconsolidated joint ventures	-	21
Principal payments (excluding early extinguishment of debt)	15,366	17,724
Principal payments - unconsolidated joint ventures	45	108
Principal payments – minority interest in real estate partnerships	(222)	(497)
Total fixed charges	$ 64,830	$ 58,035
Fixed charge coverage ratio	1.73	1.79
Modified fixed charge coverage ratio:		
EBITDA	$112,115	$103,881
Modified Fixed charges:		
Interest expense	$ 43,068	$ 33,533
Preferred dividends	6,573	7,146
Preferred distributions - unconsolidated joint ventures	-	21
Total fixed charges	$ 49,641	$ 40,700
Modified fixed charge coverage ratio:	2.26	2.55

(1) Parkway defines EBITDA, a non-GAAP financial measure, as net income before interest, income taxes, depreciation, amortization, losses on early extinguishment of debt and other gains and losses. EBITDA, as calculated by us, is not comparable to EBITDA reported by other REITs that do not define EBITDA exactly as we do.

The Company believes that EBITDA helps investors and Parkway's management analyze the Company's ability to service debt and pay cash distributions. However, the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating, investing and financing activities are that EBITDA does not reflect the Company's historical cash expenditures or future cash requirements for working capital, capital expenditures or the cash required to make interest and principal payments on the Company's outstanding debt. Although EBITDA has limitations as an analytical tool, the Company compensates for the limitations by only using EBITDA to supplement GAAP financial measures. Additionally, the Company believes that investors should consider EBITDA in conjunction with net income and the other required GAAP measures of its performance and liquidity to improve their understanding of Parkway's operating results and liquidity.

Parkway views EBITDA primarily as a liquidity measure and, as such, the GAAP financial measure most directly comparable to it is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities prepared in accordance with GAAP. The following table reconciles EBITDA to cash flows provided by operating activities for the year ended December 31, 2006 and 2005 (in thousands):

	Year Ended December 31	
	2006	2005
EBITDA	$ 112,115	$ 103,881
Amortization of above market leases	1,582	1,970
Operating distributions from unconsolidated joint ventures	1,334	2,587
Interest expense	(43,532)	(33,409)
Prepayment expense – early extinguishment of debt	-	(555)
Tax expense	(30)	(6)
Increase in receivables and other assets	(25,465)	(11,571)
Increase (decrease) in accounts payable and other liabilities	7,118	(1,320)
Adjustments for minority interests	3,319	2,567
Adjustments for unconsolidated joint ventures	(2,954)	(4,089)
Cash flows provided by operating activities	$ 53,487	$ 60,055

Accounts Payable and Other Liabilities. During 2006, accounts payable and other liabilities increased $16 million or 28.3%. The increase is primarily due to the allocation of purchase price of 2006 office property acquisitions to below market in-place leases in the amount of $9.4 million and the increase in accrued property taxes for the year in the amount of $7.1 million, which is mainly attributable to the purchase of One Illinois Center in Chicago, Illinois in 2006.

Minority Interest – Real Estate Partnerships. During the year ending December 31, 2006, minority interest associated with real estate partnerships increased $77.5 million. The increase is attributable to Parkway's purchase, through affiliated entities, of the limited partner's interest in MBALP on March 7, 2006, which raised Parkway's total effective ownership interest in MBALP to 75.025%, and Ohio PERS' minority interest share of additional investments made by the Fund. "Management's Discussion and Analysis of Financial Condition and Results of Operation – Financial Condition – Purchases and Improvements," includes a description of Fund office property purchases during 2006.

Stockholders' Equity. Stockholders' equity increased $15.8 million or 3.3% during the year ended December 31, 2006 as a result of the following (in thousands):

	Increase (Decrease)
Net income	$ 25,682
Change in market value of interest rate swap	(73)
Change in unrealized loss on equity securities	75
Comprehensive income	25,684
Common stock dividends declared	(37,776)
Preferred stock dividends declared	(6,573)
Purchase of Company stock	(2,814)
Exercise of stock options	6,034
Shares issued - stock offering	29,488
Shares issued – Directors' fees	170
Share based compensation expense	863
Shares distributed from deferred compensation plan	304
Shares issued through DRIP plan	407
Employee Stock Purchase Plan	3
	$ 15,790

On February 9, 2006, the Board of Directors authorized the repurchase of up to 1 million shares of Parkway's outstanding common stock in the open market or in privately negotiated transactions, and at times (through August 2006) and in amounts deemed appropriate by the Company. During 2006, the Company purchased 71,400 shares of common stock for $2.8 million, which equates to an average price per share of $39.41.

On December 18, 2006, the Company sold 600,000 shares of common stock to Banc of America Securities LLC at a gross offering price of $50.25 per share and a net price of $49.37 per share. The Company used the net proceeds of approximately $29.6 million to repay indebtedness outstanding under a $19.3 million mezzanine loan incurred in connection with the purchase of One Illinois Center and to purchase additional investments in office properties.

During the year ended December 31, 2006, 803,499 shares of Series B Convertible Preferred Stock were converted into an equal number of shares of common stock. As of December 31, 2006 there were no shares of Series B Convertible Preferred Stock authorized and outstanding.

Results of Operations

Comments are for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Net income available to common stockholders for the year ended December 31, 2006, was $19.1 million ($1.34 per basic common share) as compared to net income available to common stockholders of $13.7 million ($0.97 per basic common share) for the year ended December 31, 2005. Net gains of $22.7 million were included in net income available to common stockholders for the year ended December 31, 2006. Net gains of $5.2 million were included in net income available to common stockholders for the year ended December 31, 2005.

Office and Parking Properties. The analysis below includes changes attributable to same store properties, acquisitions and dispositions of office properties. Same store properties are those that the Company owned during both the current and prior year reporting periods, excluding properties classified as discontinued operations. At December 31, 2006, same store properties consisted of 51 properties comprising 10 million square feet. Properties acquired in 2005 and 2006 that do not meet the definition of same store properties consisted of one property with 105,000 square feet in 2005 and eight properties with 2.2 million square feet in 2006.

The following table represents income from office and parking properties for the years ended December 31, 2006 and 2005 (in thousands):

	Year Ended December 31			
	2006	2005	Increase (Decrease)	% Change
Income from office and parking properties:				
Same store properties	$174,604	$177,769	$ (3,165)	-1.8%
Properties acquired in 2005	18,357	7,703	10,654	138.3%
Properties acquired in 2006	16,058	-	16,058	0.0%
Properties disposed	988	3,014	(2,026)	-67.2%
Total income from office and parking properties	$210,007	$188,486	$ 21,521	11.4%

Income from office and parking properties for same store properties decreased $3.2 million or 1.8% for the year ended December 31, 2006 compared to the same period for 2005. The primary reason for the decrease is due to a decline in same store occupancy for same store properties for the year ended December 31, 2006 compared to December 31, 2005. Average same store occupancy was 89.7% and 90.3% for the year ended December 31, 2006 and 2005, respectively. Additionally, lease termination fee income decreased $1.5 million for same store properties for the year ended December 31, 2006 compared to the same period for 2005. In 2007 Parkway projects that income from same store properties will increase approximately 4% primarily due to an increase in occupancy and rental rates.

The following table represents property operating expenses for the years ended December 31, 2006 and 2005 (in thousands):

	Year Ended December 31			
	2006	2005	Increase (Decrease)	% Change
Property operating expenses:				
Same store properties	$ 83,203	$ 83,272	$ (69)	-0.1%
Properties acquired in 2005	8,441	3,529	4,912	139.2%
Properties acquired in 2006	6,971	-	6,971	0.0%
Properties disposed	515	1,453	(938)	-64.6%
Total property operating expenses	$ 99,130	$ 88,254	$ 10,876	12.3%

Property operating expenses for same store properties decreased $69,000 for the year ended December 31, 2006 compared to the same period for 2005. In 2007 Parkway projects that same store property operating expenses will increase approximately 4% primarily because of estimated increases in insurance premiums and other normal inflationary expense increases.

Depreciation and amortization expense attributable to office and parking properties increased $13.6 million or 26.7% for the year ended December 31, 2006 compared to the same period for 2005 and is due to the increase in the net investment in office and parking properties because of additional purchases and improvements to properties.

Management Company Income. The increase in management company income of $2.3 million for the year ended December 31, 2006 compared to the year ended December 31, 2005 is primarily due to the additional management fee and incentive fee of $4.2 million as a result of the economic returns generated above an internal rate of return hurdle rate achieved over the life of the Viad joint venture. The fees were received and recognized by Parkway in the second quarter of 2006 at closing of the sale of Viad Corporate Center. For the year ended December 31, 2005, management company income included acquisition fees earned on the Maitland 200 joint venture of $947,000, an incentive fee of $400,000 earned in connection with the 233 North Michigan joint venture and a commission on the sale of land on behalf of a third-party of $385,000.

Management Company Expenses. Management company expenses increased $534,000 for the year ended December 31, 2006 compared to the same period for 2005 and is attributable to increased personnel and administrative costs allocated to manage and expand fund and joint venture operations.

Share Based Compensation Expense. Effective January 1, 2006, Parkway adopted FASB Statement No. 123R, Share-Based Payment ("FAS 123R") using the modified-prospective transition method. In the past the Company had granted stock options for a fixed number of shares to employees and directors with an exercise price equal to or above the fair value of the shares at the date of grant. However, no stock options have been granted to employees since 2002 or to directors since 2003. Since 2003, Parkway has elected to grant restricted shares and deferred incentive share units instead of stock options. Therefore, the adoption of FAS 123R has not had a material impact on income from continuing operations, net income, cash flow from operations, cash flow from financing activities or basic and diluted earnings per share.

Share based compensation expense of $863,000, $533,000 and $783,000 was recognized for the years ended December 31, 2006, 2005 and 2004, respectively. Total compensation expense related to nonvested awards not yet recognized was $3.8 million as of December 31, 2006. The weighted average period over which this expense is expected to be recognized is approximately 3.3 years.

On June 27, 2006, the Board of Directors granted 67,500 restricted shares to officers of the Company. Half of the shares will vest four years from July 1, 2006. The remaining half will vest if Parkway achieves the strategic goals of the GEAR UP Plan, which will end December 31, 2008. The Company will record compensation expense for the shares that vest based solely on service conditions beginning July 1, 2006 over a four year period. Compensation expense will not be recorded on the shares that vest based on achievement of the GEAR UP Plan until the Company determines that it is probable that the goal will be achieved. Therefore, no expense has been recorded in 2006 for the shares that vest based on performance conditions. Total potential compensation associated with shares that vest based on performance conditions is $1.5 million.

On January 12, 2007, the Board of Directors approved the grant of 35,874 shares to officers of the Company. The shares are valued at $1.9 million and 34,875 shares will vest four years from grant date and 999 shares will vest subject to achievement of the GEAR UP Plan, which will end December 31, 2008.

Equity in Earnings of Unconsolidated Joint Ventures. Equity in earnings of unconsolidated joint ventures decreased $745,000 for the year ended December 31, 2006 compared to the same period for 2005 and is primarily due to the sale of the Company's 30% interest in the Viad Corporate Center in June 2006.

Gain on Sale of Joint Venture Interests, Real Estate and Other Assets. For the year ended December 31, 2006, Parkway recorded a gain on the sale of the Viad Corporate Center in the amount of $13.6 million, a gain on the sale of three buildings in Atlanta in the amount of $1.6 million, a gain on the sale of Charlotte Park in the amount of $2.6 million and recognized an impairment loss on investment securities in the amount of $119,000. For the year ended December 31, 2005, the Company recorded a gain on the sale of an 80% joint venture interest in Maitland 200, an office building in Orlando, Florida, in the amount of $1.3 million and recorded an impairment loss of $340,000 on 12 acres of land in New Orleans, Louisiana. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Office and Parking Properties and Investment in Unconsolidated Joint Ventures," includes a discussion of assets sold during 2006.

Interest Expense. Interest expense, including amortization, increased $9.2 million or 25.9% for the year ended December 31, 2006 compared to the same period for 2005 and is comprised of the following (in thousands):

	Year Ended December 31			
	2006	2005	Increase (Decrease)	% Change
Interest expense:				
Mortgage interest expense	$ 32,674	$ 26,043	$ 6,631	25.5%
Bank line interest expense	10,105	6,614	3,491	52.8%
Subsidiary redeemable preferred membership interest	752	752	-	0.0%
Debt prepayment expense	-	555	(555)	-100.0%
Mortgage loan cost amortization	671	976	(305)	-31.3%
Bank loan cost amortization	430	504	(74)	-14.7%
Total interest expense	$ 44,632	$ 35,444	$ 9,188	25.9%

Mortgage interest expense increased $6.6 million or 25.5% for the year ended December 31, 2006 compared to the same period for 2005 and is due to the net effect of new loans placed or assumed in 2006 and 2005, the transfer of a mortgage in connection with the sale of a joint venture interest in 2005 and the refinancing of the Teachers Insurance and Annuity Association mortgage in 2005. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Mortgage Notes Payable," includes a discussion of mortgages placed or assumed in 2006. The average interest rate on mortgage notes payable as of December 31, 2006 and 2005 was 5.8% and 5.7%, respectively.

Bank line interest expense increased $3.5 million or 52.8% for the year ended December 31, 2006 compared to the same period for 2005. The change is primarily due to the increase in the average balance of bank borrowings from $138.6 million for the year ended December 31, 2005 to $168 million for the year ended December 31, 2006. Additionally, the weighted average interest rate on bank lines of credit increased from 4.6% during the year ended December 31, 2005 to 5.9% during the same period in 2006. The increase in bank borrowings is primarily attributable to advances for purchases of office properties.

Discontinued Operations. Discontinued operations is comprised of the following for the years ended December 31, 2006 and 2005 (in thousands):

	Year Ended December 31			
	2006	2005	Increase (Decrease)	% Change
Discontinued operations:				
Income from discontinued operations	$ 556	$ 2,366	$ (1,810)	-76.5%
Gain on sale of real estate from discontinued operations	5,083	4,181	902	21.6%
Total discontinued operations	$ 5,639	$ 6,547	$ (908)	-13.9%

"Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Office and Parking Properties – Dispositions," includes a description of office properties sold during 2006 that are classified as discontinued operations.

In 2005, the Company sold The Park on Camelback, an office property in Phoenix, Arizona, and 250 Commonwealth, an office property in Greenville, South Carolina, to unrelated third parties, and the Company recognized a net gain on the sales of $4.2 million in September 2005. The net gains and all current and prior period income from these office properties has been classified as discontinued operations.

Comments are for the year ended December 31, 2005 compared to the year ended December 31, 2004.

Net income available for common stockholders for the year ended December 31, 2005 was $13.7 million ($.97 per basic common share) as compared to $19.5 million ($1.73 per basic common share) for the year ended December 31, 2004. Net income for the year ending December 31, 2005 included a net gain from the sale of real estate and joint venture interest of $5.6 million and an impairment loss on land of $340,000. Net income for the year ending December 31, 2004 included gains on a note receivable and the sale of a joint venture interest of $4.3 million.

Office and Parking Properties. The analysis below includes changes attributable to same store properties, acquisitions and dispositions of office properties. Same store properties are those that the Company owned during both the current and prior year reporting periods, excluding properties classified as discontinued operations. At December 31, 2005, same store properties consisted of 49 properties comprising 8.6 million square feet. Properties acquired in 2005 that do not meet the definition of same store properties consisted of seven properties with 1.9 million square feet.

The following table represents income from office and parking properties for the years ended December 31, 2005 and 2004 (in thousands):

	Year Ended December 31			
	2005	2004	Increase (Decrease)	% Change
Income from office and parking properties:				
Same store properties	$140,320	$139,356	$ 964	0.7%
Properties acquired in 2004	8,867	1,349	7,518	557.3%
Properties acquired in 2005	38,563	-	38,563	0.0%
Properties disposed	736	12,123	(11,387)	-93.9%
Total income from office and parking properties	$188,486	$152,828	$ 35,658	23.3%

Income from office and parking properties for same store properties increased $964,000 or .7% for the year ended December 31, 2005 compared to the same period for 2004. The primary reason for the increase is due to an increase in same store occupancy for same store properties for the year ended December 31, 2005 compared to December 31, 2004. Average same store occupancy was 89.8% and 87.9% for the year ended December 31, 2005 and 2004, respectively.

The following table represents property operating expenses for the years ended December 31, 2005 and 2004 (in thousands):

	Year Ended December 31			
	2005	2004	Increase (Decrease)	% Change
Property operating expenses:				
Same store properties	$ 66,769	$ 65,482	$ 1,287	2.0%
Properties acquired in 2004	3,364	463	2,901	626.6%
Properties acquired in 2005	17,686	-	17,686	0.0%
Properties disposed	435	4,505	(4,070)	-90.3%
Total property operating expenses	$ 88,254	$ 70,450	$ 17,804	25.3%

Property operating expenses for same store properties increased $1.3 million or 2% for the year ended December 31, 2005 compared to the same period for 2004 and is primarily attributable to normal inflationary expense increases.

Depreciation and amortization expense attributable to office and parking properties increased $15.4 million or 43.1% for the year ended December 31, 2005 compared to the same period for 2004 and is due to the increase in the net investment in office and parking properties due to additional purchases and improvements to properties.

Interest Expense. Interest expense, including amortization, increased $9.6 million or 37.3% for the year ended December 31, 2005 compared to the same period for 2004 and is comprised of the following (in thousands):

	Year Ended December 31			
	2005	2004	Increase (Decrease)	% Change
Interest expense:				
Mortgage interest expense	$ 26,043	$ 19,788	$ 6,255	31.6%
Bank line interest expense	6,614	3,796	2,818	74.2%
Subsidiary redeemable preferred membership interest	752	725	27	3.7%
Debt prepayment expense	555	511	44	8.6%
Mortgage loan cost amortization	976	556	420	75.5%
Bank loan cost amortization	504	441	63	14.3%
Total interest expense	$ 35,444	$ 25,817	$ 9,627	37.3%

Mortgage interest expense increased $6.3 million or 31.6% for the year ended December 31, 2005 compared to the same period for 2004 and is due to the net effect of the early extinguishment of two mortgages in 2004, new loans placed or assumed in 2005 and 2004, the transfer of a mortgage in connection with the sale of a joint venture interest in 2005 and the refinancing of the Teachers Insurance and Annuity Association mortgage in 2005. The average interest rate on mortgage notes payable as of December 31, 2005 and 2004 was 5.7% and 6%, respectively.

Bank line interest expense increased $2.8 million or 74.2% for the year ended December 31, 2005 compared to the same period for 2004. The change is primarily due to the increase in the weighted average interest rate on bank lines of credit from 3.1% during the year ended December 31, 2004 to 4.6% during the same period in 2005.

Discontinued Operations. Discontinued operations is comprised of the following for the years ended December 31, 2005 and 2004 (in thousands):

	Year Ended December 31			
	2005	2004	Increase (Decrease)	% Change
Discontinued operations:				
Income from discontinued operations	$ 2,366	$ 3,464	$ (1,098)	-31.7%
Gain on sale of real estate from discontinued operations	4,181	-	4,181	0.0%
Total discontinued operations	$ 6,547	$ 3,464	$ 3,083	89.0%

"Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Office and Parking Properties – Dispositions," includes a description of office properties sold during 2006 that are classified as discontinued operations.

In 2005, the Company sold The Park on Camelback, an office property in Phoenix, Arizona, and 250 Commonwealth, an office property in Greenville, South Carolina, to unrelated third parties, and the Company recognized a net gain on the sales of $4.2 million in September 2005. In accordance with GAAP, the net gains and all current and prior period income from these office properties has been classified as discontinued operations.

Liquidity and Capital Resources

Statement of Cash Flows. Cash and cash equivalents were $4.5 million and $3.4 million at December 31, 2006 and December 31, 2005, respectively. Cash flows provided by operating activities for the year ended December 31, 2006 were $53.5 million compared to $60.1 million for the same period of 2005. The change in cash flows from operating activities is primarily attributable to the effect of the timing of receipt of revenues and payment of expenses.

Cash used in investing activities was $286.6 million for the year ended December 31, 2006 compared to cash used in investing activities of $172.8 million for the same period of 2005. The increase in cash used by investing activities of $113.7 million is primarily due to the net effect of increased office property purchases and sales in 2006 and an increase in distributions from unconsolidated joint ventures, which is attributable to the sales proceeds received for the sale of the Viad Corporate Center in June 2006.

Cash provided by financing activities was $234.2 million for the year ended December 31, 2006 compared to cash provided by financing activities of $115 million for the same period of 2005. The increase in cash provided by financing activities of $119.1 million is primarily due to additional mortgage placements in 2006 and contributions from minority interest partners to fund office property purchases.

Liquidity. The Company plans to continue pursuing the acquisition of additional investments that meet the Company's investment criteria and intends to use bank lines of credit, proceeds from the sale of non-core assets and office properties, proceeds from the sale of portions of owned assets through joint ventures, possible sales of securities and cash balances to fund those acquisitions.

The Company's cash flows are exposed to interest rate changes primarily as a result of its lines of credit used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates, but also utilizes a three-year unsecured revolving credit facility and two one-year unsecured lines of credit.

At December 31, 2006, Parkway had a total of $152.3 million outstanding under a four-year $140 million unsecured revolving credit facility and a five-year $60 million unsecured term loan, both led by Wachovia Bank and syndicated to nine other banks (the "$200 million line"), a $15 million unsecured line of credit with PNC Bank (the "$15 million line") and a $9 million unsecured line of credit with Trustmark National Bank (the "$9 million line"). The interest rates on the $200 million line and the $15 million line were equal to the 30-day LIBOR rate plus 80 to 130 basis points, depending upon overall Company leverage. The interest rate on the $9 million line was equal to the 30-day LIBOR rate plus 132.5 basis points. The weighted average interest rate on unsecured lines of credit was 6.3% and 5.3% at December 31, 2006 and 2005, respectively.

On April 27, 2006 the Company closed the new $200 million unsecured credit facility led by Wachovia Bank and syndicated to nine other banks. The $200 million line replaced the previous $190 million line, which was to mature in February 2007. The new facility is comprised of a $60 million term loan maturing in April 2011 and a $140 million revolving loan maturing in April 2010. The interest rate on the $200 million line is based on LIBOR plus 80 to 130 basis points depending upon overall Company leverage (with the current rate set at 130 basis points as of December 31, 2006). The Company paid a facility fee of $200,000 (10 basis points) and origination fees of $688,000 (34.4 basis points) upon closing of the loan agreement. Additionally, the Company pays an annual administration fee of $35,000 and fees on the unused portion of the revolver ranging between 12.5 and 20 basis points based upon overall Company leverage (with the rate set at 12.5 basis points at December 31, 2006). The increased size of the line affords the Company greater financial flexibility and capacity while accommodating the Company's growth.

The $15 million line matures January 29, 2008, is unsecured and is expected to fund the daily cash requirements of the Company's treasury management system. The $15 million line has a current interest rate equal to the 30-day LIBOR rate plus 130 basis points as of December 31, 2006. The Company paid a facility fee of $15,000 (10 basis points) upon closing of the loan agreement. Under the $15 million line, the Company does not pay annual administration fees or fees on the unused portion of the line.

The $9 million line with Trustmark National Bank is interest only, has a current interest rate equal to the 30-day LIBOR rate plus 132.5 basis points and matures December 7, 2007. The proceeds of the loan were used to finance the construction of the City Centre Garage, which was completed in 2005.

To protect against the potential for rapidly rising interest rates, the Company entered into interest rate swap agreements in 2005 and 2004. The Company designated the swaps as hedges of the variable interest rates on the Company's borrowings under the Wachovia unsecured revolving credit facility. Accordingly, changes in the fair value of the swap are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The Company's interest rate hedge contracts as of December 31, 2006 and 2005 are summarized as follows (in thousands):

Type of Hedge	Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Market Value December 31 2006	Fair Market Value December 31 2005
Swap	$40,000	06/30/06	1-Month LIBOR	3.530%	$ -	$ 245
Swap	$40,000	12/31/08	1-Month LIBOR	4.360%	525	426
Swap	$20,000	12/31/08	1-Month LIBOR	4.245%	307	234
					$ 832	$ 905

At December 31, 2006, the Company had $696 million in mortgage notes payable with an average interest rate of 5.8% secured by office properties and $152.3 million drawn under bank lines of credit. Parkway's pro rata share of unconsolidated joint venture debt was $9.9 million with an average interest rate of 5.2% at December 31, 2006. Based on the Company's total market capitalization of approximately $1.7 billion at December 31, 2006 (using the December 31, 2006 closing price of $51.01 per common share), the Company's debt represented approximately 47.9% of its total market capitalization. The Company targets a debt to total market capitalization rate at a percentage in the range of 45% to 50%. This rate may vary at times pending acquisitions, sales and/or equity offerings. In addition, volatility in the price of the Company's common stock may affect the debt to total market capitalization ratio. However, over time the Company plans to maintain a percentage in the range of 45% to 50%.

In addition to the debt to total market capitalization ratio, the Company also monitors interest, fixed charge and modified fixed charge coverage ratios. The interest coverage ratio is computed by comparing the cash interest accrued to earnings before interest, taxes, depreciation and amortization ("EBITDA"). This ratio for the year ended December 31, 2006 and 2005 was 2.60 and 3.10 times, respectively. The fixed charge coverage ratio is computed by comparing the cash interest accrued, principal payments made on mortgage loans and preferred dividends paid to EBITDA. This ratio for the year ended December 31, 2006 and 2005 was 1.73 and 1.79 times, respectively. The modified fixed charge coverage ratio is computed by comparing the cash interest accrued and preferred dividends paid to EBITDA. This ratio for the year ended December 31, 2006 and 2005 was 2.26 and 2.55 times, respectively. In accordance with the GEAR UP Plan, Parkway established a self-imposed limit for the modified fixed charge coverage ratio of 2.5 times as the Company's pledge not to use leverage to achieve Company goals. Management believes the debt to market capitalization, interest coverage, fixed charge coverage and modified fixed charge coverage ratios provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments with current income.

The table below presents the principal payments due and weighted average interest rates for the mortgage notes payable as of December 31, 2006.

	Average Interest Rate	Mortgage Notes Payable (In thousands)
2007	5.8%	$ 34,159
2008	5.8%	57,120
2009	6.0%	37,471
2010	5.9%	98,840
2011	6.2%	113,129
Thereafter	6.7%	355,293
Total		$ 696,012
Fair value at 12/31/06		$ 707,185

The Company presently has plans to make additional capital improvements at its office properties in 2007 of approximately $33 million. These expenses include tenant improvements, capitalized acquisition costs and capitalized building improvements. Approximately $13.9 million of these improvements relate to upgrades on properties acquired in recent years that were anticipated at the time of purchase. All such improvements are expected to be financed by cash flow from the properties, advances on the bank lines of credit or contributions from partners.

In 2006, the Company announced the proposed development of a 194,000 square foot Class A+ office building in Jackson, Mississippi known as The Pinnacle at Jackson Place, adjacent to the Company's headquarters building. The estimated cost of the development is $39 million and it is expected to be completed in the fall of 2008. The Company has received commitments to lease approximately 73% of the new office space from four major customers. Parkway will be seeking partners for an 80% ownership interest in the development. There can be no assurance that the development or joint venture of The Pinnacle will occur.

In accordance with Parkway's strategic plan, GEAR UP, the Company projects the following acquisitions and dispositions in 2007. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview – Strategic Planning," includes a full discussion of the Gear Up Plan.

- Fee simple office property purchases totaling $150 million, which will be funded with proceeds from sales and/or bank lines of credit.

- Fund office property purchases totaling $170 million. Parkway's equity contribution will be approximately $17 million and will be funded with proceeds from sales and/or bank lines of credit.

- One fee simple sale of an asset in Columbia, South Carolina valued at $9 million is projected to take place May 1, 2007; and

- Contributions of asset to funds or similar ventures where the Company will retain a 25% ownership interest are projected to be made as shown below:

  - Assets in Knoxville, Tennessee totaling 549,000 square feet with an estimated value of $59 million on July 1, 2007;

  - Assets in Virginia totaling 883,000 square feet with an estimated value of $97 million on July 1, 2007;

  - Two assets in Columbia, South Carolina totaling 759,000 square feet with an estimated value of $97 million on October 1, 2007; and

  - In connection with the proposed ventures, Parkway may incur debt prepayment penalties and expense of $2.8 million.

The Company anticipates that its current cash balance, operating cash flows and borrowings (including borrowings under the working capital line of credit) will be adequate to pay the Company's (i) operating and administrative expenses, (ii) debt service obligations, (iii) distributions to shareholders, (iv) capital improvements, and (v) normal repair and maintenance expenses at its properties, both in the short and long term. In addition, the Company may use proceeds from sales of assets, possible sales of securities and borrowings to fund property acquisitions.

Off-Balance Sheet Arrangements

As of December 31, 2006, the Company was invested in four unconsolidated real estate joint ventures. These joint ventures are accounted for using the equity method of accounting, as Parkway does not control any of these joint ventures and is not the primary beneficiary, as that term is defined in FIN46R. As a result, the assets and liabilities of the joint ventures are not included in Parkway's consolidated balance sheet. Information relating to the unconsolidated joint ventures at December 31, 2006 is detailed below.

Joint Ventures	Property Name	Location	Parkway's Ownership Interest
Wink-Parkway Partnership	Wink Building	New Orleans, Louisiana	50.0%
Parkway Joint Venture, LLC	UBS Building/River Oaks	Jackson, Mississippi	20.0%
RubiconPark I, LLC	Lakewood/Falls Pointe	Atlanta, Georgia	20.0%
	Carmel Crossing	Charlotte, North Carolina	
RubiconPark II, LLC	Maitland 200	Orlando, Florida	20.0%

Cash distributions from unconsolidated joint ventures are made to each partner based on their percentage of ownership in each entity. Cash distributions made to partners in joint ventures where the percentage of debt assumed is disproportionate to the ownership percentage in the venture is distributed based on each partner's share of cash available for distribution before debt service, based on their ownership percentage, less the partner's share of debt service based on the percentage of debt assumed by each partner.

The following information summarizes the financial position at December 31, 2006 for the investments in which we held an interest at December 31, 2006 (in thousands):

Summary of Financial Position	Total Assets	Mortgage Debt (1)	Total Equity	Parkway's Investment
Phoenix OfficeInvest, LLC	$ 190	$ -	$ 164	$ -
Parkway Joint Venture, LLC	17,514	12,600	4,421	(150)
Wink-Parkway Partnership	1,470	275	1,082	541
RubiconPark I, LLC	74,408	52,000	21,075	5,676
RubiconPark II, LLC	29,643	19,061	10,093	5,112
	$123,225	$83,936	$36,835	$11,179

(1) The mortgage debt, all of which is non-recourse, is collateralized by the individual real estate property or properties within each venture, the net book value of which totaled $114.7 million at December 31, 2006. Parkway's proportionate share of the non-recourse mortgage debt totaled $9.9 million at December 31, 2006.

The following information summarizes the results of operations for the year ended December 31, 2006 for investments which impacted our 2006 results of operations (in thousands):

Summary of Operations	Total Revenue	Net Income	Parkway's Share of Equity in Earnings of Unconsolidated Joint Ventures	Parkway's Share of Gain on Sale of Real Estate	Parkway's Share of Net Income
Phoenix OfficeInvest, LLC (1)	$ 5,835	$41,973	$ (217)	$13,584	$13,367
Parkway Joint Venture, LLC	2,664	82	17	-	17
Wink-Parkway Partnership	333	126	63	-	63
RubiconPark I, LLC	9,923	1,701	502	-	502
RubiconPark II, LLC	4,332	1,071	386	-	386
	$23,087	$44,953	$ 751	$13,584	$14,335

(1) On June 23, 2006, the Company and its joint venture partner sold Viad Corporate Center in Phoenix, Arizona for $105.5 million. The buyer assumed the existing mortgage debt of $50 million in the sale. The Company received net cash proceeds of $15.4 million and recognized a gain of $13.6 million from the sale. In addition to the gain, the Company recognized management and incentive fees of $4.2 million as a result of the economic returns generated over the life of the Phoenix OfficeInvest joint venture. In accordance with Parkway's accounting policy for incentive management fees, the additional incentive and management fees were recorded at the closing of the sale of Viad Corporate Center, at which time the fees were earned. Parkway also incurred $325,000 in costs associated with the loan transfer.

Contractual Obligations

We have contractual obligations including mortgage notes payable and lease obligations. The table below presents total payments due under specified contractual obligations by year through maturity as of December 31, 2006 (in thousands):

	Payments Due By Period						
Contractual Obligations	Total	2007	2008	2009	2010	2011	Thereafter
Long-Term Debt (Mortgage Notes Payable)	$946,348	$73,558	$94,816	$72,239	$130,976	$138,303	$436,456
Capital Lease Obligations	69	32	32	5	-	-	-
Operating Leases	692	452	240	-	-	-	-
Purchase Obligations	6,870	6,201	21	295	9	344	-
Other Long-Term Liabilities	10,741	10,741	-	-	-	-	-
Total	$964,720	$90,984	$95,109	$72,539	$130,985	$138,647	$436,456

The amounts presented above for mortgage notes payable include principal and interest payments. The amounts presented for purchase obligations represent the remaining tenant improvement allowances for leases in place and commitments for building improvements as of December 31, 2006.

The amounts presented above as other long-term liabilities represents subsidiary redeemable preferred membership interests issued to the seller in connection with the Capital City Plaza purchase in 2004. The preferred membership interests pay the seller a 7% coupon rate and were issued to accommodate their tax planning needs. The seller currently has the right to redeem the remaining balance of the membership interests. Parkway has the right to retire the preferred interest in July 2007.

Parkway has a 75% ownership interest in MBALP and acts as the managing general partner. MBALP is primarily funded with financing from a third party lender, which is secured by a first lien on the rental property of the partnership. The creditors of MBALP do not have recourse to Parkway. In acting as the general partner, Parkway is committed to providing additional funding to partnership deficits up to an aggregate amount of $1 million. To date Parkway has not been required to provide any additional funding to MBALP.

On July 11, 2006, the Company purchased One Illinois Center in Chicago, Illinois. The purchase was funded by a 10-year $148.5 million non-recourse first mortgage, a $33.7 million secured recourse mezzanine loan with a six-month term and advances under bank lines of credit. In connection with the first mortgage, the Company delivered $11.3 million in letters of credit to satisfy the various escrow requirements made by the lender. The letters of credit expire June 30, 2007.

Critical Accounting Estimates

General. Parkway's investments are generally made in office properties. Therefore, the Company is generally subject to risks incidental to the ownership of real estate. Some of these risks include changes in supply or demand for office properties or tenants for such properties in an area in which we have buildings; changes in real estate tax rates; and changes in federal income tax, real estate and zoning laws. The Company's discussion and analysis of financial condition and results of operations is based upon its Consolidated Financial Statements. The Company's Consolidated Financial Statements include the accounts of Parkway Properties, Inc., its majority owned subsidiaries and joint ventures in which the Company has a controlling interest. Parkway also consolidates subsidiaries where the entity is a variable interest entity and Parkway is the primary beneficiary, as defined in FASB Interpretation 46R "Consolidation of Variable Interest Entities" ("FIN 46R"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from our estimates.

The accounting policies and estimates used in the preparation of our Consolidated Financial Statements are more fully described in the notes to our Consolidated Financial Statements. However, certain of the Company's significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on our Consolidated Financial Statements.

Parkway considers critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

(1) Impairment or disposal of long-lived assets;
(2) Depreciable lives applied to real estate and improvements to real estate;
(3) Initial recognition, measurement and allocation of the cost of real estate acquired; and
(4) Allowance for doubtful accounts.

Impairment or Disposal of Long-Lived Assets. Changes in the supply or demand of tenants for our properties could impact our ability to fill available space. Should a significant amount of available space exist for an extended period, our investment in a particular office building may be impaired. We evaluate our real estate assets upon the occurrence of significant adverse changes to assess whether any impairment indicators are present that affect the recovery of the carrying amount.

Real estate assets are classified as held for sale or held and used in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, the Company records assets held for sale at the lower of carrying amount or fair value less cost to sell. With respect to assets classified as held and used, we periodically review these assets to determine whether our carrying amount will be recovered. A long-lived asset is considered impaired if its carrying value exceeds the estimated fair value. Fair value is based on the estimated and realizable contract sales price (if available) for the asset less estimated costs to sell. If a sales price is not available, the estimated undiscounted cash flows of the asset for the remaining useful life are used to determine if the carrying value is recoverable. The cash flow estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include but are not limited to: Existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation and other known variables. Upon impairment, the Company would recognize an impairment loss to reduce the carrying value of the long-lived asset to our estimate of its fair value. The estimate of fair value and cash flows to be generated from properties requires us to make assumptions. If one or more assumptions prove incorrect or if the assumptions change, the recognition of an impairment loss on one or more properties may be necessary in the future, which would result in a decrease in net income.

Parkway recorded an impairment loss on equity securities in the amount of $119,000 in 2006 and an impairment loss on 12 acres of land in New Orleans, Louisiana in the amount of $340,000 in 2005. No impairment losses were recorded in 2004.

Depreciable Lives Applied to Real Estate and Improvements to Real Estate. Depreciation of buildings and parking garages is computed using the straight-line method over an estimated useful life of 40 years. Depreciation of building improvements is computed using the straight-line method over the estimated useful life of the improvement. If our estimate of useful lives proves to be incorrect, the depreciation expense recognized would also be incorrect. Therefore, a change in the estimated useful lives assigned to buildings and improvements would result in either an increase or decrease in depreciation expense, which would result in an increase or decrease in earnings.

Initial Recognition, Measurement and Allocation of the Cost of Real Estate Acquired. Parkway accounts for its acquisitions of real estate in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," which requires the fair value of the real estate acquired to be allocated to the acquired tangible assets, consisting of land, building, garage, building improvements and tenant improvements, identified intangible assets and liabilities, consisting of the value of above and below market leases, customer relationships, lease costs and the value of in-place leases and any value attributable to above or below market debt assumed with the acquisition.

Parkway allocates the purchase price of properties to tangible and intangible assets based on fair values. The Company determines the fair value of the tangible and intangible components using a variety of methods and assumptions all of which result in an approximation of fair value. Differing assumptions and methods could result in different estimates of fair value and thus, a different purchase price allocation and corresponding increase or decrease in depreciation and amortization expense.

Allowance for Doubtful Accounts. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Our receivable balance is comprised primarily of rents and operating expense recoveries due from customers. Change in the supply of or demand for office properties could impact our customers' ability to honor their lease obligations, which could in turn affect our recorded revenues and estimates of the collectibility of our receivables. Revenue from real estate rentals is recognized and accrued as earned on a pro rata basis over the term of the lease. We regularly evaluate the adequacy of our allowance for doubtful accounts considering such factors as credit quality of our customers, delinquency of payment, historical trends and current economic conditions. We provide an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful. Actual results may differ from these estimates under different assumptions or conditions, which could result in an increase or decrease in bad debt expense.

Funds From Operations

Management believes that funds from operations available to common shareholders ("FFO") is an appropriate measure of performance for equity REITs and computes this measure in accordance with the National Association of Real Estate Investment Trusts' ("NAREIT") definition of FFO. Funds from operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains or losses from sales of property and extraordinary items under GAAP, plus depreciation and amortization, and after adjustments to derive the Company's pro rata share of FFO of consolidated and unconsolidated joint ventures. Further, the Company does not adjust FFO to eliminate the effects of non-recurring charges. The Company believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. The Company believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of real estate investment trusts among the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. Funds from operations do not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States and is not an indication of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

The following table presents a reconciliation of the Company's net income to FFO for the years ended December 31, 2006 and 2005 (in thousands, except per share data):

	Total Dollar Amount Year Ended December 31		Diluted Per Share Year Ended December 31	
	2006	2005	2006	2005
Net income	$ 25,682	$ 20,807	$ 1.77	$ 1.46
Adjustments to derive funds from operations:				
Depreciation and amortization	64,655	51,046	4.28	3.39
Depreciation and amortization – discontinued operations	582	1,050	0.04	0.07
Minority interest depreciation and amortization	(2,275)	(1,019)	(0.15)	(0.07)
Adjustments for unconsolidated joint ventures	815	1,057	0.05	0.07
Preferred dividends	(4,800)	(4,800)	(0.33)	(0.34)
Convertible preferred dividends	(1,773)	(2,346)	(0.12)	(0.16)
Gain on real estate and joint venture interests	(22,848)	(5,512)	(1.51)	(0.37)
Minority interest – unit holders	1	2	-	-
Diluted share adjustment for convertible preferred stock	-	-	0.07	0.11
Funds from operations applicable to common shareholders	$ 60,039	$ 60,285	$ 4.10	$ 4.16

INFLATION

Except for insurance and utilities, inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Additionally, most of the leases require the customers to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes, utilities and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. The Company's leases typically have three to seven year terms, which may enable the Company to replace existing leases with new leases at market base rent, which may be higher or lower than the existing lease rate.

Insurance. Following the devastating hurricanes of 2004 and 2005, the insurance market for properties located in coastal and wind prone areas of the country has been volatile. The Company's current property and casualty insurance policy for most properties has been in place since November 30, 2005 and is scheduled to renew April 1, 2007, at which time these lines of coverage will be renewed under the market conditions that exist at that time. The Company expects that the cost of property coverage in some of its markets could increase compared to the current cost. There may also be a reduced capacity by insurance providers to fully cover the replacement value of properties in certain geographic regions. Any increase in insurance costs directly related to each property will be passed through to customers to the extent allowed by the lease terms.

Utilities. Energy costs in most of our markets have increased over the past 12 months at a higher rate than the overall rate of inflation. The Company has undertaken several initiatives to conserve energy and to educate our customers on the importance of conservation in controlling the operating cost of our properties. The increase in energy costs have been passed through to customers to the extent allowed by the terms of each customer's lease agreement. The Company estimates that approximately 50% of the increase in energy costs is paid by the customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See information appearing under the caption "Liquidity" appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

As of December 31, 2006, total outstanding debt was $848.3 million of which $152.3 million or 18%, is variable rate debt. If market rates of interest on the variable rate debt fluctuate by 10% (or approximately 63 basis points), the change in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $952,000 annually.

CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Parkway's disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that Parkway's disclosure controls and procedures were effective as of December 31, 2006. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2006 that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting.

The Company's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment we have concluded that, as of December 31, 2006, the company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm, Ernst & Young LLP, have provided an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2006.

CEO AND CFO CERTIFICATIONS

Steven G. Rogers, President and Chief Executive Officer of the Company, and William R. Flatt, Executive Vice President and Chief Financial Officer of the Company, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to the Company's Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Rogers and Mr. Flatt have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition results of operations and cash flows of the Company as of, and for, the periods presented. See Exhibits 31 and 32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 for the complete Section 302 and 906 Certifications, respectively.

In addition, Mr. Rogers submitted his annual certification to the New York Stock Exchange (NYSE) on May 17, 2006, stating he was not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Parkway Properties, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Parkway Properties, Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Parkway Properties, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Parkway Properties, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Parkway Properties, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Parkway Properties, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Parkway Properties, Inc. and our report dated March 16, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New Orleans, Louisiana
March 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Parkway Properties, Inc.

We have audited the accompanying consolidated balance sheets of Parkway Properties, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the index at Item 15(a)2. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We did not audit the financial statements of Parkway Properties Office Fund, LP, a consolidated joint venture, which statements reflect total assets of $225 million as of December 31, 2006 and total revenues of $6.8 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Parkway Properties Office Fund, LP, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parkway Properties, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Parkway Properties, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion thereon. .

Ernst + Young LLP

New Orleans, Louisiana
March 16, 2007

PARKWAY PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31 2006	December 31 2005
Assets		
Real estate related investments:		
Office and parking properties	$1,517,468	$1,220,565
Accumulated depreciation	(211,187)	(179,636)
	1,306,281	1,040,929
Land available for sale	1,467	1,467
Investment in unconsolidated joint ventures	11,179	12,942
	1,318,927	1,055,338
Rents receivable and other assets	107,145	69,480
Intangible assets, net	81,800	60,161
Cash and cash equivalents	4,474	3,363
	$1,512,346	$1,188,342
Liabilities		
Notes payable to banks	$ 152,312	$ 150,371
Mortgage notes payable	696,012	483,270
Accounts payable and other liabilities	72,659	56,628
Subsidiary redeemable preferred membership interests	10,741	10,741
	931,724	701,010
Minority Interest		
Minority Interest – unit holders	36	38
Minority Interest – real estate partnerships	90,280	12,778
	90,316	12,816
Stockholders' Equity		
8.34% Series B Cumulative Convertible Preferred stock, $.001 par value, 2,142,857 shares authorized in 2005, 803,499 shares issued and outstanding in 2005	-	28,122
8.00% Series D Preferred stock, $.001 par value, 2,400,000 shares authorized, issued and outstanding	57,976	57,976
Common stock, $.001 par value, 67,600,000 and 65,457,143 shares authorized in 2006 and 2005, respectively, 15,764,799 and 14,167,292 shares issued and outstanding in 2006 and 2005, respectively	16	14
Common stock held in trust, at cost, 115,000 and 124,000 shares in 2006 and 2005, respectively	(3,894)	(4,198)
Additional paid-in capital	449,141	389,971
Unearned compensation	-	(3,101)
Accumulated other comprehensive income	828	826
Retained earnings (deficit)	(13,761)	4,906
	490,306	474,516
	$1,512,346	$1,188,342

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31		
	2006	2005	2004
Revenues			
Income from office and parking properties	$210,007	$188,486	$152,828
Management company income	5,329	2,997	3,832
Total revenues	215,336	191,483	156,660
Expenses			
Property operating expense	99,130	88,254	70,450
Depreciation and amortization	64,655	51,046	35,666
Operating expense for other real estate properties	5	5	22
Management company expenses	1,141	607	358
General and administrative	4,651	4,468	4,464
	169,582	144,380	110,960
Operating income	45,754	47,103	45,700
Other income and expenses			
Interest and other income	40	255	37
Equity in earnings of unconsolidated joint ventures	751	1,496	1,697
Gain on sale of real estate, joint venture interests and other assets	17,646	1,039	4,309
Interest expense	(44,632)	(35,444)	(25,817)
Income before minority interest and discontinued operations	19,559	14,449	25,926
Minority interest - unit holders	(1)	(2)	(2)
Minority interest - real estate partnerships	485	(187)	127
Income from continuing operations	20,043	14,260	26,051
Discontinued operations			
Income from discontinued operations	556	2,366	3,464
Gain on sale of real estate from discontinued operations	5,083	4,181	-
Net income	25,682	20,807	29,515
Change in market value of interest rate swaps	(73)	1,131	(226)
Change in unrealized gain (loss) on equity securities	75	(79)	-
Comprehensive income	$ 25,684	$ 21,859	$ 29,289
Net income available to common stockholders			
Net income	$ 25,682	$ 20,807	$ 29,515
Dividends on preferred stock	(4,800)	(4,800)	(4,800)
Dividends on convertible preferred stock	(1,773)	(2,346)	(5,186)
Net income available to common stockholders	$ 19,109	$ 13,661	$ 19,529
Net income per common share			
Basic			
Income from continuing operations	$ 0.95	$ 0.50	$ 1.42
Discontinued operations	0.39	0.47	0.31
Net income	$ 1.34	$ 0.97	$ 1.73
Diluted			
Income from continuing operations	$ 0.93	$ 0.50	$ 1.40
Discontinued operations	0.39	0.46	0.30
Net income	$ 1.32	$ 0.96	$ 1.70
Dividends per common share	$ 2.60	$ 2.60	$ 2.60
Weighted average shares outstanding:			
Basic	14,306	14,065	11,270
Diluted	14,487	14,233	11,478

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Year Ended December 31		
	2006	2005	2004
8.34% Series B Cumulative Convertible Preferred stock, $.001 par value			
Balance at beginning of year	$ 28,122	$ 28,122	$ 68,000
Conversion of preferred stock to common stock	(28,122)	-	(39,878)
Balance at end of year	-	28,122	28,122
8.00% Series D Preferred stock, $.001 par value			
Balance at beginning of year	57,976	57,976	57,976
Balance at end of year	57,976	57,976	57,976
Common stock, $.001 par value			
Balance at beginning of year	14	12	11
Shares issued – stock offering	1	2	-
Shares issued - other	1	-	1
Balance at end of year	16	14	12
Common stock held in trust			
Balance at beginning of year	(4,198)	(4,400)	(4,321)
Shares distributed from (contributed to) deferred compensation plan	304	202	(79)
Balance at end of year	(3,894)	(4,198)	(4,400)
Additional paid-in capital			
Balance at beginning of year	389,971	310,455	252,695
Stock options and warrants exercised	6,034	2,104	5,964
Conversion of preferred stock to common stock	28,121	-	39,877
Shares issued in lieu of Directors' fees	170	193	138
Restricted shares issued (forfeited)	-	(679)	70
Deferred incentive share units issued	-	191	201
Shares issued - DRIP Plan	407	1,899	11,515
Shares issued - stock offerings	29,487	75,808	(5)
Employee Stock Purchase Plan	3	-	-
Purchase of Company stock	(2,814)	-	-
Share based compensation expense	863	-	-
Reclassification upon the adoption of SFAS No. 123R	(3,101)	-	-
Balance at end of year	449,141	389,971	310,455
Unearned compensation			
Balance at beginning of year	(3,101)	(4,122)	(4,634)
Restricted shares (issued) forfeited	-	679	(70)
Deferred incentive share units issued	-	(191)	(201)
Share based compensation expense	-	533	783
Reclassification upon the adoption of SFAS No. 123R	3,101	-	-
Balance at end of year	-	(3,101)	(4,122)
Accumulated other comprehensive income (loss)			
Balance at beginning of year	826	(226)	-
Change in market value of interest rate swaps	(73)	1,131	(226)
Change in unrealized gain (loss) on equity securities	75	(79)	-
Balance at end of year	828	826	(226)
Retained earnings (deficit)			
Balance at beginning of year	4,906	27,831	38,253
Net income	25,682	20,807	29,515
Preferred stock dividends declared	(4,800)	(4,800)	(4,800)
Convertible preferred stock dividends declared	(1,773)	(2,346)	(5,186)
Common stock dividends declared	(37,776)	(36,586)	(29,951)
Balance at end of year	(13,761)	4,906	27,831
Total stockholders' equity	$490,306	$474,516	$415,648

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31		
	2006	2005	2004
Operating activities			
Net income	$ 25,682	$ 20,807	$ 29,515
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	64,655	51,046	35,666
Depreciation and amortization – discontinued operations	582	1,050	1,177
Amortization of above market leases	1,582	1,970	139
Amortization of loan costs	1,100	1,480	997
Share based compensation expense	863	533	783
Operating distributions from unconsolidated joint ventures	1,334	2,587	2,573
Income (loss) allocated to minority interests	(484)	189	(125)
Net gain on sale of real estate, joint venture interests and other assets	(22,729)	(5,220)	(4,309)
Equity in earnings of consolidated joint ventures	(751)	(1,496)	(1,697)
Changes in operating assets and liabilities:			
Increase in receivables and other assets	(25,465)	(11,571)	(2,559)
Increase (decrease) in accounts payable and other liabilities	7,118	(1,320)	1,177
Cash provided by operating activities	53,487	60,055	63,337
Investing activities			
Payments received on mortgage loans	-	-	775
Distributions from unconsolidated joint ventures	15,395	1,845	-
Investments in unconsolidated joint ventures	(113)	(45)	(286)
Purchases of real estate related investments	(328,909)	(163,238)	(56,625)
Proceeds from sales of real estate and joint venture interests	61,228	24,153	58,223
Real estate development	-	(3,087)	(4,434)
Improvements to real estate related investments	(34,160)	(32,441)	(30,596)
Cash used in investing activities	(286,559)	(172,813)	(32,943)
Financing activities			
Principal payments on mortgage notes payable	(49,066)	(79,120)	(24,421)
Proceeds from long-term financing	213,700	103,160	28,950
Net proceeds from (payments on) bank borrowings	1,868	46,884	(5,683)
Debt financing costs	(2,215)	(1,044)	(2,054)
Stock options and warrants exercised	6,034	2,104	5,964
Purchase of Company stock	(2,814)	-	-
Dividends paid on common stock	(37,480)	(36,356)	(29,582)
Dividends paid on preferred stock	(7,160)	(7,623)	(10,341)
Contributions from minority interest partners	82,621	9,864	-
Distributions to minority interest partners	(1,203)	(534)	(141)
Employee stock purchase plan	3	-	-
Proceeds from DRIP Plan	407	1,899	11,515
Redemption of subsidiary preferred membership interests	-	-	(4,750)
Proceeds from stock offerings	29,488	75,810	(5)
Cash provided by (used in) financing activities	234,183	115,044	(30,548)
Impact on cash of consolidation of MBALP	-	-	763
Change in cash and cash equivalents	1,111	2,286	609
Cash and cash equivalents at beginning of year	3,363	1,077	468
Cash and cash equivalents at end of year	$ 4,474	$ 3,363	$ 1,077

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

NOTE A - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying financial statements are prepared following U.S. generally accepted accounting principles (GAAP) and the requirements of the Securities and Exchange Commission (SEC). The financial statements include all normal and recurring adjustments that are necessary for a fair presentation of financial position and operating results.

The consolidated financial statements include the accounts of Parkway Properties, Inc. ("Parkway" or "the Company"), its wholly-owned subsidiaries and joint ventures in which the Company has a controlling interest. Third party equity interests in the consolidated joint ventures are reflected as minority interests in the consolidated financial statements. Parkway also consolidates subsidiaries where the entity is a variable interest entity and Parkway is the primary beneficiary, as defined in FASB Interpretation 46R "Consolidation of Variable Interest Entities" ("FIN 46R"). All significant intercompany transactions and accounts have been eliminated.

The Company determines consolidation for joint ventures based on standards set forth in EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights"; EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights"; Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures"; and FIN 46R. Based on the guidance set forth in these pronouncements, the Company consolidates certain joint ventures where it exercises significant control over major operating and management decisions, or where the Company is the sole general partner and the limited partners do not possess kick-out rights or other substantive participating rights or where the entity is a variable interest entity and Parkway is the primary beneficiary. The equity method of accounting is used for those joint ventures that do not meet the criteria for consolidation under these pronouncements.

Business

The Company's operations are exclusively in the real estate industry, principally the operation, leasing, acquisition and ownership of office buildings.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that the Company estimates to be uncollectible. The receivable balance is comprised primarily of rent and expense reimbursement income due from the customers. Management evaluates the adequacy of the allowance for doubtful accounts considering such factors as the credit quality of our customers, delinquency of payment, historical trends and current economic conditions. The Company provides an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful.

Investment in Unconsolidated Joint Ventures

As of December 31, 2006, Parkway has four investments in unconsolidated joint ventures, which are accounted for using the equity method of accounting. Parkway's investments in unconsolidated joint ventures consist of a 50% interest in Wink-Parkway Partnership, a 20% interest in Parkway Joint Venture LLC, a 20% interest in RubiconPark I, LLC and a 20% interest in RubiconPark II, LLC. The Company has a non-controlling interest in these investments and accounts for the interest using the equity method of accounting. Therefore, Parkway reports its share of income and losses based on its economic interest in these entities, as measured by its ownership interest or expected cash distributions if materially different than distributions based on ownership interest. Parkway classifies its interests as non-controlling when it holds less than a majority voting interest in the entity and does not have the sole ability, based on the terms of the joint venture agreements, to make decisions about the entities' activities regarding items such as major leases, encumbering the entities with debt, major capital expenditures and whether to dispose of the entities.

Minority Interest

Minority Interest – Unit Holders

Minority interest in Parkway Properties LP (the "Operating Partnership") represents the limited partner's proportionate share of the equity in our operating partnership. The operating partnership pays a regular quarterly distribution to the holders of operating units. Income is allocated to minority interest based on the weighted average percentage ownership during the year. As of December 31, 2006, the minority interest in our operating partnership consisted of 1,318 operating units held by a party other than the Company.

Minority Interest – Real Estate Partnerships

The Company has an interest in two joint ventures that are included in its consolidated financial statements. Parkway has a 75.025% interest in Parkway Moore, LLC, which owns an interest in Moore Buildings Associates, LP. The Company also owns a 25% interest in Parkway Properties Office Fund, LP.

On March 7, 2006, Parkway, through affiliated entities, purchased the limited partner's interest in Moore Building Associates, LP ("MBALP"), which owns the Toyota Center in Memphis, Tennessee. This raises Parkway's total effective ownership interest in MBALP to 75.025%. In acting as the general partner, Parkway is committed to providing additional funding to meet partnership operating deficits up to an aggregate amount of $1 million. Parkway receives income from MBALP in the form of interest from a construction note receivable, incentive management fees and property management fees. Parkway also receives interest income on a note receivable from Parkway Moore, LLC ("PMLLC"). Any intercompany asset, liability, revenue and expense accounts between Parkway and MBALP and PMLLC have been eliminated.

MBALP was established for the purpose of owning a commercial office building (the Toyota Center in Memphis, Tennessee) and is primarily funded with financing from a third party lender, which is secured by a first lien on the rental property of the partnership. The creditors of MBALP do not have recourse to Parkway. In acting as the general partner, Parkway is committed to providing additional funding to meet partnership operating deficits up to an aggregate amount of $1 million. MBALP has a fixed rate non-recourse first mortgage in the amount of $12.5 million that is secured by the Toyota Center, which has a carrying amount of $19.9 million.

On July 6, 2005, Parkway, through affiliated entities, entered into a limited partnership agreement forming a $500 million discretionary fund ("the Fund") with Ohio Public Employees Retirement System ("Ohio PERS") for the purpose of acquiring high-quality multi-tenant office properties. Ohio PERS has a 75% economic interest and Parkway has a 25% economic interest in the Fund. Parkway serves as the general partner of the Fund and provides asset management, property management, leasing and construction management services to the Fund, for which it is paid market-based fees. The Fund has fixed rate non-recourse mortgage debt totaling $96.7 million that is secured by nine office properties, which have a carrying value of $194.1 million. There is approximately $275 million remaining capacity for fund office investments.

Since Parkway is the sole general partner and has the authority to make major decisions on behalf of the Fund, thereby giving Parkway a controlling interest, Parkway is required to include the Fund in its consolidated financial statements.

Minority interest in real estate partnerships represents the other partners' proportionate share of equity in the partnerships discussed above at December 31, 2006. Income is allocated to minority interest based on the weighted average percentage ownership during the year.

Real Estate Properties

Real estate properties are stated at the lower of cost less accumulated depreciation, or fair value. Cost includes the carrying amount of the Company's investment plus any additional consideration paid, liabilities assumed, costs of securing title and improvements made subsequent to acquisition. Depreciation of buildings and building improvements is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of tenant improvements, including personal property, is computed using the straight-line method over the term of the lease involved. Maintenance and repair expenses are charged to expense as incurred.

When the Company is the owner of the tenant improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed. In limited instances, when the tenant is the owner of the tenant improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space.

The determination of who owns the tenant improvements is subject to significant judgment. In making that determination, the Company considers various factors, including, but not limited to:

- Whether the lease agreement specifies what or how the tenant improvement allowance is spent;
- Whether the tenant improvements are unique to the tenant or general-purpose in nature;
- Whether the ownership of the tenant improvements remains with the landlord or remains with the tenant at the end of the lease term;
- Who bears substantial construction risk and cost of the tenant improvements.

When the Company is the owner of the tenant improvements, the cost to construct the tenant improvements is recorded as an asset and depreciated over the shorter of the asset's useful life or the lease term. To the extent Parkway funded all or a portion of an improvement that is owned by the tenant, the Company treats the cost as a lease incentive and amortizes the costs as a reduction to rental revenue on a straight-line basis over the term of the lease. Lease incentives may also include cash payments to or on behalf of tenants or the buy-out of a prospective tenant's existing lease obligation with a third party and are amortized as a reduction to rental revenue on a straight-line basis over the term of the lease.

Balances of major classes of depreciable assets (in thousands) and their respective estimated useful lives are:

Asset Category	Estimated Useful Life	December 31 2006	December 31 2005
Building and garage	40 years	$1,157,534	$ 957,553
Building improvements	7 to 40 years	70,472	64,600
Tenant improvements	Lesser of useful life or term of lease	145,742	100,632
		$1,373,748	$1,122,785

Depreciation expense related to these assets of $49.7 million, $40.5 million and $31.3 million was recognized in 2006, 2005 and 2004, respectively.

The Company evaluates its real estate assets upon occurrence of significant adverse changes in their operations to assess whether any impairment indicators are present that affect the recovery of the carrying amount. The carrying amount includes the net book value of tangible and intangible assets. Real estate assets are classified as held for sale or held and used in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, Parkway records assets held for sale at the lower of carrying amount or fair value less cost to sell. With respect to assets classified as held and used, Parkway recognizes an impairment loss to the extent the carrying amount is not recoverable and exceeds its fair value. Fair value is based on the estimated and realizable contract sales price (if available) for the asset less estimated costs to sell. If a sales price is not available, the estimated undiscounted cash flows of the asset for the remaining useful life are used to determine if the carrying value is recoverable. The cash flow estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation and other known variables. Upon impairment, Parkway recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value.

Gains from sales of real estate are recognized based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66 which require upon closing, the transfer of rights of ownership to the purchaser, receipt from the purchaser of an adequate cash down payment and adequate continuing investment by the purchaser. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized generally on the installment method of accounting as collections are received.

Land available for sale (see Note D) is carried at the lower of cost or fair value minus estimated cost to sell. Operating real estate held for investment is stated at the lower of cost of net realizable value.

Revenue Recognition

Revenue from real estate rentals is recognized on a straight-line basis over the terms of the respective leases.

Property operating cost recoveries from customers ("expense reimbursements") are recognized as revenue in the period in which the expenses are incurred. The most common types of expense reimbursements in the Company's leases are common area maintenance expenses ("CAM") and real estate taxes, where the customer pays its share of operating and administrative expenses and real estate taxes as computed in accordance with the lease.

The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. The Company makes adjustments, positive or negative, to expense reimbursement income quarterly to adjust the recorded amounts to the Company's best estimate of the final property operating costs based on the most recent quarterly budget. After the end of the calendar year, the Company computes each customer's final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year. These differences are recorded to expense reimbursement income in the period the final bills are prepared, usually beginning in February and completed by May in the subsequent fiscal year. The net amounts of any such adjustments were not material for the years ended December 31, 2006, 2005 and 2004.

Management company income represents market based fees earned from providing management, construction, leasing, brokerage and acquisition services to third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the stand alone management service agreements. Leasing and brokerage commissions are recognized pursuant to the terms of the stand alone agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of the fees is reasonably assured. Fees relating to the purchase or sale of property are recognized when the earnings process is complete and collection of the fees is reasonably assured, which usually occurs at closing. All fees on Company-owned properties and consolidated joint ventures are eliminated in consolidation. The portion of fees earned on unconsolidated joint ventures attributable to Parkway's ownership interest is eliminated in consolidation.

Acquired Real Estate Assets

Parkway accounts for its acquisitions of real estate in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). Parkway allocates the purchase price of real estate to tangible and intangible assets and liabilities based on fair values. Tangible assets consist of land, building, garage, building improvements and tenant improvements. Intangible assets and liabilities consist of the value of above and below market leases, lease costs, the value of in-place leases, customer relationships and any value attributable to above or below market debt assumed with the acquisition.

The Company may engage independent third-party appraisers to perform the valuations used to determine the fair value of these identifiable tangible and intangible assets. These valuations and appraisals use commonly employed valuation techniques, such as discounted cash flow analyses. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. Parkway also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on specific local market conditions and depending on the type of property acquired. Additionally, Parkway estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The fair value of above or below market in-place lease values is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease. The capitalized above market lease values are amortized as a reduction of rental income over the remaining non-cancelable term of the respective leases. The capitalized below market lease values are amortized as an increase to rental income over the remaining non-cancelable term of the respective leases. Total amortization for above and below market leases was a net reduction of rental income of $1.6 million, $2 million and $139,000 for the years ending December 31, 2006, 2005 and 2004, respectively.

Amortization of above and below market leases is projected as an increase (decrease) to rental income as follows for the next five years (in thousands):

	Amount
2007	$(1,821)
2008	(904)
2009	(340)
2010	(53)
2011	42

The fair value of customer relationships represents the quantifiable benefits related to developing a relationship with the current customer. Examples of these benefits would be growth prospects for developing new business with the existing customer, the ability to attract similar customers to the building, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement or management's expectation for renewal), among other factors. Management believes that there would typically be little value associated with customer relationships that is in excess of the value of the in-place lease and their typical renewal rates. Any value assigned to customer relationships is amortized over the remaining terms of the respective leases plus any expected renewal periods as a lease cost amortization expense. Currently, the Company has no value assigned to customer relationships.

The fair value of at market in-place leases is the present value associated with re-leasing the in-place lease as if the property was vacant. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. The value of at market in-place leases is amortized as a lease cost amortization expense over the expected life of the lease, including expected renewals. Total amortization expense for the value of in-place leases was $8.4 million, $5.5 million and $2.4 million for the years ending December 31, 2006, 2005 and 2004, respectively.

Amortization expense for the value of in-place leases is projected as follows for the next five years (in thousands):

	Amount
2007	$7,205
2008	7,193
2009	7,058
2010	6,505
2011	6,061

A separate component of the fair value of in-place leases is identified for the lease costs. The fair value of lease costs represents the estimated commissions and legal fees paid in connection with the current leases in place. Lease costs are amortized over the non-cancelable terms of the respective leases as lease cost amortization expense.

In no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a customer terminate its lease, the unamortized portion of the tenant improvement, in-place lease value, lease cost and customer relationship intangibles would be charged to expense. Additionally, the unamortized portion of above market in-place leases would be recorded as a reduction to rental income and the below market in-place lease value would be recorded as an increase to rental income.

Amortization

Debt origination costs are deferred and amortized using a method that approximates the interest method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the respective lease.

Early Extinguishment of Debt

When outstanding debt is extinguished, the Company records any prepayment premium and unamortized loan costs to expense.

Derivative Financial Instruments

The Company follows SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and recognizes all derivative instruments on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The ineffective portion of the hedge, if any, is immediately recognized in earnings.

Share Based Compensation

On January 1, 2006, Parkway adopted FASB Statement No. 123R, "Share-Based Payment" ("FAS 123R") using the modified-prospective transition method. In the past the Company had granted stock options for a fixed number of shares to employees and directors with an exercise price equal to or above the fair value of the shares at the date of grant. However, no stock options have been granted to employees since 2002 or to directors since 2003. Currently, Parkway has elected to grant restricted shares and deferred incentive share units instead of stock options. Therefore, the adoption of FAS 123R has not had a material impact on income from continuing operations, net income, cash flow from operations, cash flow from financing activities or basic and diluted earnings per share.

Effective January 1, 2003, the stockholders of the Company approved Parkway's 2003 Equity Incentive Plan (the "2003 Plan") that authorized the grant of up to 200,000 equity based awards to employees of the Company. At present, it is Parkway's intention to grant restricted shares and/or deferred incentive share units instead of stock options. Restricted shares and deferred incentive share units are valued based on the New York Stock Exchange closing market price of Parkway common shares (NYSE ticker symbol, PKY) as of the date of grant. Parkway considers the grant date to be the same date on which shares are approved by the Board of Directors. Compensation expense is recognized over the expected vesting period, which is four to seven years from grant date for restricted shares and four years from grant date for deferred incentive share units. The effect of estimated forfeitures is included in the Company's calculation of compensation expense related to restricted shares and deferred incentive units.

In 2006 certain restricted shares were granted to officers of the Company where vesting is contingent upon achieving the cumulative goals of the GEAR UP Plan, which began January 1, 2006 and ends December 31, 2008. Compensation expense will not be recorded on the shares that vest based on performance conditions until the Company determines that it is probable that the goal will be achieved. Therefore, no expense has been recorded in 2006 for these shares.

Restricted shares and deferred incentive share units are forfeited if an employee leaves the Company before the vesting date. Shares and/or units that are forfeited become available for future grant under the 2003 Plan.

Income Taxes

Effective January 1, 1997, the Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code of 1986, as amended. The Company completed its reorganization into the UPREIT (Umbrella Partnership REIT) structure effective January 1, 1998. The Company anticipates that the UPREIT structure will enable it to pursue additional investment opportunities by having the ability to offer tax-advantaged operating partnership units to property owners in exchange for properties.

A corporate REIT is a legal entity that holds real estate assets, and through distributions to stockholders, is exempt from the payment of Federal income taxes at the corporate level. To maintain qualification as a REIT, the Company is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to stockholders at least 90% of its annual taxable income.

Net Income Per Common Share

Basic earnings per share ("EPS") are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. In arriving at income available to common stockholders, preferred stock dividends are deducted. Diluted EPS reflects the potential dilution that could occur if dilutive operating partnership units, dilutive employee stock options, deferred incentive share units and warrants and dilutive 8.34% Series B cumulative convertible preferred stock were exercised or converted into common stock that then shared in the earnings of Parkway.

The computation of diluted EPS is as follows:

	Year Ended December 31		
	2006	2005	2004
	(in thousands, except per share data)		
Numerator:			
Basic and diluted net income available to common stockholders	$19,109	$13,661	$19,529
Denominator:			
Basic weighted average shares	14,306	14,065	11,270
Effect of employee stock options, deferred incentive share units and warrants	181	168	208
Diluted weighted average shares	14,487	14,233	11,478
Diluted earnings per share	$ 1.32	$ 0.96	$ 1.70

The computation of diluted EPS did not assume the conversion of the 8.34% Series B cumulative convertible preferred stock because their inclusion would have been anti-dilutive.

Reclassifications

Certain reclassifications have been made in the 2005 and 2004 consolidated financial statements to conform to the 2006 classifications with no impact on previously reported net income or stockholders' equity. The adjustments relate to reclassification of all current and prior period income for properties designated as discontinued operations in 2006 (See Note F – Discontinued Operations).

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 becomes effective on January 1, 2007. The Company expects that the adoption of FIN 48 on January 1, 2007, will have little or no impact on its overall financial position or results of operation.

Unaudited Statistical Information

The square feet and percentage leased statistics presented in Notes B, C and F are unaudited.

NOTE B - INVESTMENT IN OFFICE AND PARKING PROPERTIES

Included in investment in office and parking properties at December 31, 2006 are 60 office and parking properties located in nine states with an aggregate of 12.3 million square feet of leasable space. This excludes office properties in unconsolidated joint ventures, which are outlined in Note C – Investment in Unconsolidated Joint Ventures. The contract purchase price, excluding closing costs and other adjustments, of office properties acquired during the year ended December 31, 2006 is as follows:

Market Location	Cost (in thousands)
Chicago, Illinois	$226,250
Atlanta, Georgia	93,350
Memphis, Tennessee	39,500
Jacksonville, Florida	24,000
	$383,100

The Company's acquisitions are accounted for by the purchase method. The results of each acquired property are included in the Company's results of operations from their respective purchase dates.

Summary of Acquisitions

On March 7, 2006, Parkway, through affiliated entities, purchased for $1.4 million the limited partner's interest in Moore Building Associates, LP ("MBALP"), which owns the Toyota Center in downtown Memphis, Tennessee. This raises Parkway's total effective ownership interest in MBALP to 75.025%. MBALP was previously consolidated based on the guidance set forth in FIN 46R. Parkway will continue to include MBALP in its consolidated financial statements as the acquisition is accounted for by the purchase method.

The discretionary fund (the Fund) with Ohio Public Employee Retirement System (Ohio PERS), of which Parkway owns 25%, purchased assets in Jacksonville, Florida; Memphis, Tennessee; Atlanta, Georgia and suburban Chicago, Illinois during 2006. In accordance with GAAP, the Fund has been included in the consolidated financial statements of Parkway since Parkway is the sole general partner and has authority to make major decisions on behalf of the Fund, thereby giving Parkway a controlling interest. The assets are described below.

- On May 15, 2006, the Fund purchased a two-building office portfolio in Jacksonville, Florida. The two properties, BellSouth Building and Centurion Centre, total 180,000 square feet, and were acquired for a combined purchase price of $24 million. The purchase was funded with a $14.4 million first mortgage placement by the Fund and with equity contributions from the partners.

- On December 1, 2006, the Fund purchased for $28.25 million Chatham Centre, a 206,000 square foot office building in Schaumburg, Illinois. The purchase was funded with a $17.1 million first mortgage placement by the Fund and with equity contributions from the partners.

- On December 20, 2006, the Fund purchased for $38.1 million Renaissance Center, a 190,000 square foot office building in Memphis, Tennessee. The purchase was funded with the assumption of an existing $17.2 million first mortgage and equity contributions from the partners.

- On December 27, 2006, the Fund purchased for $44.65 million Overlook II, a 262,000 square foot office property in Atlanta, Georgia. The purchase was funded with equity contributions from the partners.

- On December 27, 2006, the Fund purchased for $48.7 million a two-building office portfolio in Atlanta, Georgia. The two properties, 100 Ashford Center and Peachtree Ridge, total 313,000 square feet. The purchase was funded with the assumption of an existing $30.9 million first mortgage and equity contributions from the partners.

On July 11, 2006, the Company purchased One Illinois Center, located at 111 E. Wacker Drive in Chicago, Illinois for $198 million plus $1.6 million in closing costs and transfer taxes and less $8.6 million received from the seller related to committed leasing costs and improvements. The purchase was funded by a 10-year, $148.5 million non-recourse first mortgage. The loan bears interest at a fixed rate of 6.29%, with interest only payments for five years and principal payments based on a 30-year amortization thereafter. Additional purchase funding was provided by a $33.7 million secured recourse mezzanine loan with a six-month term at a interest rate of LIBOR plus 130 basis points, proceeds from the recent sale of Viad Corporate Center in Phoenix and amounts drawn under existing lines of credit.

The following table summarizes the fair value of the assets acquired and liabilities assumed with the One Illinois Purchase (in thousands)

Real estate investments:	
Land	$ 23,285
Building	122,843
Tenant improvements	24,837
Total real estate investments acquired	170,965
Rents receivable and other assets	6,924
Lease costs	8,572
Intangible assets:	
Above-market leases	4,758
Lease in place value	16,480
Total assets acquired	$ 207,699
Liabilities assumed:	
Accounts payable and other liabilities	$ 2,988
Below-market leases	4,999
Total liabilities assumed	$ 7,987
Net assets acquired	$ 199,712

The weighted average amortization period is four years for tenant improvements, lease costs and above and below market leases and ten years for lease in place value.

The unaudited pro forma effect on the Company's results of operations for the One Illinois Center purchase as if the purchase had occurred on January 1, 2005 is as follows (in thousands, except per share data):

	Year Ended December 31	
	2006	2005
Revenues	$ 225,420	$ 209,521
Net income available to common stockholders	$ 10,199	$ (3,162)
Basic earnings per share	$ 0.71	$ (0.22)
Diluted earnings per share	$ 0.70	$ (0.22)

The allocation of purchase price for Chatham Centre, Renaissance Center, Overlook II, 100 Ashford Center and Peachtree Ridge is preliminary pending completion of the valuation of tangible and intangible assets. The preliminary amount of purchase price allocated to intangible assets and (liabilities) and weighted average amortization period for each class of asset or liability is as follows for 2006 office property acquisitions (in thousands):

	Amount	Weighted Average Life
Lease in place value	$27,248	9
Above market leases	6,869	4
Below market leases	(9,412)	7

Summary of Dispositions

On August 2, 2006, the Company sold the Central Station building, a 133,000 square foot office property, located in St. Petersburg, Florida for $15 million. Parkway recognized a gain on the sale of $211,000 in 2006. In accordance with GAAP, the gain on the sale and income from Central Station has been classified as discontinued operations for all current and prior periods.

On November 29, 2006, the Company sold Richmond Centre, a 92,000 square foot office building in Houston, Texas for $6.9 million. The Company recorded a gain on the sale of $2 million in 2006. In accordance with GAAP, the gain on the sale and income from Richmond Centre has been classified as discontinued operations for all current and prior periods.

On December 7, 2006, the Company sold Ashford II, a 59,000 square foot office building in Houston, Texas for $5.25 million. The Company recorded a gain on the sale of $2.9 million in 2006. In accordance with GAAP, the gain on the sale and income from Ashford II has been classified as discontinued operations for all current and prior periods.

On December 14, 2006, the Company sold a three-building portfolio in Atlanta, Georgia for a combined sales price of $17.2 million. The three properties, Hightower Centre, Pavilion Center and Roswell North, total 181,000 square feet. The Company recorded a gain on the sale of $1.6 million in 2006.

On December 20, 2006, the Company sold Charlotte Park, a 187,000 square foot office park in Charlotte, North Carolina for a sales price of $18.8 million. The Company recorded a gain on the sale of $2.6 million in 2006.

Contractual Obligations and Minimum Rental Receipts

Purchase obligations for tenant improvement allowances for leases in place and commitments for building improvements as of December 31, 2006 are as follows (in thousands):

2007	$6,201
2008	21
2009	295
2010	9
2011	344
Total	$6,870

Minimum future operating lease payments for various equipment leased at the office properties is as follows for operating leases in place as of December 31, 2006 (in thousands):

2007	$ 452
2008	240
Total	$ 692

The following is a schedule by year of future approximate minimum rental receipts under noncancelable leases for office buildings owned as of December 31, 2006 (in thousands):

2007	$185,079
2008	164,222
2009	140,227
2010	113,231
2011	90,595
Thereafter	208,081
	$901,435

NOTE C - INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

In addition to the 60 office and parking properties included in the consolidated financial statements, the Company is also invested in four unconsolidated joint ventures with unrelated investors. These investments are accounted for using the equity method of accounting, as Parkway does not control any of these joint ventures. Accordingly, the assets and liabilities of the joint ventures are not included on Parkway's consolidated balance sheets as of December 31, 2006 and 2005. Information relating to these unconsolidated joint ventures is detailed below (in thousands).

Joint Venture Entity	Property Name	Location	Parkway's Ownership %	Square Feet	Percentage Leased
Wink-Parkway Partnership	Wink Building	New Orleans, LA	50.0%	32	100.0%
Parkway Joint Venture, LLC ("Jackson JV")	UBS/River Oaks	Jackson, MS	20.0%	167	91.0%
RubiconPark I, LLC ("Rubicon JV")	Lakewood/Falls Pointe	Atlanta, GA	20.0%	551	98.0%
	Carmel Crossing	Charlotte, NC			
RubiconPark II, LLC ("Maitland JV")	Maitland 200	Orlando, FL	20.0%	203	93.2%
				953	95.8%

Cash distributions from unconsolidated joint ventures are made to each partner based on their percentage of ownership in each entity. Cash distributions made to partners in joint ventures where the percentage of debt assumed is disproportionate to the ownership percentage in the venture is distributed based on each partner's share of cash available for distribution before debt service, based on their ownership percentage, less the partner's share of debt service based on the percentage of debt assumed by each partner.

Parkway provides management, construction and leasing services for all of the unconsolidated joint ventures except for the Wink-Parkway Partnership, and receives market based fees for these services. The portion of fees earned on unconsolidated joint ventures attributable to Parkway's ownership interest is eliminated in consolidation.

On June 23, 2006, the Company and its joint venture partner sold Viad Corporate Center in Phoenix, Arizona for $105.5 million. The buyer assumed the existing mortgage debt of $50 million in the sale. The Company received net cash proceeds of $15.4 million and recognized a gain of $13.6 million from the sale. In addition to the gain, the Company recognized management and incentive fees of $4.2 million as a result of the economic returns generated over the life of the Viad Joint Venture. The additional incentive and management fees were recorded at the closing of the sale of Viad, at which time the fees were earned. Parkway also incurred $325,000 in costs associated with the loan transfer.

Balance sheet information for the unconsolidated joint ventures is summarized below as of December 31, 2006 and December 31, 2005 (in thousands):

Balance Sheet Information (unaudited)

	December 31, 2006					
	Viad JV	Wink Partnership	Jackson JV	Rubicon JV	Maitland JV	Combined Total
Unconsolidated Joint Ventures (at 100%):						
Real Estate, Net	$ -	$ 1,214	$ 16,431	$ 68,053	$ 28,980	$ 114,678
Other Assets	190	256	1,083	6,355	663	8,547
Total Assets	190	$ 1,470	$ 17,514	$ 74,408	$ 29,643	$ 123,225
Mortgage Debt	$ -	$ 275	$ 12,600	$ 52,000	$ 19,061	$ 83,936
Other Liabilities	26	113	493	1,333	489	2,454
Partners'/Shareholders' Equity	164	1,082	4,421	21,075	10,093	36,835
Total Liabilities and Partners'/Shareholders' Equity	$ 190	$ 1,470	$ 17,514	$ 74,408	$ 29,643	$ 123,225
Unconsolidated Joint Ventures:						
Real Estate, Net	$ -	$ 607	$ 3,286	$ 13,611	$ 5,796	$ 23,300
Mortgage Debt	$ -	$ 137	$ 2,520	$ 7,200	$ -	$ 9,857
Net Investment in Joint Ventures	$ -	$ 541	$ (150)	$ 5,676	$ 5,112	$ 11,179

	December 31, 2005					
	Viad JV	Wink Partnership	Jackson JV	Rubicon JV	Maitland JV	Combined Total
Unconsolidated Joint Ventures (at 100%):						
Real Estate, Net	$ 58,247	$ 1,237	$ 16,728	$ 68,792	$ 29,408	$ 174,412
Other Assets	7,240	169	1,247	6,933	519	16,108
Total Assets	$ 65,487	$ 1,406	$ 17,975	$ 75,725	$ 29,927	$ 190,520
Mortgage Debt	$ 50,000	$ 366	$ 12,600	$ 52,000	$ 19,275	$ 134,241
Other Liabilities	1,783	4	568	1,921	720	4,996
Partners'/Shareholders' Equity	13,704	1,036	4,807	21,804	9,932	51,283
Total Liabilities and Partners'/Shareholders' Equity	$ 65,487	$ 1,406	$ 17,975	$ 75,725	$ 29,927	$ 190,520
Parkway's Share of Unconsolidated Joint Ventures:						
Real Estate, Net	$ 17,474	$ 618	$ 3,346	$ 13,758	$ 5,882	$ 41,078
Mortgage Debt	$ 15,000	$ 183	$ 2,520	$ 7,200	$ -	$ 24,903
Net Investment in Joint Ventures	$ 2,236	$ 518	$ (74)	$ 5,157	$ 5,105	$ 12,942

Income statement information for the unconsolidated joint ventures is summarized below for the years ended December 31, 2006 and 2005 (in thousands):

Results of Operations (unaudited)

	Year Ended December 31, 2006						
	233 North Michigan	Viad JV	Wink Partnership	Jackson JV	Rubicon JV	Maitland JV	Combined Total
Unconsolidated Joint Ventures (at 100%):							
Revenues	$ -	$ 5,835	$ 333	$ 2,664	$ 9,923	$ 4,332	$ 23,087
Operating Expenses	-	(2,968)	(153)	(1,307)	(3,803)	(1,790)	(10,021)
Net Operating Income	-	2,867	180	1,357	6,120	2,542	13,066
Interest Expense	-	(2,413)	(28)	(736)	(2,566)	(843)	(6,586)
Loan Cost Amortization	-	(457)	(3)	(4)	(62)	(14)	(540)
Depreciation and Amortization	-	(717)	(23)	(535)	(1,791)	(614)	(3,680)
Income (Loss) Before Gain on Sale of Real Estate	-	(720)	126	82	1,701	1,071	2,260
Gain on Sale of Real Estate	-	42,693	-	-	-	-	42,693
Net Income	$ -	$ 41,973	$ 126	$ 82	$ 1,701	$ 1,071	$ 44,953
Parkway's Share of Unconsolidated Joint Ventures:							
Income (Loss) Before Gain on Sale of Real Estate	$ -	$ (217)	$ 63	$ 17	$ 502	$ 386	$ 751
Gain on Sale of Real Estate	-	13,584	-	-	-	-	13,584
Net Income	$ -	$ 13,367	$ 63	$ 17	$ 502	$ 386	$ 14,335
Depreciation and Amortization	$ -	$ 216	$ 12	$ 106	$ 358	$ 123	$ 815
Property Management Fees	$ -	$ 718	$ -	$ 155	$ 513	$ 140	$ 1,526
Promote Fee	$ -	$ 3,861	$ -	$ -	$ -	$ -	$ 3,861
Interest Expense	$ -	$ 499	$ 14	$ 145	$ 357	$ -	$ 1,015
Interest Expense – Prepayment	-	225	-	-	-	-	225
Total Interest Expense	$ -	$ 724	$ 14	$ 145	$ 357	$ -	$ 1,240
Loan Cost Amortization	$ -	$ 138	$ 1	$ 1	$ 8	$ -	$ 148
Other Supplemental Information:							
Distributions from Unconsolidated Joint Ventures	$ -	$ 15,702	$ 40	$ 92	$ 517	$ 378	$ 16,729

	Year Ended December 31, 2005						
	233 North Michigan	Viad JV	Wink Partnership	Jackson JV	Rubicon JV	Maitland JV	Combined Total
Unconsolidated Joint Ventures (at 100%):							
Revenues	$ 1,134	$ 11,739	$ 303	$ 2,781	$ 9,821	$ 2,361	$ 28,139
Operating Expenses	(619)	(4,934)	(86)	(1,304)	(3,749)	(990)	(11,682)
Net Operating Income	515	6,805	217	1,477	6,072	1,371	16,457
Interest Expense	(252)	(2,705)	(35)	(699)	(2,566)	(458)	(6,715)
Loan Cost Amortization	(4)	(318)	(3)	(47)	(62)	(7)	(441)
Depreciation and Amortization	(205)	(1,772)	(23)	(447)	(1,508)	(303)	(4,258)
Preferred Distributions	(69)	-	-	-	-	-	(69)
Net Income (Loss)	$ (15)	$ 2,010	$ 156	$ 284	$ 1,936	$ 603	$ 4,974
Parkway's Share of Unconsolidated Joint Ventures:							
Net Income (Loss)	$ (5)	$ 602	$ 78	$ 57	$ 550	$ 214	$ 1,496
Depreciation and Amortization	$ 62	$ 531	$ 12	$ 89	$ 302	$ 61	$ 1,057
Property Management Fees	$ 76	$ 385	$ -	$ 208	$ 359	$ 64	$ 1,092
Interest Expense	$ 75	$ 812	$ 18	$ 138	$ 357	$ -	$ 1,400
Loan Cost Amortization	$ 1	$ 96	$ 1	$ 9	$ 8	$ -	$ 115
Preferred Distributions	$ 21	$ -	$ -	$ -	$ -	$ -	$ 21
Other Supplemental Information:							
Distributions from Unconsolidated Joint Ventures	$ 64	$ 2,754	$ 40	$ 150	$ 1,259	$ 165	$ 4,432

In most cases the Company's share of debt related to its unconsolidated joint ventures is the same as its ownership percentage in the venture. However, in the case of the Rubicon Joint Venture and Maitland Joint Venture, the Company's share of debt is disproportionate to its ownership percentage. The disproportionate debt structure was created to meet the Company's partner's financing criteria. In the Rubicon Joint Venture, Parkway owns a 20% interest in the venture but assumed 13.85% of the debt. In the Maitland Joint Venture, the Company owns a 20% interest in the venture and assumed none of the debt. The terms related to Parkway's share of unconsolidated joint venture mortgage debt are summarized below for December 31, 2006 and 2005 (in thousands):

Parkway's Share of Unconsolidated Joint Ventures' Debt (unaudited)

Description	Type of Debt Service	Interest Rate	Maturity	Parkway's Share of Debt	Monthly Debt Service	Loan Balance 12/31/06	Loan Balance 12/31/05
Mortgage Notes Payable:							
Viad JV	Interest Only	LIBOR + 2.150%	05/12/07	30.00%	$ -	$ -	$15,000
Wink Partnership	Amortizing	8.625%	07/01/09	50.00%	5	137	183
Maitland JV	Interest Only	4.390%	06/01/11	0.00%	-	-	-
Rubicon JV	Interest Only	4.865%	01/01/12	13.85%	30	7,200	7,200
Jackson JV	Interest Only	5.840%	07/01/15	20.00%	12	2,520	2,520
					$ 47	$ 9,857	$24,903
Weighted Average Interest Rate at End of Year						5.167%	5.838%

Parkway's share of the scheduled principal payments on mortgage debt for the unconsolidated joint ventures for each of the next five years and thereafter through maturity as of December 31, 2006 are as follows (in thousands) (unaudited):

Schedule of Mortgage Maturities by Year:	Wink Partnership	Maitland JV	Rubicon JV	Jackson JV	Total
2007	$ 50	$ -	$ -	$ -	$ 50
2008	54	-	-	-	54
2009	33	-	100	13	146
2010	-	-	114	33	147
2011	-	-	119	35	154
Thereafter	-	-	6,867	2,439	9,306
	$ 137	$ -	$7,200	$2,520	$9,857

Note D – Land Available for Sale

At December 31, 2006, Parkway's investment in land available for sale consisted of 12 acres of land in New Orleans, Louisiana with a book value of $1.5 million or .1% of total assets.

Note E - Notes Payable

Notes Payable to Banks

At December 31, 2006, the Company had a total of $153.2 million outstanding under the following lines of credit (in thousands):

Line of Credit	Lender	Interest Rate	Maturity	Outstanding Balance
$9 Million Unsecured Line of Credit	Trustmark National Bank	6.7%	12/07/07	$ 9,000
$15 Million Unsecured Line of Credit	PNC Bank	6.6%	01/29/07	6,144
$140 Million Unsecured Line of Credit	Wachovia Bank	6.6%	04/27/10	77,168
$60 Million Unsecured Term Loan (1)	Wachovia Bank	5.6%	04/27/11	60,000
		6.3%		$ 152,312

(1) The interest rate on the $60 Million Term Loan represents the weighted average interest rate of two interest rate swaps that expire 12/31/08.

On April 27, 2006 the Company closed a new $200 million unsecured credit facility (the "$200 million line") led by Wachovia Bank and syndicated to nine other banks. The $200 million line replaces the previous $190 million unsecured revolving credit facility, which was to mature February 2007. The new facility is comprised of a $60 million term loan maturing in April 2011 and a $140 million revolving loan maturing in April 2010. The interest rate on the $200 million line is based on LIBOR plus 80 to 130 basis points, depending upon overall Company leverage with the current rate set at 130 basis points. The Company paid a facility fee of $200,000 (10 basis points) and origination fees of $688,000 (34.4 basis points) upon closing of the loan agreement. Additionally, the Company pays an annual administration fee of $35,000 and fees on the unused portion of the revolver ranging between 12.5 and 20 basis points based upon overall Company leverage with the current rate set at 12.5 basis points.

The Company's $200 million unsecured credit facility requires compliance with a number of restrictive financial covenants, including tangible net worth, fixed charge coverage ratio, unencumbered interest coverage ratio, total debt to total asset ratio, secured debt to total asset value ratio, secured recourse debt to total asset value ratio and unencumbered pool restrictions. As of December 31, 2006 the Company was in compliance with these financial covenants.

The $15 million line matures January 29, 2008, is unsecured and is expected to fund the daily cash requirements of the Company's treasury management system. The $15 million line has a current interest rate equal to the 30-day LIBOR rate plus 130 basis points. Under the $15 million line, the Company does not pay annual administration fees or fees on the unused portion of the line.

The $9 million line with Trustmark National Bank is interest only, has a current interest rate equal to the 30-day LIBOR rate plus 132.5 basis points and matures December 7, 2007. The proceeds of the loan were used to finance the construction of the City Centre Garage, which was completed in 2005.

To protect against the potential for rapidly rising interest rates, the Company entered into interest rate swap agreements in 2005 and 2004. The Company designated the swaps as cash flow hedges of the variable interest rates on the Company's borrowings under the $200 million line. These swaps are considered to be fully effective and changes in the fair value of the swaps are recognized in accumulated other comprehensive income. The Company's interest rate hedge contracts as of December 31, 2006 and 2005 are summarized as follows (in thousands):

Type of Hedge	Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Market Value December 31 2006	Fair Market Value December 31 2005
Swap	$40,000	06/30/06	1- Month LIBOR	3.530%	$ -	$ 245
Swap	$40,000	12/31/08	1- Month LIBOR	4.360%	525	426
Swap	$20,000	12/31/08	1- Month LIBOR	4.245%	307	234
					$ 832	$ 905

Mortgage notes payable

A summary of fixed rate mortgage notes payable at December 31, 2006 and 2005 which are non-recourse to the Company, is as follows (in thousands):

Office Property	Interest Rate	Monthly Payment	Maturity Date	Carrying Amount of Collateral	Note Balance December 31 2006	Note Balance December 31 2005
Citrus Center	6.000%	$ 164	08/01/07	$ 33,238	$ 18,164	$ 19,011
Capital City Plaza	3.670%	298	09/01/08	60,040	44,167	46,065
John Hancock Facility (3 properties)	4.830%	138	03/01/09	28,380	23,006	23,536
John Hancock Facility (3 properties)	5.270%	112	05/01/10	22,422	18,581	18,800
Moore Building Associates LP	7.895%	124	06/01/10	19,943	12,517	12,988
Capitol Center	8.180%	165	09/01/10	34,811	18,910	19,320
One Jackson Place	7.850%	152	10/10/10	16,293	11,609	12,487
Squaw Peak	4.920%	261	12/01/10	42,134	36,693	37,981
Forum I	5.250%	91	06/01/11	17,959	12,192	12,630
Wells Fargo	4.390%	53	07/01/11	11,903	9,567	9,675
233 N. Michigan	4.940%	763	07/11/11	162,890	104,374	108,272
400 North Belt	8.250%	65	08/01/11	10,221	2,990	3,506
Woodbranch	8.250%	32	08/01/11	4,201	1,440	1,688
Bank of America Plaza	7.100%	146	05/10/12	33,456	18,840	19,237
Renaissance Center (3)	5.469%	97	06/01/12	34,054	17,015	-
One Park 10 Plaza	7.100%	64	06/01/12	6,213	9,092	9,201
Maitland 100	4.920%	36	10/07/12	13,637	8,820	8,820
555 Winderley Place	4.920%	34	10/07/12	12,476	8,340	8,340
First Tennessee Plaza	7.170%	136	12/15/12	27,958	7,954	8,978
Teachers Insurance and Annuity Association (5 properties)	6.210%	565	01/01/16	107,436	84,644	86,000
100 Ashford Center/Peachtree Ridge (5)	5.606%	151	01/08/16	44,439	31,073	-
BellSouth Building/Centurion Centre (1)	5.900%	71	06/10/16	21,925	14,400	-
111 East Wacker, LLC (2)	6.290%	804	07/11/16	167,255	148,500	-
Chatham Centre (4)	5.560%	79	01/10/17	25,994	17,100	-
Morgan Keegan Tower	7.620%	163	10/01/19	29,203	16,024	16,735
		$4,764		$988,481	$696,012	$483,270

(1) On May 19, 2006, the Fund placed a $14.4 million 10-year non-recourse mortgage at a fixed interest rate of 5.90% in connection with the purchase of the BellSouth Building and Centurion Centre. Payments during the first five years of the mortgage term will be on an interest-only basis. Parkway's proportionate share of this mortgage is 25%.

(2) On July 11, 2006, Parkway purchased One Illinois Center, located at 111 East Wacker Drive in Chicago, Illinois. The purchase was funded by a 10-year, $148.5 million non-recourse first mortgage. The loan bears interest at a fixed rate of 6.29%, with interest only payments for five years and principal payments based on a 30-year amortization thereafter.

(3) The Renaissance Centre mortgage in the amount of $17.2 million was assumed by the Fund with the purchase of the building on December 20, 2006. The mortgage, which has a stated rate of 5.23%, was recorded at $17 million to reflect the fair value of the financial instrument based on the rate of 5.469% on the date of purchase. Parkway's proportionate share of this mortgage is 25%.

(4) In connection with the purchase of Chatham Centre, on December 22, 2006, the Fund placed a $17.1 million 10-year non-recourse mortgage at a fixed interest rate of 5.56%. Payments during the term of the mortgage term will be on an interest-only basis. Parkway's proportionate share of this mortgage is 25%.

(5) The 100 Ashford Center and Peachtree Ridge mortgage in the amount of $30.9 million was assumed by the Fund with the purchase of the buildings on December 27, 2006. The mortgage, which has a stated rate of 5.68%, was recorded at $31.1 million to reflect the fair value of the financial instrument based on the rate of 5.606% on the date of purchase. Parkway's proportionate share of this mortgage is 25%.

The aggregate annual maturities of mortgage notes payable at December 31, 2006 are as follows (in thousands):

2007	$ 34,159
2008	57,120
2009	37,471
2010	98,840
2011	113,129
Subsequently	355,293
	$696,012

In connection with the purchase of Overlook II, on February 9, 2007, the Fund placed a $31.5 million 10-year non-recourse mortgage at a rate of 5.61%. Payments during the term of the mortgage will be on an interest-only basis. Parkway's proportionate share of this mortgage is 25%.

On February 26, 2007, the Company paid off the $18.2 million Citrus Center mortgage note with advances under bank lines of credit.

Note F - Discontinued Operations

All current and prior period income from the following office property dispositions are included in discontinued operations for the years ended December 31, 2006, 2005 and 2004 (in thousands).

Office Property	Location	Square Feet	Date of Sale	Gross Sales Price	Net Book Value of Real Estate	Gain (Loss) on Sale
The Park on Camelback	Phoenix, Arizona	102	09/09/05	$ 17,500	$ 12,526	$ 4,419
250 Commonwealth	Greenville, South Carolina	46	09/14/05	4,020	4,104	(238)
2005 Dispositions		148		$ 21,520	$ 16,630	$ 4,181
Central Station Building	St. Petersburg, Florida	133	08/02/06	$ 15,000	$ 14,338	$ 211
Richmond Centre	Houston, Texas	92	11/29/06	6,906	4,551	2,018
Ashford II	Houston, Texas	59	12/07/06	5,250	2,185	2,854
2006 Dispositions		284		$ 27,156	$ 21,074	$ 5,083

The Company made a decision to sell the above assets because the properties are smaller assets or located in smaller markets that do not fit with the Company's strategy of owning larger assets in institutional markets.

The amount of revenue and expense for these five office properties reported in discontinued operations for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands):

	Year Ended December 31		
	2006	2005	2004
Revenues			
Income from office and parking properties	$ 3,043	$ 6,084	$ 7,678
	3,043	6,084	7,678
Expenses			
Office and parking properties:			
Operating expense	1,905	2,668	3,037
Depreciation and amortization	582	1,050	1,177
	2,487	3,718	4,214
Income from discontinued operations	556	2,366	3,464
Gain on sale of real estate from discontinued operations	5,083	4,181	-
Total discontinued operations	$ 5,639	$ 6,547	$ 3,464

NOTE G - INCOME TAXES

The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1997. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

In January 1998, the Company completed its reorganization into an umbrella partnership REIT ("UPREIT") structure under which substantially all of the Company's office building real estate assets are owned by an operating partnership, Parkway Properties LP (the "Operating Partnership"). Presently, substantially all interests in the Operating Partnership are owned by the Company and a wholly-owned subsidiary.

At December 31, 2006, the Company had net operating loss ("NOL") carryforwards for federal income tax purposes of $7 million which expire at various dates beginning in 2007 through 2018. The Company expects to utilize the remaining NOL by December 2007. The utilization of these NOLs can cause the Company to incur a small alternative minimum tax liability.

The Company's income differs for income tax and financial reporting purposes principally because real estate owned has a different basis for tax and financial reporting purposes, producing different gains upon disposition and different amounts of annual depreciation. The following reconciles GAAP net income to taxable income for the years ending December 31, 2006, 2005 and 2004 (in thousands):

	2006 Estimate	2005 Actual	2004 Actual
GAAP net income from REIT operations (1)	$25,682	$20,807	$29,515
GAAP to tax adjustments:			
Depreciation and amortization	15,209	16,086	8,623
Gains and losses from capital transactions	4,298	(2,684)	(1,504)
Share based compensation expense	863	533	783
Stock options exercised	(1,615)	(1,166)	(3,604)
Deferred compensation distributions	(466)	(351)	-
Other differences	38	(664)	(745)
Taxable income before adjustments	44,009	32,561	33,068
Less: NOL carryforward	(303)	-	-
Adjusted taxable income subject to 90% dividend requirement	$43,706	$32,561	$33,068

(1) GAAP net income from REIT operations is net of amounts attributable to minority interest.

The following reconciles cash dividends paid with the dividends paid deduction for the years ending December 31, 2006, 2005 and 2004 (in thousands):

	2006 Estimate	2005 Actual	2004 Actual
Cash distributions paid	$44,009	$43,502	$39,568
Less: Dividends on deferred compensation plan shares	(303)	(330)	(337)
Less: Return of capital	-	(10,611)	(6,163)
Dividends paid deduction	$43,706	$32,561	$33,068

The following characterizes distributions paid per common share for the years ending December 31, 2006, 2005 and 2004:

	2006		2005		2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$0.99	38.1%	$1.98	76.2%	$2.00	76.9%
Post May 5, 2003 capital gain	1.17	45.0%	0.13	5.0%	0.04	1.5%
Unrecaptured Section 1250 gain	0.44	16.9%	0.03	1.1%	0.14	5.4%
Return of capital	-	-	0.46	17.7%	0.42	16.2%
	$2.60	100.0%	$2.60	100.0%	$2.60	100.0%

Note H - Stock Option and Long-Term Compensation Plans

On January 1, 2006, Parkway adopted FASB Statement No. 123R, "Share-Based Payment" ("FAS 123R") using the modified-prospective transition method. In the past the Company had granted stock options for a fixed number of shares to employees and directors with an exercise price equal to or above the fair value of the shares at the date of grant. However, no stock options have been granted to employees since 2002 or to directors since 2003. Currently, Parkway has elected to grant restricted shares and deferred incentive share units instead of stock options. Therefore, the adoption of FAS 123R has not had a material impact on income from continuing operations, net income, cash flow from operations, cash flow from financing activities or basic and diluted earnings per share.

Effective January 1, 2003, the stockholders of the Company approved Parkway's 2003 Equity Incentive Plan ("the 2003 Plan") that authorized the grant of up to 200,000 equity based awards to employees of the Company. At present, it is Parkway's intention to grant restricted shares and/or deferred incentive share units instead of stock options to employees of the Company, although the 2003 Plan authorizes various forms of incentive awards, including options. On each July 1 beginning with July, 2004, the number of shares available under the plan will increase automatically by .25% of the number of shares of common stock outstanding on that date (increase of 35,370 and 35,256 shares in 2006 and 2005, respectively), provided that the number of shares available for grant under this plan and the 2001 Directors' Plan shall not exceed 11.5% of the shares outstanding (less the restricted shares issued and outstanding) plus shares issuable on the conversion of outstanding convertible debt and equity securities or the exercise of warrants or other rights to purchase common shares. The 2003 Plan has a ten-year term.

On June 27, 2006, the Board of Directors granted 67,500 restricted shares to officers of the Company. Half of the shares will vest four years from July 1, 2006. The remaining half will vest if Parkway achieves the strategic goals of the GEAR UP Plan, which will end December 31, 2008. The Company will record compensation expense for the shares that vest based solely on service conditions beginning July 1, 2006 over a four year period. Compensation expense will not be recorded on the shares that vest based on achievement of the GEAR UP Plan until the Company determines that it is probable that the goal will be achieved. Therefore, no expense has been recorded in 2006 for the shares that vest based on performance conditions.

On December 31, 2006, 188,500 shares of restricted stock have been granted to officers of the Company in connection with the VALUE² and GEAR UP Plans. The shares are valued at $7.3 million ($38.60 per share) with 121,000 shares vesting seven years from the grant date, 33,750 shares vesting on July 1, 2010 and the remaining 33,750 shares vesting upon achievement of the goals of the GEAR UP Plan. The value, including estimated forfeitures, of restricted shares that vest based on service conditions will be amortized to compensation expense ratably over the vesting period for each grant of stock. The value of restricted shares that vest based on performance conditions, in this case achievement of the GEAR UP Plan goals, will be amortized to expense over the applicable vesting period once the Company determines that it is probable that the goal will be achieved. As of December 31, 2006, 18,806 deferred incentive share units were granted to employees of the Company. The deferred incentive share units are valued at $871,000 ($46.33 per share) and the units vest at the end of four years. Compensation expense related to the restricted stock and deferred incentive units of $863,000, $533,000 and $783,000 was recognized in 2006, 2005 and 2004, respectively. Total compensation expense related to nonvested awards subject to service conditions not yet recognized was $3.8 million as of December 31, 2006. The weighted average period over which this expense is expected to be recognized is approximately 3.3 years. Total potential compensation associated with shares that vest based on performance conditions is $1.5 million.

On January 12, 2007, the Board of Directors approved the grant of 35,874 restricted shares to officers of the Company. The shares are valued at $1.9 million and 34,875 shares will vest four years from grant date and 999 shares will vest subject to achievement of the GEAR UP Plan, which will end December 31, 2008.

A summary of the Company's restricted stock and deferred incentive share unit activity under the 2003 Equity Incentive Plan is as follows:

	Restricted Shares	Weighted Average Price	Deferred Incentive Share Units	Weighted Average Price
Outstanding at December 31, 2003	142,000	$35.86	5,246	$44.84
Granted	1,500	46.72	5,875	46.72
Forfeited	-	-	(1,634)	45.02
Outstanding at December 31, 2004	143,500	35.97	9,487	35.97
Granted	500	50.57	6,145	44.61
Forfeited	(20,000)	35.19	(1,804)	45.90
Outstanding at December 31, 2005	124,000	36.16	13,828	45.38
Granted	67,500	43.03	8,255	47.78
Forfeited	(3,000)	37.11	(3,277)	45.98
Outstanding at December 31, 2006	188,500	$38.60	18,806	$46.33

Pro forma information regarding net income and net income per share is required by FAS 123R, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005 and 2004: risk-free interest of 4.3% and 4.5%, respectively; dividend yield of 5.55% and 5.71%, respectively; volatility factor of the expected market price of the Company's common stock of .196 and .194, respectively; and a weighted-average expected life of the options of five years for the 1994 Stock Option Plan in 2005 and 2004; five years for 2005 and 2004 for the 1991 Directors' Stock Option Plan; and five years for 2005 and 2004, for the 2001 Directors' Stock Option Plan. No options were granted during 2004, 2005 and 2006.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123R to stock-based employee compensation for the years ended December 31, 2005 and 2004 (in thousands, except per share amounts):

	Year Ended December 31	
	2005	2004
Net income available to common stockholders, as reported	$ 13,661	$ 19,529
Add: Stock based compensation expense included in reported net income	533	783
Deduct: Stock based compensation expense assuming fair value method for all awards	(641)	(1,032)
Pro forma net income available to common stockholders	$ 13,553	$ 19,280
Earnings per common share:		
Basic – as reported	$ 0.97	$ 1.73
Basic – pro forma	$ 0.96	$ 1.71
Diluted – as reported	$ 0.96	$ 1.70
Diluted – pro forma	$ 0.95	$ 1.68

A summary of the Company's stock option activity and related information is as follows:

	1994 Stock Option Plan		1991 Directors Stock Option Plan		2001 Directors Stock Option Plan	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at December 31, 2003	620,774	$ 29.52	43,500	$ 29.29	49,300	$ 37.05
Exercised	(206,155)	27.32	(6,000)	32.56	(4,000)	34.05
Forfeited	(21,262)	33.77	-	-	-	-
Outstanding at December 31, 2004	393,357	30.38	37,500	28.76	45,300	37.31
Exercised	(74,412)	27.97	(2,250)	10.17	-	-
Forfeited	(18,270)	34.72	-	-	-	-
Outstanding at December 31, 2005	300,675	30.72	35,250	29.95	45,300	37.31
Exercised	(104,865)	30.01	(2,250)	16.00	(6,000)	37.54
Forfeited	(4,339)	35.91	-	-	-	-
Outstanding at December 31, 2006	191,471	$ 30.99	33,000	$ 30.90	39,300	$ 37.28
Vested and Exercisable at December 31, 2006	191,471	$ 30.99	33,000	$ 30.90	39,300	$ 37.28

The total intrinsic value of stock options exercised for the year ended December 31, 2006, 2005, and 2004 was $1.7 million, $1.5 million and $3.9 million, respectively.

Following is a summary of the status of options outstanding at December 31, 2006:

	Outstanding and Exercisable Options			
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
1994 Stock Option Plan				
$25.01 - $30.00	28,120	1.4 years	$27.41	$ 500
$30.01 - $35.00	153,645	2.9 years	31.34	2,127
$35.01 - $40.00	9,706	5.9 years	35.81	91
	191,471	2.8 years	$30.99	$ 2,718
1991 Directors Stock Option Plan				
$25.01 - $30.00	10,500	2.8 years	$28.78	$ 172
$30.01 - $35.00	22,500	2.2 years	31.89	299
	33,000	2.4 years	$30.90	$ 471
2001 Directors Stock Option Plan				
$30.01 - $35.00	9,000	4.4 years	$30.70	$ 130
$35.01 - $40.00	23,800	6.0 years	37.90	173
$40.01 - $45.00	6,500	6.8 years	44.10	7
	39,300	5.8 years	$37.28	$ 310

Note I – Commitments and Contingencies

Legal Matters

Parkway is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. The Company believes that the final outcome of such matters will not have a material effect on our financial statements.

Commitments

Parkway has an investment in Moore Building Associates LP ("MBALP") established for the purpose of owning a commercial office building (the Toyota Center in Memphis, Tennessee). Parkway has a 75% ownership interest in MBALP and acts as the managing general partner of this partnership. In acting as the general partner, the Company is committed to providing additional funding to meet partnership operating deficits up to an aggregate of $1 million.

Standby Letters of Credit

In connection with the first-mortgage placed on One Illinois Center, located at 111 East Wacker Drive in Chicago, Illinois, the Company delivered $11.3 million in letters of credit to satisfy the various escrow requirements made by the lender. The letters of credit expire June 30, 2007.

Note J – Related Party Transactions

Matthew W. Kaplan, a director of the Company, is a Portfolio Manager for Five Arrows Realty Securities III LLC ("Five Arrows"), which owned 100% of the 803,499 shares of Series B Convertible Preferred stock at December 31, 2005. During 2006 Five Arrows elected to convert 803,499 shares of Series B Convertible Preferred stock to common stock. The balance of Series B Convertible Preferred stock was zero and $28.1 million at December 31, 2006 and 2005, respectively.

Note K – Other Matters

Through the Company's Dividend Reinvestment and Stock Purchase Plan ("DRIP Plan"), 8,329 common shares were sold during 2006. Net proceeds received on the issuance of shares were $407,000, which equates to an average net price per share of $48.87 at a discount of 1%. The proceeds were used to reduce amounts outstanding under the Company's unsecured lines of credit.

In 2001, the Company issued 2,142,857 shares of 8.34% Series B Cumulative Convertible Preferred stock to Five Arrows. Effective after December 31, 2002, the holder has the right to convert each share of Series B Convertible Preferred into a share of Parkway common stock. In addition to the issuance of Series B preferred stock, Parkway issued a warrant to Five Arrows to purchase 75,000 shares of the Company's common stock at a price of $35 for a period of seven years. During 2006, the 75,000 warrants to purchase common stock were exercised at $35 per share or a total or $2.6 million and 803,499 shares of Series B preferred stock were converted into an equal number of shares of common stock. As of December 31, 2006, there were no shares of Series B preferred stock authorized and outstanding. Dividends of $1.8 million and $2.3 million were declared on the stock in 2006 and 2005, respectively.

In connection with the Capital City Plaza purchase in 2004, the limited liability company that owns the building issued $15.5 million in preferred membership interests to the seller. The preferred membership interests pay the seller a 7% coupon rate and were issued to accommodate their tax planning needs. The seller has the right to redeem $5.5 million of the membership interests within six months of closing and $10 million of the membership interests within nine months of closing. Parkway has the right to retire the preferred interest 40 months after closing. During the third quarter in 2004, the seller redeemed $4.8 million of the preferred membership interests. As of December 31, 2006 and 2005, the balance of the subsidiary redeemable preferred interests was $10.7 million.

On May 4, 2006, the stockholders of the Company approved Parkway's 2006 Employee Stock Purchase Plan. The plan gives eligible directors and employees an opportunity to purchase Parkway common stock on a systematic basis at a 10% discount. The plan is accounted for as a compensatory plan, and the Company records the discount as compensation expense. During 2006, 262 shares were issued under the plan.

On December 18, 2006, the Company sold 600,000 shares of common stock to Banc of America Securities LLC at a gross offering price of $50.25 per share and a net price of $49.37 per share. The Company used the net proceeds of approximately $29.6 million to repay indebtedness outstanding under a $19.3 million mezzanine loan incurred in connection with the purchases of One Illinois Center and to purchase additional investments in office properties.

On February 9, 2006, the Board of Directors authorized the repurchase of up to 1 million shares of Parkway's outstanding common stock through August 2006. During 2006, the Company purchased 71,400 shares for $2.8 million, which equates to an average price of $39.41 per share under the authorization.

Supplemental Profit and Loss Information

Included in operating expenses are taxes, principally property taxes, of $29 million, $24.6 million and $15.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Supplemental Cash Flow Information and Schedule of Non-Cash Investing and Financing Activity

	Year Ended December 31		
	2006	2005	2004
	(In thousands)		
Supplemental cash flow information:			
Interest paid	$42,807	$ 33,374	$24,474
Income taxes paid (refunded)	13	(86)	(72)
Supplemental schedule of non-cash investing and financing activity:			
Mortgages assumed in purchases	47,795	124,530	88,677
Mortgage transferred to joint venture	-	(19,275)	-
Restricted shares and deferred incentive share units issued (forfeited)	1,585	(488)	271
Shares issued in lieu of Directors' fees	170	193	138
Issuance of subsidiary redeemable preferred membership interests	-	-	15,491

Rents Receivable and Other Assets

	December 31	
	2006	2005
	(In thousands)	
Rents receivable	$ 2,324	$ 2,473
Allowance for doubtful accounts	(356)	(450)
Straight line rent receivable	18,441	14,106
Other receivables	5,470	5,619
Lease costs (net of accumulated amortization of $16,583 and $12,246, respectively)	33,354	22,090
Loan costs (net of accumulated amortization of $2,861 and $2,695, respectively)	4,833	3,667
Escrow and other deposits	38,617	16,537
Prepaid items	1,897	3,104
Other assets	2,565	2,334
	$107,145	$69,480

Intangible Assets

The following table reflects the portion of the purchase price of office properties allocated to intangible assets in accordance with SFAS 141, as discussed in "Note A". The portion of purchase price allocated to below market lease value and the related accumulated amortization is reflected in the Schedule of Accounts Payable and Other Liabilities within this note.

	December 31	
	2006	2005
	(In thousands)	
Lease in place value	$ 76,507	$ 52,732
Accumulated amortization	(11,081)	(6,105)
Above market lease value	23,629	17,283
Accumulated amortization	(7,255)	(3,749)
	$ 81,800	$ 60,161

Accounts Payable and Other Liabilities

	December 31	
	2006	2005
	(In thousands)	
Office property payables:		
Accrued expenses and accounts payable	$ 17,531	$ 16,412
Accrued property taxes	24,756	17,614
Security deposits	3,951	3,371
Below market lease value	18,517	9,563
Accumulated amortization – below market lease value	(4,547)	(2,558)
Corporate payables	1,628	1,378
Deferred compensation plan liability	5,401	5,270
Dividends payable	1,200	1,787
Accrued payroll	1,337	1,639
Interest payable	2,885	2,152
	$ 72,659	$ 56,628

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying amounts for cash and cash equivalents approximated fair value at December 31, 2006 and 2005.

Mortgage loans

The fair value of the mortgage notes payable are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The aggregate fair value of the mortgage notes payable without recourse at December 31, 2006 was $707.2 million as compared to its carrying amount of $696 million. The aggregate fair value of the mortgage notes payable without recourse at December 31, 2005 was $494 million as compared to its carrying amount of $483.3 million.

NOTE M – SEGMENT INFORMATION

Parkway's primary business is the ownership and operation of office properties. The Company accounts for each office property or groups of related office properties as an individual operating segment. Parkway has aggregated its individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics.

The Company believes that the individual operating segments exhibit similar economic characteristics such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in the economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with Parkway's standard operating procedures. The range and type of customer uses of our properties is similar throughout our portfolio regardless of location or class of building and the needs and priorities of our customers do not vary from building to building. Therefore, Parkway's management responsibilities do not vary from location to location based on the size of the building, geographic location or class.

The management of the Company evaluates the performance of the reportable office segment based on funds from operations applicable to common shareholders ("FFO"). Management believes that funds from operations available to common shareholders ("FFO") is an appropriate measure of performance for equity REITs and computes this measure in accordance with the National Association of Real Estate Investment Trusts' ("NAREIT") definition of FFO. Funds from operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains or losses from sales of property and extraordinary items under GAAP, plus depreciation and amortization, and after adjustments to derive the Company's pro rata share of FFO of consolidated and unconsolidated joint ventures. Further, the Company does not adjust FFO to eliminate the effects of non-recurring charges. The Company believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. The Company believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of real estate investment trusts among the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway may not be comparable to FFO reported by other REITs that do not define theterm in accordance with the current NAREIT definition. Funds from operations do not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States and is not an indication of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

The following is a reconciliation of FFO and net income available to common stockholders for office properties and total consolidated entities for the years ending December 31, 2006, 2005 and 2004. Amounts presented as "Unallocated and Other" represent primarily income and expense associated with providing management services, acquisition fees, corporate general and administration expense, interest expense on unsecured lines of credit and preferred dividends.

	As of or for the year ended December 31, 2006		
	Office Properties	Unallocated and Other	Consolidated
	(in thousands)		
Property operating revenues (a)	$ 10,007	$ -	$ 10,007
Property operating expenses (b)	(99,130)	-	(99,130)
Property net operating income from continuing operations	110,877	-	110,877
Management company income	-	5,329	5,329
Other income	-	40	40
Interest expense (c)	(34,097)	(10,535)	(44,632)
Management company expenses	-	(1,141)	(1,141)
General and administrative expenses	-	(4,651)	(4,651)
Other expense	-	(5)	(5)
Equity in earnings of unconsolidated joint ventures	751	-	751
Adjustment for depreciation and amortization - unconsolidated joint ventures	815	-	815
Adjustment for depreciation and amortization - discontinued operations	582	-	582
Adjustment for minority interest - real estate partnerships	(1,790)	-	(1,790)
Income from discontinued operations	556	-	556
Loss on non depreciable assets	(119)		(119)
Dividends on preferred stock	-	(4,800)	(4,800)
Dividends on convertible preferred stock	-	(1,773)	(1,773)
Funds from operations available to common stockholders	77,575	(17,536)	60,039
Depreciation and amortization	(64,655)	-	(64,655)
Depreciation and amortization - unconsolidated joint ventures	(815)	-	(815)
Depreciation and amortization - discontinued operations	(582)	-	(582)
Depreciation and amortization - minority interest - real estate partnerships	2,275	-	2,275
Gain on sale of real estate and joint venture interest	17,765	-	17,765
Gain on sale of real estate from discontinued operations	5,083	-	5,083
Minority Interest - unit holders	-	(1)	(1)
Net income available to common stockholders	$ 36,646	$ (17,537)	$ 19,109
Total assets	$ 1,506,753	$ 5,593	$ 1,512,346
Office and parking properties	$ 1,306,281	$ -	$ 1,306,281
Investment in unconsolidated joint ventures	$ 11,179	$ -	$ 11,179
Capital expenditures	$ 34,160	$ -	$ 34,160

(a) Included in property operating revenues are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt and interest on subsidiary redeemable preferred membership interests. It does not include interest expense on the unsecured lines of credit, which is included in "Unallocated and Other".

	As of or for the year ended December 31, 2005		
	Office Properties	Unallocated and Other	Consolidated
		(in thousands)	
Property operating revenues (a)	$ 188,486	$ -	$ 188,486
Property operating expenses (b)	(88,254)	-	(88,254)
Property net operating income from continuing operations	100,232	-	100,232
Management company income	-	2,997	2,997
Other income	-	255	255
Interest expense (c)	(28,326)	(7,118)	(35,444)
Management company expenses	-	(607)	(607)
General and administrative expenses	-	(4,468)	(4,468)
Other expense	-	(5)	(5)
Equity in earnings of unconsolidated joint ventures	1,496	-	1,496
Adjustment for depreciation and amortization - unconsolidated joint ventures	1,057	-	1,057
Adjustment for depreciation and amortization - discontinued operations	1,050	-	1,050
Adjustment for minority interest - real estate partnerships	(1,206)	-	(1,206)
Income from discontinued operations	2,366	-	2,366
Gain (loss) on non depreciable real estate	48	(340)	(292)
Dividends on preferred stock	-	(4,800)	(4,800)
Dividends on convertible preferred stock	-	(2,346)	(2,346)
Funds from operations available to common stockholders	76,717	(16,432)	60,285
Depreciation and amortization	(51,046)	-	(51,046)
Depreciation and amortization - unconsolidated joint ventures	(1,057)	-	(1,057)
Depreciation and amortization - discontinued operations	(1,050)	-	(1,050)
Depreciation and amortization - minority interest - real estate partnerships	1,019	-	1,019
Gain on sale of real estate and joint venture interest	1,331	-	1,331
Gain on sale of real estate from discontinued operations	4,181	-	4,181
Minority Interest - unit holders	-	(2)	(2)
Net income available to common stockholders	$ 30,095	$ (16,434)	$ 13,661
Total assets	$ 1,181,263	$ 7,079	$ 1,188,342
Office and parking properties	$ 1,040,929	$ -	$ 1,040,929
Investment in unconsolidated joint ventures	$ 12,942	$ -	$ 12,942
Capital expenditures	$ 32,441	$ -	$ 32,441

(a) Included in property operating revenues are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt and interest on subsidiary redeemable preferred membership interests. It does not include interest expense on the unsecured lines of credit, which is included in "Unallocated and Other".

	As of or for the year ended December 31, 2004		
	Office Properties	Unallocated and Other	Consolidated
		(in thousands)	
Property operating revenues (a)	$ 152,828	$ -	$ 152,828
Property operating expenses (b)	(70,450)	-	(70,450)
Property net operating income from continuing operations	82,378	-	82,378
Management company income	-	3,832	3,832
Other income	-	37	37
Interest expense (c)	(21,580)	(4,237)	(25,817)
Management company expenses	-	(358)	(358)
General and administrative expenses	-	(4,464)	(4,464)
Other expense	-	(22)	(22)
Equity in earnings of unconsolidated joint ventures	1,697	-	1,697
Adjustment for depreciation and amortization - unconsolidated joint ventures	2,345	-	2,345
Adjustment for depreciation and amortization - discontinued operations	1,177	-	1,177
Adjustment for minority interest - real estate partnerships	(527)	-	(527)
Income from discontinued operations	3,464	-	3,464
Gain on note receivable	-	774	774
Dividends on preferred stock	-	(4,800)	(4,800)
Dividends on convertible preferred stock	-	(5,186)	(5,186)
Funds from operations available to common stockholders	68,954	(14,424)	54,530
Depreciation and amortization	(35,666)	-	(35,666)
Depreciation and amortization - unconsolidated joint ventures	(2,345)	-	(2,345)
Depreciation and amortization - discontinued operations	1,177)	-	(1,177)
Depreciation and amortization - minority interest - real estate partnerships	654	-	654
Gain on sale of real estate and joint venture interest	3,535	-	3,535
Minority Interest - unit holders	-	(2)	(2)
Net income available to common stockholders	$ 33,955	$ (14,426)	$ 19,529
Total assets	$ 920,780	$ 10,408	$ 931,188
Office and parking properties	$ 820,807	$ -	$ 820,807
Investment in unconsolidated joint ventures	$ 25,294	$ -	$ 25,294
Capital expenditures	$ 35,030	$ -	$ 35,030

(a) Included in property operating revenues are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt and interest on subsidiary redeemable preferred membership interests. It does not include interest expense on the unsecured lines of credit, which is included in "Unallocated and Other".

NOTE N - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for the years ended December 31, 2006 and 2005 are as follows (in thousands, except per share data):

	2006 (1)			
	First	Second	Third	Fourth
Revenues (other than gains)	$ 49,023	$ 53,312	$ 55,207	$ 57,794
Expenses	(38,677)	(38,153)	(45,353)	(47,399)
Operating Income	10,346	15,159	9,854	10,395
Interest and other income	19	7	8	6
Interest expense	(9,426)	(9,796)	(12,565)	(12,845)
Equity in earnings of unconsolidated joint ventures	410	(84)	198	227
Gain on sale of joint venture interest and real estate	-	13,465	-	4,181
Minority interest - unit holders	-	-	(1)	-
Minority interest - real estate partnerships	80	64	225	116
Income (loss) from continuing operations	1,429	18,815	(2,281)	2,080
Income (loss) from discontinued operations	312	344	130	(230)
Gain on sale of real estate from discontinued operations	-	-	211	4,872
Net income (loss)	1,741	19,159	(1,940)	6,722
Dividends on preferred stock	(1,200)	(1,200)	(1,200)	(1,200)
Dividends on convertible preferred stock	(587)	(586)	(481)	(119)
Net income (loss) available to common stockholders	$ (46)	$ 17,373	$ (3,621)	$ 5,403
Net income (loss) per common share:				
Basic	$ -	$ 1.24	$ (0.25)	$ 0.36
Diluted	$ -	$ 1.20	$ (0.25)	$ 0.36
Dividends per common share	$ 0.65	$ 0.65	$ 0.65	$ 0.65
Weighted average shares outstanding:				
Basic	14,049	14,036	14,236	14,895
Diluted	14,049	15,000	14,236	15,086

	2005 (1)			
	First	Second	Third	Fourth
Revenues (other than gains)	$ 46,440	$ 48,265	$ 47,349	$ 49,429
Expenses	(33,429)	(37,226)	(35,181)	(38,544)
Operating Income	13,011	11,039	12,168	10,885
Interest and other income	135	106	5	9
Interest expense	(7,983)	(8,784)	(8,805)	(9,872)
Equity in earnings of unconsolidated joint ventures	515	250	330	401
Gain (loss) on sale of joint venture interests and real estate	-	991	(26)	74
Minority interest - unit holders	-	-	(1)	(1)
Minority interest - real estate partnerships	(305)	(16)	20	114
Income from continuing operations	5,373	3,586	3,691	1,610
Income from discontinued operations	903	492	628	343
Gain on sale of real estate from discontinued operations	-	-	4,181	-
Net income	6,276	4,078	8,500	1,953
Dividends on preferred stock	(1,200)	(1,200)	(1,200)	(1,200)
Dividends on convertible preferred stock	(587)	(586)	(586)	(587)
Net income available to common stockholders	$ 4,489	$ 2,292	$ 6,714	$ 166
Net income per common share:				
Basic	$ 0.32	$ 0.16	$ 0.48	$ 0.01
Diluted	$ 0.32	$ 0.16	$ 0.47	$ 0.01
Dividends per common share	$ 0.65	$ 0.65	$ 0.65	$ 0.65
Weighted average shares outstanding:				
Basic	13,907	14,080	14,116	14,154
Diluted	14,095	14,250	14,295	14,281

(1) Certain reclassifications have been made to the quarterly data to conform with the annual presentation with no effect to net income or net income available to common stockholders.

Company Information

Corporate Headquarters
Parkway Properties, Inc.
One Jackson Place, Suite 1000
188 East Capitol Street
Jackson, MS 39201
(601) 948-4091 / 1-800-748-1667

Independent Auditors
Ernst & Young LLP

Registrar and Transfer and Dividend Agent
Computershare Trust Company, Inc.
1-800-942-5909

Shares
The Common Stock of Parkway Properties, Inc. is listed on The New York Stock Exchange under the symbol PKY.

The 8.0% Series D Cumulative Redeemable Preferred Stock of Parkway Properties, Inc. is listed on The New York Stock Exchange under the symbol PKY PrD.

Dividend Reinvestment and Stock Purchase Plan
The Company offers a Dividend Reinvestment and Stock Purchase Plan which allows its shareholders to automatically invest dividends as well as make voluntary cash payments for the purchase of additional shares at a discount. For additional information, contact Computershare Trust Company, Inc. at 1-800-942-5909 or visit our web site at www.pky.com.

Shareholder Information
Information on the Company, including news releases, quarterly reports and Form 10-K, is available at www.pky.com. Questions or requests for information can be e-mailed to the Company at mail@pky.com.

Annual Meeting
The Annual Stockholders Meeting will be held at 2:00 p.m. (C.D.T.) on May 10, 2007, at the Mississippi TeleCom Center, 105 Pascagoula Street, Jackson, Mississippi.

Board of Directors

Daniel P. Friedman
New York, NY; Director since 2002; Managing Member, Radiant Partners, LLC

Roger P. Friou
Jackson, MS; Director since 1995; Private Investor

Martin L. Garcia
Tampa, FL; Director since 1998; Managing Director, Pinehill Capital Partners, Inc.; President, Garcia Enterprises of Tampa, Inc.; Hill, Ward & Henderson, P.A.

Matthew W. Kaplan
New York, NY; Director since 2000; Managing Director, Rothschild Realty, Inc.

Michael J. Lipsey
Orlando, FL; Director since 1997; President, The Lipsey Company

Joe F. Lynch
Houston, TX; Director since 1994; Chairman of the Board and Chief Executive Officer, First Continental Corporation; Limited Partner and Manager of the General Partner of First Continental Investment Co., Ltd.

Steven G. Rogers
Jackson, MS; Director since 1996; President since 1993; Chief Executive Officer since 1997.

Leland R. Speed
Jackson, MS; Director since 1978; Chairman of the Board since 1980; Chief Executive Officer 1980 to 1997; Chairman of the Board, EastGroup Properties, Inc.

Lenore M. Sullivan
Dallas, TX; Director since 2003; Lecturer and Associate Director, Center for Real Estate Finance University of Texas at Austin.

Forward-Looking Statements
In addition to historical information, certain sections of this Annual Report and the Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those that are not in the present or past tense, that discuss the Company's beliefs, expectations or intentions or those pertaining to the Company's capital resources, profitability and portfolio performance and estimates of market rental rates. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein and in the Company's filings under the Securities Exchange Act of 1934, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. The success of the Company also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in the Form 10-K and in the Company's filings under the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements.

Executive Officers

Steven G. Rogers
President and Chief Executive Officer

William R. Flatt
Executive Vice President, Chief Financial Officer and Secretary

James M. Ingram
Executive Vice President and Chief Investment Officer

Thomas C. Maloney
Executive Vice President and Chief Operating Officer

Mandy M. Pope
Senior Vice President and Controller

Senior Officers

John J. Buckley
Senior Vice President and Asset Manager

Roy H. Butts
Senior Vice President and Treasurer

Sarah P. Clark
Senior Vice President of Strategic Planning and Investor Relations

David R. Fowler
Senior Vice President of Training

G. Mitch Mattingly
Executive Vice President and Senior Asset Manager

Lisa L. Smith
Senior Vice President and Asset Manager

Warren L. Speed
Senior Vice President of People Department

Jack R. Sullenberger
Senior Vice President of Technical Services

President and CEO, Steven G. Rogers, rang The Closing Bell℠ of the New York Stock Exchange (NYSE) on August 22, 2006 to commemorate the Company's 10th anniversary of its listing on the Exchange.

Senior officers and directors of Parkway participating in the event were (clockwise from left) Jim Ingram, Lennie Sullivan, Tom Maloney, Martin Garcia, Roger Friou, Mike Lipsey, Catherine Kinney — President of the NYSE, Will Flatt, Steve Rogers, Mitch Mattingly, Leland Speed, Dan Friedman and Sarah Clark.


PARKWAY
PROPERTIES, INC.
PKY
LISTED
NYSE
Committed to Providing Excellent
Industry
PKY
LISTED
NYSE
AUGUST
22
PKY
LISTED
NYSE

ON the BACK COVER

High Tide by Charles Parks is a bronze sculpture in the fountain at the Stein Mart Building dedicated to the people of Jacksonville and their mayor in 1986.


PARKWAY
PROPERTIES, INC.
PKY.COM



END